PROSPECTUS
AEP Transmission Company, LLC
Offers to Exchange
$300,000,000 aggregate principal amount of its 3.10% Senior Notes, Series F due 2026 and
$400,000,000 aggregate principal amount of its 4.00% Senior Notes, Series G due 2046, each of which have been registered under the Securities Act of 1933, as amended, for any and all of its outstanding

3.10% Senior Notes, Series D due 2026 and
4.00% Senior Notes, Series E due 2046, respectively
We are conducting the Offers to Exchange described above, or Exchange Offers, in order to provide you with an opportunity to exchange your unregistered outstanding notes referred to above, or Outstanding Notes, for substantially identical notes of the same series that have been registered under the Securities Act, which we refer to as Exchange Notes.
The Exchange Offers

•	We will exchange all Outstanding Notes that are validly tendered and not validly withdrawn for an equal principal amount of Exchange Notes that are registered under the Securities Act.

•	You may withdraw tenders of Outstanding Notes at any time prior to the expiration of the Exchange Offers.

•	The Exchange Offers expire at 5:00 p.m., New York City time, on May 17, 2017, unless extended. We do not currently intend to extend the Expiration Date.

•	The exchange of Outstanding Notes for Exchange Notes in the Exchange Offers will not be a taxable event to holders for United States federal income tax purposes.

•
The terms of the Exchange Notes to be issued in the Exchange Offers are substantially identical to the Outstanding Notes of the respective series, except that the Exchange Notes will be registered under the Securities Act, and do not have any transfer restrictions, registration rights or additional interest provisions.

Results of the Exchange Offers

•
Except as prohibited by applicable law, the Exchange Notes may be sold in the over-the-counter market, in negotiated transactions or through a combination of such methods. There is no existing market for the Exchange Notes to be issued, and we do not plan to list the Exchange Notes on a national securities exchange or market.

•	We will not receive any proceeds from the Exchange Offers.

All untendered Outstanding Notes will remain outstanding and continue to be subject to the restrictions on transfer set forth in the Outstanding Notes and in the indenture governing the Outstanding Notes. In general, the Outstanding Notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Other than in connection with the Exchange Offers, we do not currently anticipate that we will register the Outstanding Notes under the Securities Act.

Each broker-dealer that receives Exchange Notes for its own account in the Exchange Offers must acknowledge that it will deliver a prospectus in connection with any resale of those Exchange Notes. The letter of transmittal states that by so acknowledging and delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Outstanding Notes where the broker-dealer acquired such Outstanding Notes as a result of market-making or other trading activities. We have agreed that, for a period of 180 days after the Expiration Date, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”
See “Risk Factors” beginning on page 11 for a discussion of certain risks that you should consider before participating in the Exchange Offers.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Exchange Notes to be distributed in the Exchange Offers or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
The date of this prospectus is April 17, 2017.
In making your investment decision, you should rely only on the information contained in or incorporated by reference into this prospectus. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer of the Exchange Notes in any jurisdiction where the offer thereof is not permitted. The information contained in this prospectus speaks only as of the date of this prospectus.
This prospectus incorporates by reference important business and financial information about us from documents filed with the SEC that have not been included herein or delivered herewith. Information incorporated by reference is available without charge at the website that the SEC maintains at http://www.sec.gov, as well as from other sources. See “Available Information and Incorporation by Reference.” In addition, you may request a copy of such document, at no cost, by writing or calling us at the following address or telephone number: Investor Relations, American Electric Power Service Corporation, 1 Riverside Plaza, Columbus, OH 43215; 614-716-1000. In order to receive timely delivery of those materials, you must make your requests no later than five business days before expiration of the applicable exchange offer, or May 17, 2017, the present expiration date of the exchange offers.
References to “AEPTCo,” “Company,” “we,” “us” and “our” in this prospectus are references to AEP Transmission Company, LLC specifically or, if the context requires, to AEP Transmission Company, LLC and its subsidiaries, collectively.

TABLE OF CONTENTS

Summary	1
Risk Factors	11
Forward-Looking Statements	17
Use of Proceeds	17
Capitalization	18
Selected Financial Data	19
Management’s Discussion and Analysis of Financial Condition and Results of Operations	20
Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	35
Quantitative and Qualitative Disclosures about Market Risk	36
Business	37
Management	47
Compensation Discussion and Analysis	49
Transactions with Related Persons	83
The Exchange Offers	84
Description of the Exchange Notes	96
Material United States Federal Income Tax Consequences Of The Exchange Offers	104
Plan of Distribution	104
Legal Matters	104
Experts	105
Available Information	105
Index to 2016 Annual Report	106

SUMMARY

This summary highlights certain information concerning the Company and this offering that may be contained elsewhere in this prospectus. This summary is not complete and does not contain all the information that may be important to you. You should read this prospectus in its entirety before making an investment decision.

AEP Transmission Company, LLC
Overview
AEP Transmission Company, LLC (“AEPTCo” or the “Company”), a Delaware limited liability company organized in 2006, is the holding company of seven regulated transmission-only electric utilities. AEPTCo is an indirect wholly-owned subsidiary of American Electric Power Company, Inc. (“AEP”).
Our business consists of developing and building new transmission facilities at the request of the regional transmission organizations in which we operate and in replacing and upgrading facilities, assets and components of the existing AEP transmission system as needed to maintain reliability standards and provide service to AEP’s wholesale and retail customers. Our principal executive offices are located at 1 Riverside Plaza, Columbus, Ohio 43215 (Telephone number (614) 716-1000).

Organizational Structure

State Transcos

AEPTCo’s seven wholly-owned public utility companies are (collectively referred to herein as the “State Transcos”):

•	AEP Appalachian Transmission Company, Inc. (“APTCo”),

•	AEP Indiana Michigan Transmission Company, Inc. (“IMTCo”),

•	AEP Kentucky Transmission Company, Inc. (“KTCo”),

•	AEP Ohio Transmission Company, Inc. (“OHTCo”),

•	AEP West Virginia Transmission Company, Inc. (“WVTCo”),

•	AEP Oklahoma Transmission Company, Inc. (“OKTCo”) and

•	AEP Southwestern Transmission Company, Inc. (“SWTCo”).
The State Transcos are independent of but overlay AEP’s existing electric utility operating companies: Appalachian Power Company, Indiana Michigan Power Company, Kentucky Power Company, Kingsport Power Company, Ohio Power Company, Public Service Company of Oklahoma, Southwestern Electric Power Company and Wheeling Power Company (collectively, the “AEP Operating Companies”). The State Transcos develop, own, operate, and maintain their respective transmission assets. Assets of the State Transcos interconnect to transmission facilities owned by the AEP Operating Companies and unaffiliated transmission owners within the footprints of PJM and SPP. PJM and SPP are regional transmission organizations (“RTOs”) mandated by the Federal Energy Regulatory Commission (“FERC”) to ensure reliable supplies of power, adequate transmission infrastructure and competitive wholesale prices of electricity.  PJM is a regional transmission organization serving approximately 61 million people throughout 13 states and the District of Columbia. APTCo, IMTCo, KTCo, OHTCo and WVTCo are located within PJM. SPP is a regional transmission organization serving over 18 million people in fourteen states.  OKTCo and SWTCo are located within SPP.

IMTCo, KTCo, OHTCo, OKTCo and WVTCo have received all necessary approvals for formation and currently own and operate transmission assets in their respective jurisdictions.  In December 2016, the Virginia State Corporation Commission and West Virginia Public Service Commission granted consent for Appalachian Power Company and APTCo to enter into a joint license agreement that will support APTCo investment in the state of Tennessee. An application for regulatory approval for SWTCo is under consideration in Louisiana.

Regulation
The State Transcos are regulated for rate-making purposes exclusively by FERC and earn revenues through tariff rates charged for the use of their electric transmission systems. The State Transcos establish transmission rates each year through formula rate filings with FERC. The rate filings calculate the revenue requirement needed to cover the costs of operation and debt service and to earn an allowed return on equity. These rates are then included in the Open Access Transmission Tariffs (“OATT”) for SPP and PJM. SPP and PJM collect the revenue requirement from transmission customers under their respective OATTs. The transmission customers under the OATTs include the AEP Operating Companies, other investor-owned utilities, electric cooperatives, municipal entities and power marketers.

The public service commissions in the states where our State Transcos’ assets are located do not have jurisdiction over the State Transcos’ rates or terms and conditions of service. However, certain transmission facilities are subject to certification and/or siting and financing requirements specific to each state. While these proceedings require a statement and justification of need, they also determine line routes and substation locations with the least impact to the environment and general public. The state public service commission or a designated entity will review the State Transco’s application to certify the project.

Operations
As transmission-only companies, our State Transcos function as conduits, allowing for power from generators to be transmitted to local distribution systems. The transmission of electricity by our State Transcos is a central function to the provision of electricity to residential, commercial and industrial end-use consumers. American Electric Power Service Corporation (“AEPSC”) has executed a services agreement pursuant to which AEPSC has agreed to provide services to each of the State Transcos. AEPSC is an AEP service subsidiary that provides management and professional services to AEP and its subsidiaries. AEPSC provides four categories of service to the State Transcos: project evaluation and permitting services, project development services, operation and management services and business services, including billing, insurance, human resources and IT services. All of these services are provided at cost. Additionally, each State Transco has executed a services agreement with the respective incumbent AEP Operating Company in its state or footprint.

Existing and Forecasted Projects
The State Transcos are geographically diverse and have assets in service or under construction across two RTOs and in six states, with additional states planned or pending approval. As of December 31, 2016, the State Transcos had $4.1 billion of transmission assets in-service with plans to construct approximately $4.4 billion of additional transmission assets through 2019. We anticipate the need for extensive additional investment in transmission infrastructure within PJM and SPP to maintain the required level of grid reliability, resiliency, security and efficiency and to address an aging transmission infrastructure. We also foresee the need to construct additional transmission facilities based on changes in generating resources, such as wind or solar projects, generation additions or retirements, and additional new customer interconnections. We will continue our investment to enhance physical and cyber security of our assets, and are also investing in improving the telecommunication network that supports the operation and control of the grid. Finally, our fundamental obligation to meet state, federal, regulatory and industry standards will continue to drive investment in this category of projects.

A key part of our business is replacing and upgrading transmission facilities, assets and components of the existing AEP System as needed to maintain reliability. Roughly 7,000 miles of AEP's transmission lines were built more than seventy years ago and have surpassed their useful life expectancy. Significant quantities of major transmission equipment, such as transformers and circuit breakers, on AEP’s grid have also surpassed their life expectancy. The State Transcos provide the capability to upgrade existing facilities due to their condition as a result of their age.
Business Strategy
AEPTCo’s business strategy is to own, operate, maintain and invest in transmission infrastructure in order to maintain and enhance system integrity and grid reliability, grid security, safety, reduce transmission constraints and facilitate interconnections of new generating resources and new wholesale customers, as well as enhance competitive wholesale electricity markets. We intend to implement this strategy through the following types of projects:

•
Regional Projects: Projects assigned to the AEP System as a result of the regional planning initiatives conducted by PJM or SPP. The RTOs identify the need for transmission in support of regional reliability, transmission service, congestion mitigation, public policy, to support the integration of new generation resources and to support the retirement of generation resources. Regional Projects must be awarded by PJM or SPP in a process approved by FERC under Order 1000, and generally contemplates more than one bidder for any particular Regional Project.

•
Local Projects: Improvements to local area reliability by upgrading, rebuilding or replacing existing, aging infrastructure at the AEP Operating Companies. AEP evaluates several criteria to determine the need for Local Projects. These criteria include age, recorded performance issues, condition assessment, anticipated maintenance requirements and criticality to the grid. Projects are assigned to the State Transcos based upon a defined set of criteria. Local projects also include new interconnections discussed below.

•	New Interconnections: Construction of new facilities to support customer points of delivery.

Transmission investment across AEP is primarily driven by the need to revitalize aging infrastructure, our desire to enhance reliability at a local level to improve the customer experience, compliance with regulatory, industry, and governmental standards, requirements to improve telecommunication capability to keep up with changing technologies, and the obligation to address grid limitations identified by the RTOs. The State Transcos are not limited to investing in projects addressing particular transmission drivers. AEP has developed project selection guidelines that help determine which transmission assets can be built, owned and operated by the State Transcos. In essence, the need on the transmission grid determines the transmission project, and the project selection guidelines help determine which components of the transmission project will be placed in the State Transcos.

Generally, greenfield transmission, partial or complete refurbishment of extra high voltage transmission, and complete refurbishment of lower voltage transmission assets qualify for transmission investment in the State Transcos. AEPTCo expects the majority of its transmission investment to go towards improving aging infrastructure, local reliability and upgrades to telecommunication and operational stacks.

The Exchange Offers
In November 2016, we issued the Outstanding Notes in transactions not subject to the registration requirements of the Securities Act of 1933, as amended, or “Securities Act". The term “2026 Exchange Notes” refers to the 3.10% Senior Notes, Series F due 2026 and the term “2046 Exchange Notes” refers to the 4.00% Senior Notes, Series G due 2046, each as registered under the Securities Act, and all of which collectively are referred to as the “Exchange Notes.” The term “Notes” collectively refers to the Outstanding Notes and the Exchange Notes.

General
In connection with the issuance of the Outstanding Notes, we entered into a registration rights agreement with representatives of the initial purchasers of the Outstanding Notes pursuant to which we agreed, among other things, to deliver this prospectus to you and to use commercially reasonable efforts to complete the Exchange Offers within 315 days after the date of original issuance of the Outstanding Notes. You are entitled to exchange in the Exchange Offers your Outstanding Notes for the respective series of Exchange Notes that are identical in all material respects to the Outstanding Notes except:

•
the Exchange Notes have been registered under the Securities Act and, therefore, will not be subject to the restrictions on transfer applicable to the Outstanding Notes (except as described in “The Exchange Offers-Resale of Exchange Notes” and “Description of the Exchange Notes-Form; Transfers; Exchanges”);

•
the Exchange Notes are not entitled to any registration rights which are applicable to the Outstanding Notes under the registration rights agreement, including any rights to additional interest for failure to comply with the registration rights agreement; and

	•	the Exchange Notes will bear different CUSIP numbers.
The Exchange Offers	We are offering to exchange:
•
$300,000,000 aggregate principal amount of 3.10% Senior Notes, Series F due 2026 that have been registered under the Securities Act for any and all of our existing 3.10% Senior Notes, Series D due 2026 and

•
$400,000,000 aggregate principal amount of 4.00% Senior Notes, Series G due 2046 that have been registered under the Securities Act for any and all of our existing 4.00% Senior Notes, Series E due 2046.

You may only exchange Outstanding Notes in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof. Any untendered Outstanding Notes must also be in a minimum denomination of $2,000.

Resale
Based on an interpretation by the staff of the Securities and Exchange Commission, or SEC, set forth in no-action letters issued to third parties, we believe that the Exchange Notes issued pursuant to the Exchange Offers in exchange for the Outstanding Notes may be offered for resale, resold and otherwise transferred by you (unless you are our “affiliate” within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that:

	•	you are acquiring the Exchange Notes in the ordinary course of your business; and

	•	you have not engaged in, do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution of the Exchange Notes.
Any holder of Outstanding Notes who:
	•	is our affiliate;
	•	does not acquire Exchange Notes in the ordinary course of its business; or
	•	tenders its Outstanding Notes in the Exchange Offers with the intention to participate, or for the purpose of participating, in a distribution of Exchange Notes cannot rely on the position of the staff of the SEC enunciated in the staff’s no-action letters to Morgan Stanley & Co. Incorporated (available June 5, 1991) and Exxon Capital Holdings Corporation (available May 13, 1988), as interpreted in Shearman & Sterling (available July 2, 1993), or similar no-action letters and, in the absence of an exemption therefrom, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the Exchange Notes.
If you are a broker-dealer and receive Exchange Notes for your own account in exchange for Outstanding Notes that you acquired as a result of market-making activities or other trading activities, you must acknowledge that you will deliver this prospectus in connection with any resale of the Exchange Notes and that you are not our affiliate and did not purchase your Outstanding Notes from us or any of our affiliates. See “Plan of Distribution.”
Our belief that the Exchange Notes may be offered for resale without compliance with the registration or prospectus delivery provisions of the Securities Act is based on interpretations of the SEC for other exchange offers that the SEC expressed in some of its no-action letters to other issuers in exchange offers like ours. We have not sought a no-action letter in connection with the Exchange Offers, and we cannot guarantee that the SEC would make a similar decision about our Exchange Offers. If our belief is wrong, or if you cannot truthfully make the representations mentioned above, and you transfer any Exchange Note issued to you in the Exchange Offers without meeting the registration and prospectus delivery requirements of the Securities Act, or without an exemption from such requirements, you could incur liability under the Securities Act. We are not indemnifying you for any such liability.

Expiration Date	The Exchange Offers will expire at 5:00 p.m., New York City time, on May 17, 2017, unless extended by us. We do not currently intend to extend the Expiration Date.
Withdrawal
You may withdraw the tender of your Outstanding Notes at any time prior to the expiration of the Exchange Offers. We will return to you any of your Outstanding Notes that are not accepted for any reason for exchange, without expense to you, promptly after the expiration or termination of the Exchange Offers.

Conditions to the Exchange Offers
Each Exchange Offer is subject to customary conditions. We reserve the right to waive any defects, irregularities or conditions to exchange as to particular Outstanding Notes. See “The Exchange Offers-Conditions to the Exchange Offers.”

Procedures for Tendering Outstanding	If you wish to participate in any of the Exchange Offers, you must either:

Notes	•
complete, sign and date the applicable accompanying letter of transmittal, or a facsimile of the letter of transmittal, in accordance with the instructions contained in this prospectus and the letter of transmittal, and mail or deliver such letter of transmittal or facsimile thereof, together with the Outstanding Notes to be exchanged for Exchange Notes, and any other required documents, to the Exchange Agent at the address set forth on the cover page of the letter of transmittal; or

•
if you hold Outstanding Notes through The Depository Trust Company, or “DTC”, comply with DTC’s Automated Tender Offer Program procedures described in this prospectus, by which you will agree to be bound by the letter of transmittal.

By signing, or agreeing to be bound by, the letter of transmittal, you will represent to us that, among other things:
	•	any Exchange Notes received by you will be acquired in the ordinary course of your business;
	•	you have no arrangements or understanding with any person to participate in the distribution of the Exchange Notes within the meaning of the Securities Act;
	•	you are not engaged in, and do not intend to engage in, the distribution of the Exchange Notes;
•
you are not an “affiliate,” as defined in Rule 405 of the Securities Act, of the Company or, if you are an affiliate, you will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable; and

•
if you are a broker-dealer, you will receive Exchange Notes for your own account in exchange for Outstanding Notes that were acquired as a result of market-making activities or other trading activities, and you will deliver a prospectus in connection with any resale of such Exchange Notes.

Special Procedures for Beneficial Owners
If you are a beneficial owner of Outstanding Notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, and you wish to tender those Outstanding Notes in any of the Exchange Offers, you should contact the registered holder promptly and instruct the registered holder to tender those Outstanding Notes on your behalf. If you wish to tender on your own behalf, you must, prior to completing and executing the letter of transmittal and delivering your Outstanding Notes, either make appropriate arrangements to register ownership of the Outstanding Notes in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time and may not be able to be completed prior to the Expiration Date.

Guaranteed Delivery Procedures
If you wish to tender your Outstanding Notes and your Outstanding Notes are not immediately available, or you cannot deliver your Outstanding Notes, the letter of transmittal or any other required documents, or you cannot comply with the procedures under DTC’s Automated Tender Offer Program for transfer of book-entry interests prior to the Expiration Date, you must tender your Outstanding Notes according to the guaranteed delivery procedures set forth in this prospectus under “The Exchange Offers-Guaranteed Delivery Procedures.”

Effect on Holders of Outstanding Notes
As a result of the making of, and upon acceptance for exchange of all validly tendered Outstanding Notes pursuant to the terms of, the Exchange Offers, we will have fulfilled a covenant under the registration rights agreement. Accordingly, we will not be required to pay additional interest on the Outstanding Notes under the circumstances described in the registration rights agreement. If you do not tender your Outstanding Notes in any of the Exchange Offers, you will continue to be entitled to all the rights and subject to all the limitations applicable to the Outstanding Notes as set forth in the Indenture (as defined below), except we will not have any further obligation to you to provide for the exchange and registration of untendered Outstanding Notes under the registration rights agreement. To the extent that Outstanding Notes are tendered and accepted in the Exchange Offers, the trading market for Outstanding Notes that are not so tendered and accepted could be adversely affected.

Consequences of Failure to Exchange
All untendered Outstanding Notes will remain outstanding and continue to be subject to the restrictions on transfer set forth in the Outstanding Notes and in the Indenture. In general, the Outstanding Notes may not be offered or sold unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Other than in connection with the Exchange Offers, we do not currently anticipate that we will register the Outstanding Notes under the Securities Act.

United States Federal Income Tax Consequences
The exchange of Outstanding Notes in the Exchange Offers will not be a taxable event to holders for United States federal income tax purposes. See “Material United States Federal Income Tax Consequences Of The Exchange Offers.”

Use of Proceeds	We will not receive any proceeds from the issuance of the Exchange Notes in the Exchange Offers. See “Use of Proceeds.”
Exchange Agent
The Bank of New York Mellon Trust Company, N.A. is the Exchange Agent for the Exchange Offers. Any questions and requests for assistance with respect to accepting or withdrawing from the Exchange Offers, requests for additional copies of this prospectus or of the letter of transmittal and requests for the notice of guaranteed delivery should be directed to the Exchange Agent. The address and telephone number of the Exchange Agent are set forth in the section captioned “The Exchange Offers-Exchange Agent.”

The Exchange Notes

The summary below describes the principal terms of the Exchange Notes. Certain of the terms and conditions described below are subject to important limitations and exceptions. The “Description of the Exchange Notes” section of this prospectus contains more detailed descriptions of the terms and conditions of the Outstanding Notes and Exchange Notes. The Exchange Notes will have terms identical in all material respects to the respective series of Outstanding Notes, except that the Exchange Notes will not contain certain terms with respect to transfer restrictions, registration rights and additional interest for failure to observe certain obligations in the registration rights agreement.

Issuer	AEP Transmission Company, LLC.
The Exchange Notes	$300,000,000 principal amount of 3.10% Senior Notes, Series F due 2026 and $400,000,000 principal amount of 4.00% Senior Notes, Series G due 2046.
Maturity	December 1, 2026 for 2026 Exchange Notes and December 1, 2046 for 2046 Exchange Notes.
Interest Rate	3.10% per annum for 2026 Exchange Notes and 4.00% per annum for 2046 Exchange Notes.
Interest Payment Dates	June 1 and December 1 of each year, beginning on December 1, 2017.
Ranking
The Exchange Notes are our senior unsecured obligations and will rank equally in right of payment with all our other senior unsecured obligations and will be effectively subordinated to all of our secured debt, of which we have none outstanding as of April 4, 2017.

Optional Redemption
At any time prior to September 1, 2026, we may redeem the 2026 Exchange Notes at any time, in whole or in part, at a “make whole” redemption price equal to the greater of (1) the principal amount being redeemed or (2) the sum of the present values of the remaining scheduled payments of principal and interest on the 2026 Exchange Notes being redeemed that would be due if such 2026 Exchange Notes matured on September 1, 2026, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined herein), plus 15 basis points, plus in each case accrued and unpaid interest to the redemption date.
At any time prior to June 1, 2046, we may redeem the 2046 Exchange Notes at any time, in whole or in part, at a “make whole” redemption price equal to the greater of (1) the principal amount being redeemed or (2) the sum of the present values of the remaining scheduled payments of principal and interest on the 2046 Exchange Notes being redeemed that would be due if such 2046 Exchange Notes matured on June 1, 2046, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined herein), plus 20 basis points, plus in each case accrued and unpaid interest to the redemption date.
At any time on or after September 1, 2026, we may redeem the 2026 Exchange Notes in whole or in part at 100% of the principal amount of the 2026 Exchange Notes being redeemed, plus accrued and unpaid interest thereon to but excluding the date of redemption. At any time on or after June 1, 2046, we may redeem the 2046 Exchange Notes in whole or in part at 100% of the principal amount of the 2046 Exchange Notes being redeemed, plus accrued and unpaid interest thereon to but excluding the date of redemption.

Certain Covenants
The Indenture (as defined herein) limits our ability to incur Liens (as defined herein), does not permit Consolidated Priority Debt (as defined herein) to exceed 10% of Consolidated Tangible Net Assets (as defined herein) and limits our ability to merge, consolidate or sell all or substantially all of our assets as an entirety.
These limitations are subject to a number of important qualifications and exceptions. For more information, see “Description of the Exchange Notes-Certain Covenants.”

Absence of Established Market for the Exchange Notes
We do not plan to have the Exchange Notes listed on any securities exchange or included in any automated quotation system. There is no existing trading market for the Exchange Notes, and there can be no assurance regarding any future development of a trading market for the Exchange Notes, the price at which holders of the Exchange Notes may be able to sell their Exchange Notes or the ability of such holders to sell their Exchange Notes at all.

Form of Notes
The Exchange Notes will be issued in fully registered book-entry form and each series of Exchange Notes will be represented by one or more global certificates, which will be deposited with or on behalf of DTC and registered in the name of DTC’s nominee. Beneficial interests in global certificates will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its direct and indirect participants, and your interest in any global certificate may not be exchanged for certificated Notes, except in limited circumstances described herein. See “Description of the Exchange Notes-Book-Entry Only Issuance-The Depository Trust Company.”

Trustee	The Bank of New York Mellon Trust Company, N.A.
Governing Law	The Indenture is, and the Exchange Notes will be, governed by, and construed in accordance with, the laws of the State of New York.

RISK FACTORS
An investment in the Notes, including a decision to tender your Outstanding Notes in the Exchange Offers, involves a number of risks. Risks described below should be carefully considered together with the other information included in this prospectus. Any of the events or circumstances described as risks below could result in a significant or material adverse effect on our business, results of operations, cash flows or financial condition, and a corresponding decline in the market price of or our ability to repay, the Notes. The risks and uncertainties described below may not be the only risks and uncertainties that we face. Additional risks and uncertainties not currently known may also result in a significant or material adverse effect on our business, results of operations, cash flow or financial condition.
Risks Related to Our Business

Certain elements of our State Transcos’ formula rates can be and have been challenged, which could result in lowered rates and/or refunds of amounts previously collected and thus have an adverse effect on our business, financial condition, results of operations and cash flows.

Our State Transcos provide transmission service under rates regulated by the FERC. The FERC has approved the cost-based formula rate templates used by our State Transcos to calculate their respective annual revenue requirements, but it has not expressly approved the amount of actual capital and operating expenditures to be used in the formula rates. All aspects of our State Transcos’ rates accepted or approved by the FERC, including the formula rate templates, the rates of return on the actual equity portion of their respective capital structures and the approved targeted capital structures, are subject to challenge by interested parties at the FERC, or by the FERC on its own initiative. In addition, interested parties may challenge the annual implementation and calculation by our State Transcos of their projected rates and formula rate true up pursuant to their approved formula rate templates under the State Transcos’ formula rate implementation protocols. If a challenger can establish that any of these aspects are unjust, unreasonable, unduly discriminatory or preferential, then the FERC will make appropriate prospective adjustments to them and/or disallow any of our State Transcos’ inclusion of those aspects in the rate setting formula.

In October 2016, several parties filed a joint complaint with the FERC that states the base return on common equity used by various AEP affiliates, including the State Transcos that operate in PJM, in calculating formula transmission rates under the PJM Open Access Transmission Tariff (OATT) is excessive and should be reduced from 10.99% to 8.32%, effective upon the date of the complaint. Management believes its financial statements adequately address the impact of the complaint. If the FERC orders revenue reductions as a result of the complaint, including refunds from the date of the complaint filing, it could reduce future net income and cash flows and impact financial condition.

End-use consumers and entities supplying electricity to end-use consumers may also attempt to influence government and/or regulators to change the rate setting methodologies that apply to our State Transcos, particularly if rates for delivered electricity increase substantially.

Our actual capital investment may be lower than planned, which would cause a lower than anticipated rate base and would therefore result in lower revenues and earnings compared to our current expectations.

Each of our State Transcos’ rate base, revenues and earnings are determined in part by additions to property, plant and equipment and when those additions are placed in service. We anticipate making significant capital investments over the next several years; however, the amounts could change significantly due to factors beyond our control. If our State Transcos’ capital investment and the resulting in-service property, plant and equipment are lower than anticipated for any reason, our State Transcos will have a lower than anticipated rate base, thus causing their revenue requirements and future earnings to be lower than anticipated.

Changes in energy laws, regulations or policies could impact our business, financial condition, results of operations and cash flows.

Each of our State Transcos is regulated by the FERC as a “public utility” under federal law and is a transmission owner in PJM or SPP. We cannot predict whether the approved rate methodologies for any of our State Transcos will be changed. In addition, the U.S. Congress periodically considers enacting energy legislation that could assign new responsibilities to the FERC, modify existing law or provide the FERC or another entity with increased authority to regulate transmission matters. We cannot predict whether, and to what extent, our State Transcos may be affected by any such changes in federal energy laws, regulations or policies in the future. While our State Transcos are subject to FERC’s exclusive jurisdiction for purposes of rate regulation, changes in state laws affecting other matters, such as transmission siting and construction, could limit investment opportunities available to us.

We depend on the AEP Operating Companies for a substantial portion of our revenues.

Our principal transmission service customers in PJM are AEP Operating Companies. In SPP, our principal transmission service customers are also affiliated AEP Operating Companies. We expect that AEP Operating Companies will continue to be our principal transmission service customers for the foreseeable future. For the year ended December 31, 2016, the AEP Operating Companies were responsible for approximately 77% of our consolidated transmission revenues.

Most of the real property rights on which our assets are situated result from affiliate license agreements and are dependent on the terms of the underlying easements and other rights of our affiliates.

We do not hold title to the majority of real property on which our electric transmission assets are located. Instead, under the provisions of certain affiliate contracts, we are permitted to occupy and maintain our facilities upon real property held by the respective AEP Operating Companies that overlay our operations. Our ability to continue to occupy such real property is dependent upon the terms of such affiliate contracts and upon the underlying real property rights of the AEP Operating Companies, which may be encumbered by easements, mineral rights and other similar encumbrances that may affect the use of such real property. We can give no assurance that (i) we will continue to be affiliates of the AEP Operating Companies, (ii) suitable replacement arrangements can be obtained in the event that the AEP Operating Companies are not our affiliates, and (iii) the underlying easements and other rights are sufficient to permit us to operate our assets in a manner free from interruption.

We contract with third parties and affiliates to provide services for certain aspects of our business. If any of these agreements are terminated, we may face a shortage of labor or replacement contractors to provide the services formerly provided by these third parties.

We enter into various agreements and arrangements with third parties and affiliates to provide services for construction, maintenance and operations of certain aspects of our business, which, if terminated, could result in a shortage of a readily available workforce to provide these services. If any of these agreements or arrangements is terminated for any reason, we may face difficulty finding a qualified replacement work force to provide such services, which could have an adverse effect on our ability to carry on our business and on our results of operations.

Hazards associated with high-voltage electricity transmission may result in suspension of our operations or the imposition of civil or criminal penalties.

Our operations are subject to the usual hazards associated with high-voltage electricity transmission, including explosions, fires, inclement weather, natural disasters, mechanical failure, unscheduled downtime, equipment interruptions, remediation, chemical spills, discharges or releases of toxic or hazardous substances or gases and other environmental risks. The hazards can cause personal injury and loss of life, severe damage to or destruction of property and equipment and environmental damage, and may result in suspension of operations and the imposition of civil or criminal penalties. AEPTCo maintains property and casualty insurance, but we are not fully insured against all potential hazards incident to our business, such as damage to poles, towers and lines or losses caused by outages.

We are subject to environmental regulations and to laws that can give rise to substantial liabilities.

We are subject to federal, state and local environmental laws and regulations, which impose requirements to minimize environmental and other impacts from our construction activities, limitations on the discharge of pollutants into the environment, establish standards for the management, treatment, storage, transportation and disposal of solid and hazardous wastes and hazardous materials, and impose obligations to investigate and remediate contamination in certain circumstances. Liabilities relating to investigation and remediation of contamination, as well as other liabilities concerning hazardous materials or contamination such as claims for personal injury or property damage, may arise at many locations, including formerly owned or operated properties and sites where wastes were treated or disposed of in accordance with historic standards, as well as properties we currently own or operate. Such liabilities may also be joint and several, meaning that a party can be held responsible for more than its share of the liability involved, or even the entire share.

Failure to comply with environmental laws and regulations applicable to us could result in civil or criminal penalties and remediation costs. Our assets and operations also involve the use of materials classified as hazardous, toxic or otherwise dangerous. Some of our facilities and properties are located near environmentally sensitive areas such as wetlands and habitats of endangered or threatened species. Compliance with these laws and regulations, and liabilities concerning contamination or hazardous materials, may adversely affect our costs and, therefore, our business, financial condition and results of operations.

We are subject to various regulatory requirements, including reliability standards; contract filing requirements; reporting, recordkeeping and accounting requirements; and transaction approval requirements.

Under federal law, owners and operators of the bulk power transmission system are subject to mandatory reliability standards, including both operational and cybersecurity standards, promulgated by the North American Electric Reliability Corporation (“NERC”) and enforced by the FERC. The standards are based on the functions that need to be performed to ensure the bulk power system operates reliably and are guided by reliability and market interface principles. Compliance with new reliability standards may subject us to higher operating costs and/or increased capital expenditures. If we were found not to be in compliance with the mandatory reliability standards, we could be subject to sanctions, including substantial monetary penalties, which likely would not be recoverable.

Our subsidiaries must comply with FERC requirements for approval of certain transactions; reporting, recordkeeping and accounting requirements; and for filing contracts related to the provision of jurisdictional services. Under FERC policy, failure to file jurisdictional agreements on a timely basis may result in foregoing the time value of revenues collected under the agreement, but not to the point where a loss would be incurred. The failure to obtain timely approval of transactions or to comply with applicable reporting, recordkeeping or accounting requirements could subject us to penalties that could have a material adverse effect on our financial condition, results of operations and cash flows.

Acts of war, terrorist attacks, cyberattacks, natural disasters, severe weather and other catastrophic events may have a material adverse effect on our business, financial condition, results of operations and cash flows.

Acts of war, terrorist attacks, cyberattacks, natural disasters, severe weather and other catastrophic events may negatively affect our business, financial condition and cash flows in unpredictable ways, such as increased security measures and disruptions of markets. Energy related assets, including, for example, our transmission facilities and the generation and distribution facilities that we interconnect with, may be at risk of acts of war, terrorist attacks and cyberattacks, as well as natural disasters, severe weather and other catastrophic events. In addition to any physical damage caused by such events, cyberattacks targeting our information systems could impair our records, networks, systems and programs, or transmit viruses to other systems. Such events or the threat of such events may increase costs associated with heightened security requirements. In addition, such events or threats may have a material effect on the economy in general and could result in a decline in energy consumption, which may have a material adverse effect on our business, financial condition, results of operations and cash flows.

Risks Relating to Our Corporate and Financial Structure

We are a holding company with no operations, and unless we receive dividends or other payments from our subsidiaries, we may be unable to fulfill our other cash obligations.

As a holding company with no business operations, our material assets consist primarily of the stock interests in the State Transcos. Our only sources of cash to pay interest on our indebtedness are dividends and other payments received by us from time to time from the State Transcos, capital contributions from AEP, proceeds raised from the sale of our debt and borrowings. Each of the State Transcos, however, is legally distinct from us and has no obligation, contingent or otherwise, to make funds available to us (apart from payment obligations in connection with loans that we have made to the State Transcos). The ability of each of our State Transcos to pay dividends and make other payments to us is subject to, among other things, the availability of funds, after taking into account capital expenditure requirements, the terms of its indebtedness, applicable state laws and regulations of the FERC.

AEPTCo is the sole obligor of the Exchange Notes and the State Transcos will not guarantee AEPTCo’s obligations under the Exchange Notes. Although certain debt covenants limit external debt at the subsidiary level, the Exchange Notes will be structurally subordinated to the debt and other liabilities of the State Transcos and the assets of the State Transcos may not be available to make payments on the Exchange Notes.

None of the State Transcos will guarantee AEPTCo’s obligations under the Exchange Notes. Although certain debt covenants limit external debt at the subsidiary level, the Exchange Notes are structurally subordinated to all of the debt and other liabilities of the State Transcos (other than debt owed to AEPTCo, “Parent Debt”). For a description of such covenants, see “Description of Exchange Notes-Certain Covenants” and Note 10, respectively, to our audited consolidated financial statements, included elsewhere in this prospectus. In the event that any of the State Transcos becomes insolvent, liquidates, reorganizes, dissolves or otherwise winds up, holders of that State Transco’s debt and its trade creditors generally will be entitled to payment on their claims from the assets of that State Transco before any of those assets are made available to AEPTCo. Consequently, the claims of holders of the Exchange Notes will be effectively subordinated to all of the debt and other liabilities of the State Transcos, including trade payables.

As of December 31, 2016, the State Transcos had an aggregate of $4 million in debt outstanding, other than Parent Debt.

Although the Exchange Notes are designated as “senior” your right to receive payment on the Exchange Notes will be unsecured and effectively subordinated to any future secured debt of AEPTCo, to the extent of the value of the collateral therefor.

The Exchange Notes will be general senior unsecured obligations and therefor will be effectively subordinated to AEPTCo’s future secured indebtedness. As of April 4, 2017, AEPTCo had no secured indebtedness outstanding. Although the Indenture will place some limitations on our ability to create liens securing indebtedness, there are significant exceptions to these limitations that would allow us to secure indebtedness without equally and ratably securing the Exchange Notes. If AEPTCo were to incur secured indebtedness and if AEPTCo defaulted on the Exchange Notes or certain other indebtedness or became bankrupt, liquidated or reorganized, any secured creditor could use the value of the collateral securing that debt to satisfy their secured indebtedness before you would receive any payment on the Exchange Notes, unless the Exchange Notes were similarly secured as described in “Description of Exchange Notes-Certain Covenants-Limitation on Liens” herein. If the value of such collateral is not sufficient to pay any secured indebtedness in full, AEPTCo’s secured creditors would share the value of AEPTCo’s other assets, if any, with you and the holders of other claims against AEPTCo which rank equally with the Exchange Notes.

AEPTCo could enter into various transactions that could increase the amount of its outstanding indebtedness, or adversely affect its capital structure or credit ratings, or otherwise adversely affect the holders of the Exchange Notes.

The terms of the Exchange Notes will not prevent AEPTCo from entering into a variety of acquisition, refinancing, recapitalization or other highly-leveraged transactions. As a result, AEPTCo may enter into a transaction even though the transaction could increase the total amount of its outstanding indebtedness, adversely affect its capital structure or credit ratings or otherwise adversely affect the holders of the Exchange Notes. As of December 31, 2016, AEPTCo had approximately $1.9 billion of indebtedness outstanding.

Certain provisions in our debt instruments limit our financial and operating flexibility.

Our outstanding debt instruments contain numerous financial and operating covenants that place significant restrictions on, among other things, our ability to:

•	incur Consolidated Priority Debt;

•	create liens;

•	dispose of certain assets;

•	enter into certain lines of business;

•	engage in transactions with affiliates;

•	engage in mergers and consolidations

Our outstanding debt instruments also require us to meet certain financial ratios, such as maintaining certain debt to capitalization ratios. Our ability to comply with these and other requirements and restrictions may be affected by changes in economic or business conditions, results of operations or other events beyond our control. A failure to comply with the obligations contained in any of our debt instruments could result in acceleration of certain of our outstanding debt and the acceleration of debt under other instruments evidencing indebtedness that may contain cross-acceleration provisions.

Certain covenants with respect to the Exchange Notes and our outstanding indebtedness are described under “Description of Exchange Notes-Certain Covenants” and in Note 10, respectively, to our audited consolidated financial statements, included elsewhere in this prospectus.

Adverse changes in our credit ratings may negatively affect us.

Our ability to access capital markets is important to our ability to operate our business. Increased scrutiny of the energy industry and the impact of regulation, as well as changes in our financial performance and unfavorable conditions in the capital markets could result in credit agencies reexamining our credit ratings. A downgrade in our credit ratings could restrict or discontinue our ability to access capital markets at attractive rates and increase our borrowing costs.

We are subject to control by AEP.

We are an indirect wholly-owned subsidiary of AEP and, therefore, AEP ultimately controls the decision of all matters submitted for shareholder approval. In circumstances involving a conflict of interest between AEP, on the one hand, and our creditors, on the other, AEP could exercise this power to the detriment of our creditors, including holders of the Exchange Notes.

Risks Related to the Exchange Offers

There may be adverse consequences if you do not exchange your Outstanding Notes.

If you do not exchange your Outstanding Notes for Exchange Notes in the Exchange Offers, you will continue to be subject to restrictions on transfer of your Outstanding Notes as set forth in the offering memorandum distributed in connection with the private offering of the Outstanding Notes. In general, the Outstanding Notes may not be offered or sold unless they are registered or exempt from registration under the Securities Act and applicable state securities laws. Except as required by the registration rights agreement, we do not intend to register resales of the Outstanding Notes under the Securities Act. You should refer to “Prospectus Summary-The Exchange Offers” and “The Exchange Offers” for information about how to tender your Outstanding Notes.

The tender of Outstanding Notes under the Exchange Offers will reduce the outstanding amount of the Outstanding Notes, which may have an adverse effect upon, and increase the volatility of, the market prices of the Outstanding Notes due to a reduction in liquidity.

Your ability to transfer the Exchange Notes may be limited if there is no active trading market, and there is no assurance that any active trading market will develop for the Exchange Notes.

We are offering the Exchange Notes to the holders of the Outstanding Notes. We do not intend to list the Exchange Notes on any securities exchange. There is currently no established market for the Exchange Notes. If no active trading market develops, you may not be able to resell your Exchange Notes at their fair market value or at all. Future trading prices of the Exchange Notes will depend on many factors including, among other things, prevailing interest rates, our operating results and the market for similar securities. No assurance can be given as to the liquidity of or trading market for the Exchange Notes.

Certain persons who participate in the Exchange Offers must deliver a prospectus in connection with resales of the Exchange Notes.

Based on interpretations of the staff of the SEC contained in Exxon Capital Holdings Corp., SEC no-action letter (available May 13, 1988), Morgan Stanley & Co. Inc., SEC no-action letter (available June 5, 1991) and Shearman & Sterling, SEC no-action letter (available July 2, 1993), we believe that you may offer for resale, resell or otherwise transfer the Exchange Notes without compliance with the registration and prospectus delivery requirements of the Securities Act. We cannot guarantee that the SEC would make a similar decision about our Exchange Offers. If our belief is wrong, or if you cannot truthfully make the representations mentioned above, and you transfer any Exchange Note issued to you in the Exchange Offers without meeting the registration and prospectus delivery requirements of the Securities Act, or without an exemption from such requirements, you could incur liability under the Securities Act. Additionally, in some instances described in this prospectus under “Plan of Distribution,” certain holders of Exchange Notes will remain obligated to comply with the registration and prospectus delivery requirements of the Securities Act to transfer the Exchange Notes. If such a holder transfers any Exchange Notes without delivering a prospectus meeting the requirements of the Securities Act or without an applicable exemption from registration under the Securities Act, such a holder may incur liability under the Securities Act. We do not and will not assume, or indemnify such a holder against, this liability.

Risks Related to the Exchange Notes

The following risks apply to the Outstanding Notes and will apply equally to the Exchange Notes.

If the ratings of the Exchange Notes are lowered or withdrawn, the market value of the Exchange Notes could decrease.

A rating is not a recommendation to purchase, hold or sell the Exchange Notes, inasmuch as the rating does not comment as to market price or suitability for a particular investor. The ratings of the Exchange Notes address the rating agencies’ views as to the likelihood of the timely payment of interest and the ultimate repayment of principal of the Exchange Notes pursuant to their respective terms. There is no assurance that a rating will remain for any given period of time or that a rating will not be lowered or withdrawn entirely by a rating agency if in their judgment circumstances in the future so warrant. In the event that any of the ratings initially assigned to the Exchange Notes is subsequently lowered or withdrawn for any reason, the market price of the Exchange Notes may be adversely affected.

FORWARD-LOOKING STATEMENTS
We use forward-looking statements in this prospectus. Statements that are not historical facts are forward-looking statements, and are based on beliefs and assumptions of our management, and on information currently available to management. Forward-looking statements include statements preceded by, followed by or using such words as “believe,” “expect,” “anticipate,” “plan,” “estimate” or similar expressions. Such statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Actual results may materially differ from those implied by forward-looking statements due to known and unknown risks and uncertainties. Factors that could cause actual results to differ materially from those indicated in any forward-looking statement include, but are not limited to:

•	The economic climate, growth or contraction within and changes in market demand and demographic patterns in the Company’s service territory.

•	Inflationary or deflationary interest rate trends.

•	Volatility in the financial markets, particularly developments affecting the availability or cost of capital to finance new capital projects and refinance existing debt.

•	The availability and cost of funds to finance working capital and capital needs.

•	Weather conditions, including storms and drought conditions.

•	The ability to build transmission lines and facilities (including the ability to obtain any necessary regulatory approvals and permits) when needed at acceptable prices and terms.

•	New legislation, litigation and government regulation;

•	A reduction in the federal statutory tax rate could result in an accelerated return of deferred federal income taxes to customers;

•	Regulatory decisions, including rate or other recovery of new investments in transmission service.

•	The ability to constrain operation and maintenance costs.

•
Changes in utility regulation and the allocation of costs within regional transmission organizations, including Pennsylvania-New Jersey-Maryland regional transmission organization (“PJM”) and Southwest Power Pool regional transmission organization (“SPP”).

•	Actions of rating agencies, including changes in our ratings.

•	Accounting pronouncements periodically issued by accounting standard-setting bodies.

•	Other risks and unforeseen events, including wars, the effects of terrorism (including increased security costs), embargoes, cyber security threats and other catastrophic events.

In light of these risks and uncertainties, the events described in the forward-looking statements might not occur or might occur to a different extent or at a different time than we have described. For additional details regarding these and other risks and uncertainties, see “RISK FACTORS” in this prospectus.
USE OF PROCEEDS
We will not receive any cash proceeds from the issuance of the Exchange Notes pursuant to the Exchange Offers. In consideration for issuing the Exchange Notes as contemplated in this prospectus, we will receive in exchange a like principal amount of Outstanding Notes, the terms of which are identical in all material respects to the Exchange Notes of the related series, except that the Exchange Notes will not contain terms with respect to transfer restrictions, registration rights and additional interest for failure to observe certain obligations in the registration rights agreement. The Outstanding Notes surrendered in exchange for the Exchange Notes will be retired and cancelled, and will not be reissued. Accordingly, the issuance of the Exchange Notes will not result in any increase in our outstanding debt or the receipt of any additional proceeds.

CAPITALIZATION
The following table sets forth our capitalization as of December 31, 2016.

You should read the data set forth below in conjunction with “USE OF PROCEEDS,” “SELECTED FINANCIAL DATA,” “MANAGEMENT’S DISCUSSION AND ANALYSIS,” and our audited consolidated financial statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014, and related notes included elsewhere in this prospectus.

The Outstanding Notes that are surrendered in exchange for the Exchange Notes will be retired and cancelled and cannot be reissued. As a result, the issuance of the Exchange Notes will not result in any change in our capitalization.

As of December 31, 2016
(in millions)
Long-Term Debt and Advances from Affiliates
Long-Term Debt	$1,932
Advances from Affiliates (a)	4
Total Long-Term Debt and Advances from Affiliates	$1,936
Total Equity	1,958
Total Capitalization	$3,894

(a)Represents Advances from AEP’s Utility Money Pool.

SELECTED FINANCIAL DATA
The selected financial data presented below for the years ended December 31, 2013 and 2012 and as of December 31, 2014, 2013 and 2012 have been derived from AEPTCo’s audited consolidated financial statements and are not included elsewhere in this prospectus. The selected financial data for the years ended December 31, 2016, 2015 and 2014 and as of December 31, 2016 and 2015 have been derived from AEPTCo’s audited consolidated financial statements which are included elsewhere in this prospectus. Historical results are not necessarily indicative of future results.

You should read the data set forth below in conjunction with “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS” and AEPTCo’s audited consolidated financial statements and related notes included elsewhere in this prospectus.

	Years Ended December 31,
	2016	2015	2014	2013	2012
	(in thousands)
STATEMENTS OF INCOME DATA
Total Revenues	$478,043	$310,175	$182,249	$77,666	$24,112

Operating Income	$280,166	$174,349	$113,770	$41,141	$10,036

Income Before Income Tax Expense	$286,768	$192,987	$137,317	$60,825	$22,004

Net Income	$192,689	$132,944	$101,225	$48,735	$18,807

	As of December 31,
	2016	2015	2014	2013	2012
	(in thousands)
BALANCE SHEETS DATA
Total Transmission Property	$5,054,185	$3,749,790	$2,620,442	$1,636,081	$748,172
Accumulated Depreciation and Amortization	99,566	51,677	24,500	9,551	2,676
Total Transmission Property – Net	$4,954,619	$3,698,113	$2,595,942	$1,626,530	$745,496

Total Assets (a)	$5,349,795	$4,156,444	$2,929,805	$1,748,780	$825,157

Total Member’s Equity	$1,957,582	$1,552,884	$1,140,940	$692,215	$320,480

Long-term Debt (a)	$1,931,984	$1,544,401	$1,094,907	$616,914	$323,289

(a) Amounts reflect the adoption of ASU 2015-3 “Simplifying the Presentation of Debt Issuance Costs.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The following discussion and analysis by management focuses on those factors that had a material effect on AEPTCo’s results of operations and financial condition during the periods presented and should be read in connection with AEPTCo’s audited consolidated financial statements and related notes included elsewhere in this prospectus. The discussion contains certain forward-looking statements that involve risk and uncertainties. See “FORWARD LOOKING STATEMENTS” and “RISK FACTORS.”

EXECUTIVE OVERVIEW

Company Overview
AEP Transmission Company, LLC (“AEPTCo” or the “Company”) is a holding company for seven FERC regulated transmission-only electric utilities. AEPTCo is an indirect wholly-owned subsidiary of American Electric Power Company, Inc. (“AEP”).

AEPTCo’s seven wholly-owned public utility companies are (collectively referred to herein as the “State Transcos”):

•	AEP Appalachian Transmission Company, Inc. (“APTCo”)

•	AEP Indiana Michigan Transmission Company, Inc. (“IMTCo”)

•	AEP Kentucky Transmission Company, Inc. (“KTCo”)

•	AEP Ohio Transmission Company, Inc. (“OHTCo”)

•	AEP West Virginia Transmission Company, Inc. (“WVTCo”)

•	AEP Oklahoma Transmission Company, Inc. (“OKTCo”)

•	AEP Southwestern Transmission Company, Inc. (“SWTCo”)

AEPTCo’s business activities are the development, construction and operation of transmission facilities through investments in seven wholly-owned FERC-regulated transmission only electric subsidiaries.

FERC Transmission Complaint

In October 2016, several parties filed a joint complaint with the FERC that states the base return on common equity used by various AEP affiliates, including the State Transcos that operate in PJM, in calculating formula transmission rates under the PJM Open Access Transmission Tariff (OATT) is excessive and should be reduced from 10.99% to 8.32%, effective upon the date of the complaint. Management believes its financial statements adequately address the impact of the complaint. If the FERC orders revenue reductions as a result of the complaint, including refunds from the date of the complaint filing, it could reduce future net income and cash flows and impact financial condition.

RESULTS OF OPERATIONS

The table below summarizes the significant components of AEPTCo’s net income for the years ended December 31, 2016, 2015 and 2014.

	Years Ended December 31,
	2016	2015	2014
	(in thousands)
Transmission Revenues	$478,043	$310,175	$182,249
Other Operation and Maintenance	43,656	27,474	12,971
Depreciation and Amortization	65,875	42,350	23,698
Taxes Other Than Income Taxes	88,346	66,002	31,810
Operating Income	280,166	174,349	113,770
Interest Income - Affiliated	375	154	59
Allowance for Equity Funds Used During Construction	52,261	53,080	44,873
Interest Expense	(46,034)	(34,596)	(21,385)
Income Before Income Tax Expense	286,768	192,987	137,317
Income Tax Expense	94,079	60,043	36,092
Net Income	$192,689	$132,944	$101,225

Summary of Net Plant In Service and CWIP for AEPTCo

	December 31,
	2016	2015	2014
	(in thousands)
Net Plant In Service	$3,973,287	$2,763,906	$1,794,988
CWIP	981,332	934,207	800,954

2016 Compared to 2015

Reconciliation of Year Ended December 31, 2015 to Year Ended December 31, 2016
Net Income
(in thousands)

Year Ended December 31, 2015	$132,944

Changes in Transmission Revenues:
Transmission Revenues	167,868
Total Change in Transmission Revenues	167,868

Changes in Expenses and Other:
Other Operation and Maintenance	(16,182)
Depreciation and Amortization	(23,525)
Taxes Other Than Income Taxes	(22,344)
Interest Income - Affiliated	221
Allowance for Equity Funds Used During Construction	(819)
Interest Expense	(11,438)
Total Change in Expenses and Other	(74,087)

Income Tax Expense	(34,036)

Year Ended December 31, 2016	$192,689

The major components of the increase in transmission revenues, which consists of wholesale sales to affiliates and non-affiliates were as follows:

•	Transmission Revenues increased $168 million primarily due to the following:

•	A $140 million increase due to formula rate increases driven by continued investment in transmission assets and the related increases in recoverable operating expenses.

•	A $28 million increase due to annual formula rate true-up adjustments.

Expenses and Other and Income Tax Expense changed between years as follows:

•	Other Operation and Maintenance expenses increased $16 million primarily due to increased transmission investment.

•	Depreciation and Amortization expenses increased $24 million primarily due to higher depreciable base.

•	Taxes Other Than Income Taxes increased $22 million primarily due to increased property taxes as a result of additional transmission investment.

•	Interest Expense increased $11 million primarily due to higher outstanding long-term debt balances.

•	Income Tax Expense increased $34 million primarily due to an increase in pretax book income.

2015 Compared to 2014

Reconciliation of Year Ended December 31, 2014 to Year Ended December 31, 2015
Net Income
(in thousands)

Year Ended December 31, 2014	$101,225

Changes in Transmission Revenues:
Transmission Revenues	127,926
Total Change in Transmission Revenues	127,926

Changes in Expenses and Other:
Other Operation and Maintenance	(14,503)
Depreciation and Amortization	(18,652)
Taxes Other Than Income Taxes	(34,192)
Interest Income - Affiliated	95
Allowance for Equity Funds Used During Construction	8,207
Interest Expense	(13,211)
Total Change in Expenses and Other	(72,256)

Income Tax Expense	(23,951)

Year Ended December 31, 2015	$132,944

The major components of the increase in transmission revenues, which consists of wholesale sales to affiliates and non-affiliates were as follows:

•	Transmission Revenues increased $128 million primarily due to the following:

•	A $116 million increase due to formula rate increases driven by continued investment in transmission assets and the related increases in recoverable operating expenses.

•	A $12 million increase due to annual formula rate true-up adjustments.

Expenses and Other and Income Tax Expense changed between years as follows:

•	Other Operation and Maintenance expenses increased $15 million primarily due to increased transmission investment.

•	Depreciation and Amortization expenses increased $19 million primarily due to higher depreciable base.

•	Taxes Other Than Income Taxes increased $34 million primarily due to increased property taxes as a result of additional transmission investment.

•	Allowance for Equity Funds Used During Construction increased $8 million primarily due to increased transmission investment.

•	Interest Expense increased $13 million primarily due to higher outstanding long-term debt balances.

•	Income Tax Expense increased $24 million primarily due to an increase in pretax book income.

FINANCIAL CONDITION

AEPTCo measures financial condition by the strength of its balance sheet and the liquidity provided by its cash flows.

LIQUIDITY AND CAPITAL RESOURCES

Debt and Equity Capitalization

	December 31,
	2016		2015
	(dollars in thousands)
Long-term Debt	$1,931,984	49.6%	$1,544,401	49.6%
Advances from Affiliates	4,077	0.1%	16,857	0.5%
Total Debt	1,936,061	49.7%	1,561,258	50.1%
Member’s Equity	1,957,582	50.3%	1,552,884	49.9%
Total Debt and Equity Capitalization	$3,893,643	100.0%	$3,114,142	100.0%

AEPTCo’s ratio of debt-to-total capital changed primarily due to an increase in debt related to increased construction expenditures and an increase in member’s equity related to capital contributions from member.

Liquidity

Liquidity, or access to cash, is an important factor in determining AEPTCo’s financial stability.  AEPTCo has access to AEP’s liquidity through AEP’s corporate borrowing program. AEP uses its corporate borrowing program to meet the short-term borrowing needs of AEP’s subsidiaries, including AEPTCo Parent and the State Transcos. These short-term borrowings are generally used by AEPTCo to fund working capital needs, property acquisitions and construction until long-term funding is arranged. The corporate borrowing program includes a Utility Money Pool, which funds AEP’s utility subsidiaries and a Nonutility Money Pool, which funds certain AEP nonutility subsidiaries. APTCo, IMTCo, KTCo, OHTCo, OKTCo and WVTCo have been approved to participate in the Utility Money Pool. In addition, for AEP subsidiaries including AEPTCo Parent and SWTCo, that are not participants in either money pool due to regulatory or operational reasons, the corporate borrowing program funds the short-term debt requirements of those subsidiaries as direct borrowers. The corporate borrowing program is backed by AEP’s commercial paper program and corporate credit facilities. Management believes AEPTCo has adequate liquidity under the AEP’s corporate borrowing program.

Commercial Paper Credit Facilities

AEP manages liquidity by maintaining adequate external financing commitments. As of December 31, 2016, AEP had $3.5 billion in aggregate credit facility commitments to support its operations. AEP’s $3 billion credit facility allows management to issue letters of credit in an amount up to $1.2 billion in support of subsidiary needs, including AEPTCo.  AEPTCo does not maintain separate credit facilities. During 2016, the maximum amount of commercial paper AEP had outstanding was $1.5 billion.  The weighted-average interest rate for AEP’s commercial paper during 2016 was 0.80%. As of December 31, 2016, AEP’s available liquidity was approximately $2.7 billion as illustrated in the table below:

	Amount	Maturity
	(in millions)
Commercial Paper Backup:
Revolving Credit Facility	$3,000.0	June 2021
Revolving Credit Facility	500.0	June 2018
Total	3,500.0
Cash and Cash Equivalents	210.5
Total Liquidity Sources	3,710.5
Less: AEP Commercial Paper Outstanding	1,040.0

Net Available Liquidity	$2,670.5

Additional liquidity is available to AEPTCo from cash from operations, the issuance of long-term debt as well as equity contributions from AEP.  Management is committed to maintaining adequate liquidity.

Other Credit Facilities

AEP has an uncommitted facility that gives the issuer of the facility the right to accept or decline each request made under the facility. AEP issues letters of credit under four uncommitted facilities totaling $300 million.  As of December 31, 2016, the maximum future payments for letters of credit issued under the uncommitted facilities was $150 million with maturities ranging from January 2017 to February 2018. As of December 31, 2016 AEPTCo had no letters of credit outstanding under these facilities.

Financing Plan

AEPTCo plans to refinance long-term debt as it becomes due and issue incremental debt, as needed, to support future capital expenditure plans.

Debt Covenants and Borrowing Limitations

AEPTCo’s long-term debt agreements and AEP’s credit agreements contain certain covenants and require AEPTCo and AEP to maintain a percentage of debt to total capitalization at a level that does not exceed 67.5%.  The method for calculating outstanding debt and capitalization is contractually defined in AEPTCo’s long-term debt agreements and AEP’s credit agreements.  Debt as defined in AEP’s credit agreements excludes securitization bonds and debt of AEP Credit.  As of December 31, 2016, this contractually-defined percentage for AEP and AEPTCo was 53.6% and 49.8%, respectively.   AEPTCo also has a priority debt limitation on external debt under its long-term debt agreements that limits such debt incurred by AEPTCo’s State Transco subsidiaries to 10% of AEPTCo’s tangible net assets. The method for calculating the priority debt limitation is contractually defined in AEPTCo’s long-term debt obligations. Nonperformance under these covenants could result in an event of default under these credit agreements.  In addition, subject to certain exceptions, AEPTCo Parent has covenanted that it will not incur debt secured by a lien unless its other indebtedness is similarly secured. As of December 31, 2016, AEP and AEPTCo were in compliance with all of the covenants contained in their long-term debt and credit agreements.  In addition, the acceleration of AEP’s payment obligations, or the obligations of certain of AEP’s major subsidiaries, including AEPTCo, prior to maturity under any other agreement or instrument relating to debt outstanding in excess of $50 million, would cause an event of default under these credit agreements.

The AEP credit facilities do not permit the lenders to refuse a draw on any facility if a material adverse change occurs.

Utility Money Pool borrowings and external borrowings may not exceed amounts authorized by regulatory orders and AEP manages its borrowings to stay within those authorized limits.

For a further discussion of AEPTCo’s debt covenants, see Note 10 to AEPTCo’s audited consolidated financial statements and related notes appearing elsewhere in this prospectus.

Credit Ratings

AEPTCo does not have any long-term debt or credit arrangements that would require material changes in payment schedules or terminations as a result of a credit downgrade.

CASH FLOW

AEPTCo relies primarily on cash flows from operations and debt issuances to fund its liquidity and investing activities. AEPTCo’s investing and capital requirements are primarily capital expenditures and repaying advances received from affiliates.

	Years Ended December 31,
	2016	2015	2014
	(in thousands)
Cash and Cash Equivalents at Beginning of Period	$—	$—	$—
Net Cash Flows from Operating Activities	548,884	199,366	263,857
Net Cash Flows Used for Investing Activities	(1,135,017)	(940,064)	(1,007,462)
Net Cash Flows from Financing Activities	586,133	740,698	743,605
Net Change in Cash and Cash Equivalents	—	—	—
Cash and Cash Equivalents at End of Period	$—	$—	$—

AEPTCo uses advances from affiliates, in addition to capital contributions, as a bridge to long-term debt financing. The levels of borrowing may vary significantly due to the timing of long-term debt financings and the impact of fluctuations in cash flows.

Operating Activities

	Years Ended December 31,
	2016	2015	2014
	(in thousands)
Net Income	$192,689	$132,944	$101,225
Deferred Income Taxes	223,096	183,180	207,141
Allowance for Equity Funds Used During Construction	(52,261)	(53,080)	(44,873)
Accrued Taxes, Net	143,837	(53,634)	20,318
Other	41,523	(10,044)	(19,954)
Net Cash Flows from Operating Activities	$548,884	$199,366	$263,857

Net Cash Flows from Operating Activities were $549 million in 2016 consisting primarily of Net Income of $193 million and $223 million of noncash Deferred Income Taxes.  The change in Accrued Taxes is primarily due to bonus tax depreciation partially offset by an increase in property taxes due to additional transmission investments. Other changes represent items that had a current period cash flow impact, such as changes in working capital, as well as items that represent future rights or obligations to receive or pay cash, such as regulatory assets.

Net Cash Flows from Operating Activities were $199 million in 2015 consisting primarily of Net Income of $133 million and $183 million of noncash Deferred Income Taxes.  The change in Accrued Taxes is primarily due to bonus tax depreciation partially offset by an increase in property taxes due to additional transmission investments. Other changes represent items that had a current period cash flow impact, such as changes in working capital, as well as items that represent future rights or obligations to receive or pay cash, such as regulatory assets.

Net Cash Flows from Operating Activities were $264 million in 2014 consisting primarily of Net Income of $101 million and $207 million of noncash Deferred Income Taxes.  Other changes represent items that had a current period cash flow impact, such as changes in working capital, as well as items that represent future rights or obligations to receive or pay cash, such as regulatory assets.

Investing Activities

	Years Ended December 31,
	2016	2015	2014
	(in thousands)
Construction Expenditures	$(1,159,495)	$(1,007,791)	$(858,259)
Change in Advances to Affiliates, Net	29,010	65,354	(151,835)
Acquisitions of Assets	(6,518)	(1,075)	(11,472)
Other	1,986	3,448	14,104
Net Cash Flows Used for Investing Activities	$(1,135,017)	$(940,064)	$(1,007,462)

Net Cash Flows Used for Investing Activities were $1.1 billion in 2016 primarily due to Construction Expenditures for transmission investments.

Net Cash Flows Used for Investing Activities were $940 million in 2015 primarily due to Construction Expenditures for transmission investments.

Net Cash Flows Used for Investing Activities were $1 billion in 2014 primarily due to Construction Expenditures for transmission investments.

Financing Activities

	Years Ended December 31,
	2016	2015	2014
	(in thousands)
Capital Contributions from Member	$212,009	$279,000	$347,500
Issuance/Retirement of Debt, Net	386,904	449,008	477,733
Change in Advances from Affiliates, Net	(12,780)	12,690	(81,628)
Net Cash Flows from Financing Activities	$586,133	$740,698	$743,605

Net Cash Flows from Financing Activities in 2016 were $586 million.  AEPTCo had debt issuances of $687 million, debt retirements of $300 million and received capital contributions of $212 million. See Note 10 to AEPTCo’s audited consolidated financial statements included elsewhere in this prospectus.

Net Cash Flows from Financing Activities in 2015 were $741 million.  AEPTCo had debt issuances of $449 million and received capital contributions of $279 million. See Note 10 to AEPTCo’s audited consolidated financial statements included elsewhere in this prospectus.

Net Cash Flows from Financing Activities in 2014 were $744 million.  AEPTCo had debt issuances of $478 million and received capital contributions of $348 million. AEPTCo also repaid $82 million of advances from affiliates.  See Note 10 to AEPTCo’s audited consolidated financial statements included elsewhere in this prospectus.

BUDGETED CONSTRUCTION EXPENDITURES

Management forecasts approximately $1.5 billion of construction expenditures in 2017. For 2018 and 2019 combined, management forecasts construction expenditures of approximately $3 billion. Estimated construction expenditures are subject to periodic review and modification and may vary based on the ongoing effects of regulatory constraints, environmental regulations, business opportunities, market volatility, economic trends, weather, legal reviews and the ability to access capital.  Management expects to fund these construction expenditures through cash flows from operations and financing activities.  AEPTCo Parent and SWTCo can borrow directly from AEP to meet short-term borrowing needs. APTCo, IMTCo, KTCo, OHTCo, OKTCo and WVTCo have been approved to participate in the Utility Money Pool to finance their short-term borrowing needs until long-term funding is arranged.

OFF-BALANCE SHEET ARRANGEMENTS

AEPTCo’s current guidelines restrict the use of off-balance sheet financing entities or structures to traditional operating lease arrangements that AEPTCo enters in the normal course of business.  As of December 31, 2016 and 2015, AEPTCo had no off-balance sheet arrangements.

CONTRACTUAL OBLIGATION INFORMATION

AEPTCo’s contractual cash obligations include amounts reported on the balance sheets and other obligations disclosed in the footnotes to AEPTCo’s audited consolidated financial statements, included elsewhere in this prospectus.  The following table summarizes AEPTCo’s contractual cash obligations as of December 31, 2016:

Payments Due by Period

Contractual Cash Obligations	Less Than 1 Year	2-3 Years	4-5 Years	After 5 Years	Total
	(in thousands)
Advances from Affiliates (a)	$4,077	$—	$—	$—	$4,077
Interest on Fixed Rate Portion of Long-term Debt (b)	77,312	151,853	145,932	1,066,879	1,441,976
Fixed Rate Portion of Long-term Debt (c)	—	135,000	50,000	1,765,000	1,950,000
Noncancelable Operating Leases (d)	938	1,258	663	—	2,859
Construction Contracts for Capital Assets (e)	101,547	—	—	—	101,547
Total	$183,874	$288,111	$196,595	$2,831,879	$3,500,459

(a)	Represents principal only, excluding interest.

(b)
Interest payments are estimated based on final maturity dates of debt securities outstanding as of December 31, 2016 and do not reflect anticipated future refinancing, early redemptions or debt issuances.

(c)
See “Long-term Debt” section of Note 10 to AEPTCo’s audited consolidated financial statements, included elsewhere in this prospectus.  Represents principal only, excluding interest and debt issuance costs.

(d)	See Note 9 to AEPTCo’s audited consolidated financial statements, included elsewhere in this prospectus.

(e)
Represents only capital assets for which there are signed contracts.  Actual payments are dependent upon and may vary significantly based upon the decision to build, regulatory approval schedules, timing and escalation of project costs.

SIGNIFICANT TAX LEGISLATION

The Tax Increase Prevention Act of 2014 provided for a one-year extension of the 50% bonus depreciation and for the extension of research and development, employment and several energy tax credits for 2014.

The Protecting Americans from Tax Hikes Act of 2015 (PATH) included an extension of the 50% bonus depreciation for three years through 2017, phasing down to 40% in 2018 and 30% in 2019. PATH also provided for the extension of research and development, employment and several energy tax credits for 2015. PATH also includes provisions to extend the wind energy production tax credit through 2016 with a three-year phase-out (2017-2019), and to extend the 30% temporary solar investment tax credit for three years through 2019 with a two-year phase-out (2020-2021). PATH also provided for a permanent extension of the Research and Development tax credit.

These enacted provisions had no material impact on net income or financial condition but did have a favorable impact on cash flows in 2014, 2015 and 2016 and are expected to have a favorable impact on future cash flows.

Federal Tax Reform

Management is evaluating the possibility of federal tax reform. While there is no proposed statutory tax language on which to base definitive conclusions, management reviewed the tax proposals currently available, particularly the House Republican Blueprint. Management has assessed the accumulated deferred federal income taxes on the balance sheet as of December 31, 2016 and identified approximately $300 million in potential excess accumulated deferred federal income taxes based on an assumed 20% federal tax rate. Based upon the last major tax reform initiative in 1986, management believes this amount of excess accumulated deferred income tax related to depreciation would flow back to customers through lower rates over the life of the applicable property. Management continues to work with industry groups and legislators to advocate for the benefit of AEPTCo’s customers and shareholder.

CYBER SECURITY

Cyber security presents a growing risk for electric utility systems because a cyber-attack could affect critical energy infrastructure.  Breaches to the cyber security of the grid or to the AEP System are potentially disruptive to people, property and commerce and create risk for business, investors and customers.  In February 2013, President Obama signed an executive order that addresses how government agencies will operate and support their functions in cyber security as well as redefines how the government interfaces with critical infrastructure, such as the electric grid.  The AEP System already operates under regulatory cyber security standards to protect critical infrastructure.  The cyber security framework that was being developed through this executive order was reviewed by FERC and the U.S. Department of Energy (DOE).  In 2014, the DOE published an Energy Sector Cyber Security Framework Implementation Guide for utilities to use in adopting and implementing the National Institute of Standards and Technology framework. AEP continues to be actively engaged in the framework process.

The electric utility industry is one of the few critical infrastructure functions with mandatory cyber security requirements under the authority of FERC. The Energy Policy Act of 2005 gave FERC the authority to oversee reliability of the bulk power system, including the authority to implement mandatory cyber security reliability standards. The North American Electric Reliability Corporation (NERC), which FERC certified as the nation’s Electric Reliability Organization, developed mandatory critical infrastructure protection cyber security reliability standards. AEP participated in the NERC grid security and emergency response exercises, GridEx, in 2013 and 2015.  These efforts, led by NERC, test and further develop the coordination, threat sharing and interaction between utilities and various government agencies relative to potential cyber and physical threats against the nation’s electric grid.

Critical cyber assets, such as data centers, power plants, transmission operations centers and business networks are protected using multiple layers of cyber security and authentication.  The AEP System is constantly scanned for risks or threats. Cyber hackers have been able to breach a number of very secure facilities, from federal agencies, banks and retailers to social media sites.  As these events become known and develop, AEP continually assesses its cyber security tools and processes to determine where to strengthen its defenses. Management continually reviews its business continuity plan to develop an effective recovery effort that decreases response times, limits financial impacts and maintains customer confidence following any business interruption. Management works closely with a broad range of departments, including Legal, Regulatory, Corporate Communications, Audit Services, Information Technology and Security, to ensure the corporate response to consequences of any breach or potential breach is appropriate both for internal and external audiences based on the specific circumstances surrounding the event.

Management continues to take steps to enhance the AEP System’s capabilities for identifying risks or threats and has shared that knowledge of threats with utility peers, industry and federal agencies.  AEP operates a Cyber Security Intelligence and Response Center responsible for monitoring the AEP System for cyber threats as well as collaborating with internal and external threat sharing partners from both industry and government. AEP is a member of a number of industry specific threat and information sharing communities including the Department of Homeland Security and the Electricity Information Sharing and Analysis Center.

AEP has partnered in the past with a major defense contractor who has significant cyber security experience and technical capabilities developed through their work with the U.S. Department of Defense.  AEP works with a consortium of other utilities across the country, learning how best to share information about potential threats and collaborating with each other.  AEP continues to work with a nonaffiliated entity to conduct several discussions each year about recognizing and investigating cyber vulnerabilities.  Through these types of efforts, AEP is working to protect itself while helping its industry advance its cyber security capabilities.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES AND ACCOUNTING PRONOUNCEMENTS

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect reported amounts and related disclosures, including amounts related to legal matters and contingencies.  Management considers an accounting estimate to be critical if:

•	It requires assumptions to be made that were uncertain at the time the estimate was made; and

•	Changes in the estimate or different estimates that could have been selected could have a material effect on net income or financial condition.

Management discusses the development and selection of critical accounting estimates as presented below with the Audit Committee of AEP’s Board of Directors and the Audit Committee reviews the disclosures relating to them.

Management believes that the current assumptions and other considerations used to estimate amounts reflected in the financial statements are appropriate. However, actual results can differ significantly from those estimates.

The sections that follow present information about AEPTCo’s critical accounting estimates, as well as the effects of hypothetical changes in the material assumptions used to develop each estimate.

Regulatory Accounting

Nature of Estimates Required

AEPTCo’s financial statements reflect the actions of regulators that can result in the recognition of revenues and expenses in different time periods than enterprises that are not rate-regulated.

AEPTCo recognizes regulatory assets (deferred expenses to be recovered in the future) and regulatory liabilities (deferred future revenue reductions or refunds) for the economic effects of regulation.  Specifically, the timing of expense and income recognition is matched with regulated revenues.  Liabilities are also recorded for refunds, or probable refunds, to customers that have not been made.

Assumptions and Approach Used

When incurred costs are probable of recovery through regulated rates, regulatory assets are recorded on the balance sheet.  Management reviews the probability of recovery at each balance sheet date and whenever new events occur.  Similarly, regulatory liabilities are recorded when a determination is made that a refund is probable or when ordered by a commission.  Examples of new events that affect probability include changes in the regulatory environment, issuance of a regulatory commission order or passage of new legislation.  The assumptions and judgments used by regulatory authorities continue to have an impact on the recovery of costs as well as the return of revenues, rate of return earned on invested capital and timing and amount of assets to be recovered through regulated rates.  If recovery of a regulatory asset is no longer probable, that regulatory asset is written-off as a charge against earnings.  A write-off of regulatory assets or establishment of a regulatory liability may also reduce future cash flows since there will be no recovery through regulated rates.

Effect if Different Assumptions Used

A change in the above assumptions may result in a material impact on net income.  Refer to Note 4 to AEPTCo’s audited consolidated financial statements, included elsewhere in this prospectus for further detail related to regulatory assets and regulatory liabilities.

Revenue Recognition

Transmission Revenue Accounting

Pursuant to an order approved by the FERC, the AEP East Transmission Companies and the AEP West Transmission Companies are included in the OATT administered by PJM and SPP, respectively. The FERC order implemented an annual transmission revenue requirement for each of the AEP East Transmission Companies and the AEP West Transmission Companies. Under this requirement, AEPSC, on behalf of the AEP East Transmission Companies and the AEP West Transmission Companies, makes annual filings in order to recover prudently incurred costs and an allowed return on plant in service. An annual formula rate filing is made for each calendar year using estimated costs, which is used to determine the billings to PJM and SPP ratepayers. The annual rate filing is compared to actual costs with any over- or under-recovery being trued-up with interest and recovered in a future year’s rates.

In accordance with the accounting guidance for “Regulated Operations-Revenue Recognition”, AEPTCo recognizes revenue related to OATT rate true-ups immediately following the annual FERC filings. Any portion of the true-ups applicable to an affiliated company is recorded as Accounts Receivable-Affiliated Companies or Accounts Payable-Affiliated Companies on the balance sheets. Any portion of the true-ups applicable to third parties is recorded as Regulatory Assets or Regulatory Liabilities on the balance sheets.

Long-Lived Assets

Nature of Estimates Required

In accordance with the requirements of “Property, Plant and Equipment” accounting guidance, AEPTCo evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of any such assets may not be recoverable including planned abandonments and a probable disallowance for rate-making on a plant under construction or the assets meet the held-for-sale criteria.  AEPTCo utilizes a group composite method of depreciation to estimate the useful lives of long-lived assets.  The evaluations of long-lived, held and used assets may result from abandonments, significant decreases in the market price of an asset, a significant adverse change in the extent or manner in which an asset is being used or in its physical condition, a significant adverse change in legal factors or in the business climate that could affect the value of an asset, as well as other economic or operations analyses.  If the carrying amount is not recoverable, AEPTCo records an impairment to the extent that the fair value of the asset is less than its book value.  Performing an impairment evaluation involves a significant degree of estimation and judgment in areas such as identifying circumstances that indicate an impairment may exist, identifying and grouping affected assets and developing the undiscounted and discounted future cash flows (used to estimate fair value in the absence of market-

based value, in some instances) associated with the asset.  For assets held for sale, an impairment is recognized if the expected net sales price is less than its book value.  For regulated assets, the earnings impact of an impairment charge could be offset by the establishment of a regulatory asset, if rate recovery is probable.

Assumptions and Approach Used

The fair value of an asset is the amount at which that asset could be bought or sold in a current transaction between willing parties other than in a forced or liquidation sale.  Quoted market prices in active markets are the best evidence of fair value and are used as the basis for the measurement, if available.  In the absence of quoted prices for identical or similar assets in active markets, AEPTCo estimates fair value using various internal and external valuation methods including cash flow projections or other market indicators of fair value such as bids received, comparable sales or independent appraisals.  Cash flow estimates are based on relevant information available at the time the estimates are made.  Estimates of future cash flows are, by nature, highly uncertain and may vary significantly from actual results.  Also, when measuring fair value, management evaluates the characteristics of the asset or liability to determine if market participants would take those characteristics into account when pricing the asset or liability at the measurement date.  Such characteristics include, for example, the condition and location of the asset or restrictions on the use of the asset.  AEPTCo performs depreciation studies that include a review of any external factors that may affect the useful life to determine composite depreciation rates and related lives which are subject to periodic review by state regulatory commissions for cost-based regulated assets.  The fair value of the asset could be different using different estimates and assumptions in these valuation techniques.

Effect if Different Assumptions Used

In connection with the evaluation of long-lived assets in accordance with the requirements of “Property, Plant and Equipment” accounting guidance, the fair value of the asset can vary if different estimates and assumptions would have been used in the applied valuation techniques.  The estimate for depreciation rates takes into account the history of interim capital replacements and the amount of salvage expected.  In cases of impairment, the best estimate of fair value was made using valuation methods based on the most current information at that time.  Fluctuations in realized sales proceeds versus the estimated fair value of the asset are generally due to a variety of factors including, but not limited to, differences in subsequent market conditions, the level of bidder interest, timing and terms of the transactions and management’s analysis of the benefits of the transaction.

ACCOUNTING PRONOUNCEMENTS

New Accounting Pronouncements Adopted During 2016

The FASB issued ASU 2015-01 “Income Statement – Extraordinary and Unusual Items” eliminating the concept of extraordinary items for presentation on the face of the statements of income. Under the new standard, a material event or transaction that is unusual in nature, infrequent or both shall be reported as a separate component of income from continuing operations. Alternatively, it may be disclosed in the notes to financial statements. Management adopted ASU 2015-01 effective January 1, 2016.

The FASB issued ASU 2015-05 “Customer’s Accounting for Fees paid in a Cloud Computing Arrangement” providing guidance to customers about whether a cloud computing arrangement includes a software license. The new accounting guidance is effective for interim and annual periods beginning after December 15, 2015 with early adoption permitted. Management adopted ASU 2015-05 prospectively, effective January 1, 2016, with no impact on results of operations, financial position or cash flows.

Pronouncements Effective in the Future

The FASB issued ASU 2014-09 “Revenue from Contracts with Customers” clarifying the method used to determine the timing and requirements for revenue recognition on the statements of income. Under the new standard, an entity must identify the performance obligations in a contract, determine the transaction price and allocate the price to specific performance obligations to recognize the revenue when the obligation is completed. The amendments in this update also require disclosure of sufficient information to allow users to understand the nature, amount, timing and uncertainty of revenue and cash flow arising from contracts. The FASB deferred implementation of ASU 2014-09 under the terms in ASU 2015-14, “Revenue from Contracts with Customers (Topic: 606): Deferral of the Effective Date.” The new accounting guidance is effective for interim and annual periods beginning after December 15, 2017 with early adoption permitted. Management continues to analyze the impact of the new revenue standard and related ASUs. During 2016, initial revenue contract assessments were completed. Material revenue streams were identified within the AEP System and representative contract/transaction types were sampled. Performance obligations identified within each material revenue stream were evaluated to determine whether the obligations were satisfied at a point in time or over time. Contracts determined to be satisfied over time generally qualified for the invoicing practical expedient since the invoiced amounts reasonably represented the value to customers of performance obligations fulfilled to date. Based upon the completed assessments, management does not expect a material impact to the timing of revenue recognized or net income and plans to elect the modified retrospective transition approach upon adoption. Management also continues to monitor unresolved industry implementation issues, including items related to collectability and alternative revenue programs, and will analyze the related impacts to revenue recognition. Management plans to adopt ASU 2014-09 effective January 1, 2018.

The FASB issued ASU 2015-11 “Simplifying the Measurement of Inventory” to simplify the guidance on the subsequent measurement of inventory, excluding inventory measured using last-in, first-out or the retail inventory method. Under the new standard, inventory should be at the lower of cost and net realizable value. The new accounting guidance is effective for interim and annual periods beginning after December 15, 2016 with early adoption permitted. Management adopted ASU 2015-11 prospectively, effective January 1, 2017. There was no impact on results of operations, financial position or cash flows at adoption.

The FASB issued ASU 2016-01 “Recognition and Measurement of Financial Assets and Financial Liabilities” enhancing the reporting model for financial instruments. Under the new standard, equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) are required to be measured at fair value with changes in fair value recognized in net income. The new standard also amends disclosure requirements and requires separate presentation of financial assets and liabilities by measurement category and form of financial asset (that is, securities or loans and receivables) on the balance sheet or the accompanying notes to the financial statements. The amendments also clarify that an entity should evaluate the need for a valuation allowance on a deferred tax asset related to available-for-sale securities in combination with the entity’s other deferred tax assets. The new accounting guidance is effective for interim and annual periods beginning after December 15, 2017 with early adoption permitted. The amendments will be applied by means of a cumulative-effect adjustment to the balance sheet as of the beginning of the fiscal year of adoption. Management is analyzing the impact of this new standard and, at this time, cannot estimate the impact of adoption on net income. Management plans to adopt ASU 2016-01 effective January 1, 2018.

The FASB issued ASU 2016-02 “Accounting for Leases” increasing the transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. Under the new standard, an entity must recognize an asset and liability for operating leases on the balance sheets. Additionally, a capital lease will be known as a finance lease going forward. Leases with lease terms of 12 months or longer will be subject to the new requirements. Fundamentally, the criteria used to determine lease classification will remain the same, but will be more subjective under the new standard. The new accounting guidance is effective for annual periods beginning after December 15, 2018 with early adoption permitted. The guidance will be applied by means of a modified retrospective approach. The modified retrospective approach will require lessees and lessors to recognize and measure leases at the beginning of the earliest period presented. Management continues to analyze the impact of the new lease standard. During 2016, initial lease contract assessments were completed. The AEP

System lease population was identified and representative lease contracts were sampled. Based upon the completed assessments, management prepared a system gap analysis to outline new disclosure compliance requirements compared to current system capabilities. Lease system options are currently being evaluated. Management plans to elect certain of the following practical expedients upon adoption:

Practical Expedient	Description
Overall Expedients (for leases commenced prior to adoption date and must be adopted as a package)
Do not need to reassess whether any expired or existing contracts are/or contain leases, do not need to reassess the lease classification for any expired or existing leases and do not need to reassess initial direct costs for any existing leases.

Lease and Non-lease Components (elect by class of underlying asset)	Elect as an accounting policy to not separate non-lease components from lease components and instead account for each lease and associated non-lease component as a single lease component.
Short-term Lease (elect by class of underlying asset)	Elect as an accounting policy to not apply the recognition requirements to short-term leases.
Lease term	Elect to use hindsight to determine the lease term.

Management expects the new standard to impact financial position, but not results of operations or cash flows. Management also continues to monitor unresolved industry implementation issues, including items related to pole attachments, easements and right-of-ways, and will analyze the related impacts to lease accounting. Management plans to adopt ASU 2016-02 effective January 1, 2019.

Future Accounting Changes

The FASB’s standard-setting process is ongoing and until new standards have been finalized and issued, management cannot determine the impact on the reporting of operations and financial position that may result from any such future changes.  The FASB is currently working on several projects.  The ultimate pronouncements resulting from these and future projects could have an impact on future net income and financial position.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
ON ACCOUNTING AND FINANCIAL DISCLOSURE

On July 26, 2016, the Audit Committee of the Board of Directors (the “Audit Committee”) of AEP determined not to renew the engagement of Deloitte & Touche LLP, the independent registered public accounting firm or independent auditor (“Deloitte”), as applicable, for the audits of the consolidated financial statements as of and for the fiscal year ending December 31, 2017 of AEP and certain of its subsidiaries, including AEP Transmission Company, LLC and subsidiaries (the “Company” or “AEPTCo”). On July 26, 2016, the Audit Committee appointed PricewaterhouseCoopers LLP as the independent registered public accounting firm or independent auditor, as applicable (“PwC”), to audit the financial statements of AEP and such subsidiaries for the fiscal year ending December 31, 2017. The Audit Committee invited several accounting firms to participate in a competitive bidding process, including Deloitte. The decision to retain PwC was made by the Audit Committee. This action effectively dismissed Deloitte as the independent registered public accounting firm or independent auditor, as applicable, of AEP and such subsidiaries effective upon Deloitte’s completion of its procedures on the financial statements of AEP and such subsidiaries as of and for the year ended December 31, 2016. Deloitte’s dismissal as to AEPTCo was effective on April 4, 2017.
Deloitte’s reports on the financial statements of the Company as of December 31, 2016 and 2015 and for the years then ended did not contain any adverse opinion or a disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope or accounting principle. During the period from January 1, 2015 through April 4, 2017, (1) there were no disagreements with Deloitte on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure which, if not resolved to the satisfaction of Deloitte, would have caused Deloitte to make reference thereto in its reports on the financial statements of the Company as of December 31, 2016 and 2015 and for the years then ended, and (2) there have been no “reportable events” as defined in Item 304(a)(1)(v) of Regulation S-K.
We have provided a copy of the above disclosures to Deloitte and requested Deloitte to provide us with a letter addressed to the SEC stating whether or not Deloitte agrees with those disclosures related to Deloitte. A copy of Deloitte’s letter, dated April 4, 2017, is attached as Exhibit 16(a) to the registration statement of which this prospectus forms a part.
During the fiscal years ended December 31, 2014 and 2015 and through the subsequent interim period July 26, 2016, AEP, its subsidiary registrants and AEPTCo did not consult with PwC regarding any of the matters or events set forth in Item 304(a)(2)(i) or (ii) of Regulation S-K.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Interest Rate Risk

Fixed Rate Debt

Based on the borrowing rates currently available for bank loans with similar terms and average maturities, the fair value of AEPTCo’s long-term debt, excluding revolving credit agreements and commercial paper, was $2.0 billion as of December 31, 2016. The book value of AEPTCo’s long-term debt, net of discounts and deferred financing fees and excluding revolving credit agreements and commercial paper, was $1.9 billion as of December 31, 2016. Management performed an analysis calculating the impact of changes in interest rates on the fair value of long-term debt, excluding revolving credit agreements and commercial paper, as of December 31, 2016. An increase of 10% in interest rates used to calculate fair value (from 5.0% to 5.5%, for example) as of December 31, 2016 would decrease the fair value of debt by $85 million and a decrease in interest rates of 10% as of December 31, 2016 would increase the fair value of debt by $92 million at that date.
Corporate Borrowing Program

As of December 31, 2016, AEPTCo had $4 million of utility money pool borrowings outstanding under the AEP Corporate Borrowing Program, which is funded by commercial paper. Due to the short-term nature of these financial instruments, the carrying value of any outstanding short term debt would approximate fair value. Using a hypothetical continuous level of $100 million in utility money pool borrowings outstanding, the impact of a hypothetical 10% increase or decrease in interest rates for commercial paper would increase or decrease AEPTCo’s annual interest expense by less than $1 million.

Credit Risk

The State Transcos are regulated for rate-making purposes exclusively by FERC and employ a formula rate tariff design that incorporates forward looking -plant in service. As electric transmission utilities with rates regulated by FERC, the State Transcos earn revenues through tariff rates charged for the use of their electric transmission systems. The State Transcos establish transmission rates each year through formula rate filings with FERC. The rate filings calculate the revenue requirement needed to cover the costs of operation and debt service and to earn an allowed return on equity. These rates are then included in the OATT for SPP and PJM. SPP and PJM collect the revenue requirement from transmission customers under their respective OATTs. The transmission customers under the OATTs include the AEP Operating Companies, other investor-owned utilities, electric cooperatives, municipal entities and power marketers.

AEPTCo’s primary credit risk is with the AEP Operating Companies. For the years ended December 31, 2016, 2015 and 2014, the AEP Operating Companies were responsible for approximately 77%, 73% and 64%, respectively, of AEPTCo’s consolidated transmission revenues. Any financial difficulties experienced by the AEP Operating Companies could negatively impact AEPTCo’s business. However, PJM and SPP, as the billing agents of the State Transcos, have strict credit policies for its members’ customers, which include customers using our transmission systems. Specifically, PJM and SPP require a letter of credit or cash deposit equal to the credit exposure, which is determined by a credit scoring model and other factors, from any customer using a member’s transmission system.

BUSINESS
Overview

AEPTCo, a Delaware limited liability company organized in 2006, is the holding company of seven regulated transmission-only electric utilities. AEPTCo is an indirect wholly-owned subsidiary of AEP. AEPTCo’s business consists of developing and building new transmission facilities at the request of the regional transmission organizations in which we operate and in replacing and upgrading facilities, assets and components of the existing AEP transmission system as needed to maintain reliability standards and provide service to AEP’s wholesale and retail customers.

AEPTCo’s seven wholly-owned public utility companies are:

•	AEP Appalachian Transmission Company, Inc.,

•	AEP Indiana Michigan Transmission Company, Inc.,

•	AEP Kentucky Transmission Company, Inc.,

•	AEP Ohio Transmission Company, Inc.,

•	AEP West Virginia Transmission Company, Inc.,

•	AEP Oklahoma Transmission Company, Inc., and

•	AEP Southwestern Transmission Company, Inc..

The State Transcos are independent of but overlay AEP’s existing electric utility operating companies: Appalachian Power Company, Indiana Michigan Power Company, Kentucky Power Company, Kingsport Power Company, Ohio Power Company, Public Service Company of Oklahoma, Southwestern Electric Power Company and Wheeling Power Company (collectively, the “AEP Operating Companies”). The State Transcos develop, own, operate, and maintain their respective transmission assets. Assets of the State Transcos interconnect to transmission facilities owned by the AEP Operating Companies and unaffiliated transmission owners within the footprints of the PJM and the SPP. PJM and SPP are RTOs mandated by the FERC to ensure reliable supplies of power, adequate transmission infrastructure and competitive wholesale prices of electricity. PJM is a regional transmission organization serving approximately 61 million people throughout 13 states and the District of Columbia. APTCo, IMTCo, KTCo, OHTCo and WVTCo are located within PJM. SPP is a regional transmission organization serving over 18 million people in fourteen states. OKTCo and SWTCo are located within SPP.

The State Transcos are regulated for rate-making purposes exclusively by FERC and employ a formula rate tariff design that incorporates forward looking -plant in service. Activity between the State Transcos and the AEP Operating Companies is governed by service agreements. IMTCo, KTCo, OHTCo, OKTCo and WVTCo have received all necessary approvals for formation and currently own and operate transmission assets in their respective jurisdictions. In December 2016, the Virginia State Corporation Commission and the Public Service Commission of West Virginia issued separate orders that approve APTCo to construct, own, operate, and maintain transmission facilities and equipment in Tennessee using land and right of way (ROW) of APCo or APTCo in Tennessee. An application for regulatory approval for SWTCo is under consideration in Louisiana.

As electric transmission utilities with rates regulated by FERC, the State Transcos earn revenues through tariff rates charged for the use of their electric transmission systems. The State Transcos establish transmission rates each year through formula rate filings with FERC. The rate filings calculate the revenue requirement needed to cover the costs of operation and debt service and to earn an allowed return on equity. These rates are then included in the OATT for SPP and PJM. SPP and PJM collect the revenue requirement from transmission customers under their respective OATTs. The transmission customers under the OATTs include the AEP Operating Companies, other investor-owned utilities, electric cooperatives, municipal entities and power marketers.

Development of Business

Each State Transco is geographically aligned with an existing AEP Operating Company. Each State Transco develops and owns new transmission assets that are physically connected to the electric system owned and operated by the AEP Operating Companies (the “AEP System”). Our business strategy is to own, operate, maintain and invest in transmission infrastructure in order to maintain and enhance system integrity and grid reliability, grid security, safety, reduce transmission constraints and facilitate interconnections of new generating resources and new wholesale customers, as well as enhance competitive wholesale electricity markets.

Development of transmission projects through the State Transcos is primarily driven by:

1.
Projects assigned to the AEP System as a result of the regional planning initiatives conducted by the RTOs. The RTOs identify the need for transmission in support of regional reliability, transmission service, congestion mitigation, public policy, to support the integration of new generation resources and to support the retirement of generation resources. These projects are referred to as “Regional Projects.”

2.
Improvements to local area reliability by upgrading, rebuilding or replacing existing, aging infrastructure at the AEP Operating Companies. Together with New Interconnections described below, these projects are referred to as “Local Projects.”

3.	Construction of new facilities to support customer points of delivery (“New Interconnections”).

Transmission investment across AEP is primarily driven by the need to revitalize aging infrastructure, our desire to enhance reliability at a local level to improve the customer experience, compliance with regulatory, industry, and governmental standards, requirements to improve telecommunication capability to keep up with changing technologies, and the obligation to address grid limitations identified by the RTOs. The State Transcos are not limited to investing in projects addressing particular transmission drivers. AEP has developed project selection guidelines that help determine which transmission assets can be built, owned and operated by the State Transcos. In essence, the need on the transmission grid determines the transmission project and the project selection guidelines help determine which components of the transmission project will be placed in the State Transcos.

Generally, greenfield transmission, partial or complete refurbishment of extra high voltage transmission, and complete refurbishment of lower voltage transmission assets qualify for transmission investment in the State Transcos. AEPTCo expects the majority of its transmission investment to go towards improving aging infrastructure, local reliability and upgrades to telecommunication and operational stacks.

Each State Transco is responsible for developing, constructing, owning, operating, and maintaining its respective transmission facilities.

Development of Regional Projects

Both PJM and SPP have sophisticated, long-term transmission planning processes to identify needed system upgrades. In their respective planning processes, each RTO identifies needed upgrades and then publishes those results in an annual plan. The following is an overview of the PJM and SPP regional transmission expansion plans.

The PJM Regional Transmission Expansion Plan (“RTEP”) identifies transmission system enhancements to meet the reliability requirements and ensure an efficient real-time operations of PJM electric transmission grid. PJM’s RTEP process encompasses a comprehensive assessment of system performance, adherence to PJM reliability criteria and compliance with the NERC Standards. The RTEP process also examines market efficiency to identify transmission enhancements that lower costs to consumers by relieving congested lines. Transmission enhancements are examined for their feasibility, impact and costs. This process culminates in a recommended RTEP for the entire PJM footprint that is submitted to PJM’s independent Board of Managers for consideration and approval each year. Under the PJM governing documents, transmission owning utilities in PJM are required to construct Board-approved RTEP projects.

The SPP Transmission Expansion Plan (“STEP”) identifies distinct areas of transmission planning for the future development of the SPP transmission grid. SPP’s engineering staff works closely with members, regulators, and systems interconnecting with SPP to plan future transmission system expansion needs and provide transmission and generation interconnection service necessary to facilitate reliable and efficient delivery of generation resources to end-use customers. The SPP Board of Directors reviews the STEP annually for approval and endorsement of proposed projects. Under the SPP governing documents, transmission owning utilities in SPP are required to construct projects approved by the SPP Board of Directors.

Development of Local Projects

The State Transcos develop additional transmission projects to meet their fundamental obligation to serve customers and to ensure operability of the grid as designed. Local Projects include replacement of aging or obsolete infrastructure and enhancements to improve local reliability needs and support customer connections. These projects focus on upgrading, rebuilding or replacing specific assets that have reached the end of their useful life. AEP evaluates several criteria to determine the need for Local Projects. These criteria include age, recorded performance issues, condition assessment, anticipated maintenance requirements and criticality to the grid. Projects are assigned to the State Transcos based upon a defined set of criteria that are outlined in AEP’s Project Selection Guidelines. The need on the transmission grid determines the transmission project and project selection guidelines help determine which components of the transmission project will be placed in the State Transcos.

Project Approval

Regional Projects are subject to approval by the respective RTO Board. This is preceded by an open stakeholder review and comment period as part of the RTO planning process. Once approved, these Regional Projects are mandatory and must be constructed by the designated transmission owner pursuant to FERC rules that govern the RTOs.

Local Projects do not require RTO Board approval; however, the State Transcos have a plan that entails review of the Local Projects with relevant stakeholders including RTOs. This public vetting provides the stakeholders whose constituents will pay for these projects the opportunity to review and, if desired, to question and comment on those Local Project plans.

State Siting Approval

No prior regulatory approval is typically required to replace existing assets with new equipment of the same electrical rating. Approval is generally required for the replacement of lower voltage facilities with higher voltage lines. These requirements vary by state.

Competition

Local Projects and new interconnections are not subject to competition from other non-affiliated providers, owners or developers of transmission assets or services.

In PJM, Regional Projects situated within a single transmission zone, such as the zone in which the AEP System operates in PJM (the “AEP Transmission Zone”), are not subject to competition. These include: (i) Regional Projects that are fully cost allocated to the AEP Transmission Zone, (ii) time-sensitive Regional Projects that address planning criteria violations that occur within three years, and (iii) Regional Projects that are upgrades to existing transmission facilities. Regional Projects not meeting these criteria must be awarded by PJM or SPP in a process approved by FERC under Order 1000, and generally contemplates more than one bidder for any particular Regional Project.

In PJM, projects with cost allocation in more than one zone are competitive. In the last three years only three projects met this criterion. In SPP greenfield transmission at or above 100 kilovolts (“kV”) is competitive. Most of the transmission solutions in SPP are comprised of upgrades to existing facilities and therefore are not subject to competition. Upkeep of existing assets is a fundamental obligation of a transmission owner and revitalization of existing assets is not open to competition in PJM and SPP.

Existing and Forecasted Projects

The State Transcos are geographically diverse and have assets in service or under construction across two RTOs and in six states, with additional states pending approval. We anticipate the need for extensive additional investment in transmission infrastructure within PJM and SPP to maintain the required level of grid reliability, resiliency, security and efficiency and to address an aging infrastructure. We also foresee the need to construct additional transmission facilities based on changes in generating resources such as wind or solar projects, generation additions or retirements, and additional new customer interconnections. We will continue our investment to enhance physical and cyber security of our assets, and are also investing in improving the telecommunication network that supports the operation and control of the grid. Finally, our fundamental obligation to meet state, federal, regulatory and industry standards will continue to drive investment in this category of projects.

A key part of our business is replacing and upgrading transmission facilities, assets and components of the existing AEP System as needed to maintain reliability. Roughly 7,000 miles of AEP's transmission lines were built more than seventy years ago and have surpassed their life expectancy. A significant quantity of major transmission equipment, such as transformers and circuit breakers, on AEP's grid have also surpassed their life expectancy. The State Transcos provide the capability to upgrade existing facilities due to their condition as a result of their age.

Operations

As transmission-only companies, our State Transcos function as conduits, allowing for power from generators to be transmitted to local distribution systems. The transmission of electricity by our State Transcos is a central function to the provision of electricity to residential, commercial and industrial end-use consumers. The operations performed fall into the following categories:

•	planning;

•	engineering, procurement and project services;

•	maintenance; and

•	real time operations.

Planning
AEPSC transmission employees (“AEP Transmission”) use detailed system models and load forecasts to develop our system capital plans. Expansion capital plans are used to identify projects that would address potential future reliability issues and service to new customers, connect new generation resources and/or produce economic savings for customers by eliminating constraints.
AEP Transmission works closely with PJM and SPP in the development of our system capital plans by performing technical evaluations and detailed studies. As the regional planning authorities, PJM and SPP approve regional system improvement plans which include projects to be constructed by their members, including our State Transcos.

Engineering , Procurement and Project Services
AEP Transmission maintains in-house engineering expertise in all facets of the transmission AEP system. AEP Transmission also performs services for the estimating, project management and construction management services for the capital work plan. AEP Transmission performs much of this work and utilizes outside services as needed to supplement capacity to match the work load. AEP Transmission directly procures the majority of equipment used in the construction of its transmission projects. The majority of the construction work is performed by outside contractors.
Maintenance
AEP Transmission performs maintenance, field operations and emergency restoration of our State Transco transmission line and station facilities. AEP Transmission develops and tracks preventive maintenance plans to promote safe and reliable operation of our systems. By performing preventive maintenance on our assets, AEP Transmission minimizes the need for reactive maintenance, resulting in improved reliability and compliance with all applicable NERC and RTO requirements.
Real Time Operations
From our System Control Center located in New Albany, Ohio, transmission system operators continuously monitor the performance of the transmission system of the AEP System. AEP Transmission uses software and communication systems to perform analysis to maintain security and reliability and for contingency planning triggered by any unplanned events. From our geographically dispersed Transmission Dispatch Centers (situated in Roanoke, Virginia; New Albany, Ohio; Tulsa, Oklahoma; and Shreveport, Louisiana) our transmission dispatchers are responsible for the activities related to taking equipment in and out of service to ensure capital construction projects and maintenance programs are completed safely and reliably.
Operating Contracts
AEPSC has executed a services agreement pursuant to which AEPSC has agreed to provide services to each of the State Transcos. AEPSC is an AEP service subsidiary that provides management and professional services to AEP and its subsidiaries. AEPSC provides four categories of service to the State Transcos: project evaluation and permitting services, project development services, operation and management services and business services, including billing, insurance, human resources and IT services. All of these services are provided at cost. Additionally, each State Transco has executed a services agreement with the respective incumbent AEP Operating Company in its state or footprint.
Regulatory Environment
Federal regulators and public policy currently support further investment in transmission. The growth and changing mix of electricity generation and wholesale power sales, combined with historically inadequate transmission investment have resulted in significant transmission constraints across the United States and increased stress on aging transmission equipment. Transmission system investments increase system reliability and reduce the frequency of power outages. Such investments can also reduce transmission constraints and improve access to lower cost generation resources, resulting in a lower overall cost of delivered electricity for end-use consumers. FERC has encouraged new investment in the transmission sector by implementing various financial and other incentives.
FERC has issued orders to promote non-discriminatory transmission access for all transmission customers and has mandated that all transmission systems over which it has jurisdiction must be operated in a comparable, non-discriminatory manner such that any seller of electricity affiliated with a transmission owner or operator is not provided with preferential treatment. FERC requires compliance with certain reliability standards by transmission owners and may take enforcement actions for violations, including the imposition of substantial fines. NERC is responsible for developing and enforcing these mandatory reliability standards. We continually assess our transmission systems against standards established by NERC, as well as the standards of applicable regional entities under NERC that have been delegated certain authority for the purpose of proposing and enforcing reliability standards.

Federal Regulation and Formula Rate Setting at FERC
The State Transcos are regulated by FERC as electric transmission companies. FERC is an independent regulatory commission that regulates the transmission and wholesale sales of electricity in interstate commerce. FERC also administers accounting and financial reporting regulations and standards of conduct for the companies it regulates.
FERC has approved a formula rate mechanism to recover the State Transcos’ costs of investments in transmission facilities. The approved formula rate mechanism established a revenue requirement for transmission services over the facilities of the State Transcos under the respective PJM and SPP OATTs, as applicable, and implemented a transmission cost of service formula rate. The PJM and SPP OATTs provide standard terms and conditions to ensure consistent service availability and treatment of all transmission customers.

An OATT is the FERC rate schedule that provides the terms and conditions for transmission and related services on a transmission provider’s transmission system. FERC requires transmission providers to offer transmission service to all eligible customers (load-serving entities, generators, and customers in states with supplier choice) on a non- discriminatory basis. Through an OATT, FERC establishes transmission service rates for transmission owners, as derived from their annual transmission revenue requirement (“ATRR”). The ATRR consists of the cost of capital (debt and equity costs), plus income statement items such as operations and maintenance costs, depreciation, interest and taxes. The applicable RTO collects the transmission owner’s ATRR requirements from the transmission customers and provides payment to the transmission owner.

The State Transcos’ ATRR is under the PJM OATT or SPP OATT, as applicable. Under the terms and conditions provided in the applicable OATT, each State Transco files its ATRR annually in May, establishing rates for the one-year forward period of July of the current year through June of the following year (“Rate Year”). Concurrently, the ATRR includes a true-up calculation for the previous Rate Year’s billings, eliminating any potential for over- or under-recovery of expenses or the allowed return on and of the plant in-service. The applicable RTO collects the State Transcos’ ATRR requirements from the RTO transmission customers and provides payment to the State Transcos.

The ATRR calculation allows the State Transcos to collect revenues during the Rate Year for the previous year’s financial activity plus projected plant in-service through the end of the filing year. This provides the State Transcos with a mechanism for revenue recovery of and on actual and projected capital investments. The table below illustrates the formula rate calculation for each of the State Transcos:

The most recent ATRR information was filed in May 2016. Inclusive in each State Transco ATRR is a true-up calculation to provide for any over or under recovery of revenues. The annual true-up calculation provides for the recovery of changes in the cost of capital. Any over or under- recovery of revenue is calculated with interest.

State Regulation
The public service commissions in the states where our State Transcos’ assets are located do not have jurisdiction over the State Transco’s rates or terms and conditions of service. However, certain transmission facilities are subject to certification and/or siting and financing requirements specific to each state. While these proceedings require a statement and justification of need, they also determine line routes and substation locations with the least impact to the environment and general public. The state public service commission or a designated entity will review the State Transco’s application to certify the project.
For a further discussion of rate and regulatory proceedings at FERC and state public service commissions, see Note 3 to our audited consolidated financial statements and related notes appearing elsewhere in this prospectus.

Sources of Revenue
The State Transcos submit their annual revenue requirement to their respective RTO (PJM or SPP). PJM and SPP then charge their respective transmission customers under their respective OATT to collect the revenue requirement of all transmission owners under their respective OATT. The revenues collected from transmission customers are distributed by PJM and SPP to the applicable State Transcos, as transmission owners, based on their individual OATT revenue requirement. The illustration below depicts the revenue collection process.
Principal Customers
Our principal transmission service customers in PJM are affiliated AEP Operating Companies. In SPP, our principal transmission service customers are also affiliated AEP Operating Companies. For the year ended December 31, 2016, the AEP Operating Companies were responsible for approximately 77% of our consolidated transmission revenues. Load serving entities are responsible for their portion of our PJM and SPP formula rate revenue requirement. Our remaining revenues are primarily generated from providing service to other entities such as alternative electricity suppliers and wholesale customers that provide electricity to end-use consumers.
Billing
PJM and SPP are responsible for billing and collecting our transmission service revenues as well as independently administering the transmission tariff in their respective service territory. As the billing agents for our State Transcos, PJM and SPP independently bill our customers on a monthly basis and collect fees for the use of our transmission systems. Should one of these entities default on its payment to the SPP or PJM, that portion of the revenue requirement is shared among the other transmission service customers in the RTO.
Employees
As of December 31, 2016, AEPTCo had no employees. Each State Transco and AEPSC has executed a services agreement pursuant to which AEPSC has agreed to provide services to each of the State Transcos. All such services are provided at cost. Additionally, each State Transco has executed a services agreement with the respective incumbent AEP Operating Company in its state. These form the core operative agreements by which each State Transco obtains services.

Seasonality
The State Transcos’ cost-based formula rates with a true-up mechanism mitigate the seasonality of cash flows as amounts are collected evenly throughout the year. Our State Transcos accrue or defer revenues annually in June of each year to the extent that the actual revenue requirement for the prior PJM and SPP planning year was higher or lower, respectively, than the amounts billed. To the extent that a State Transco’s amounts billed are less than its revenue requirement for the annual period, a revenue accrual is recorded in June for this annual difference.
Environmental Matters
The State Transcos are subject to federal, state and local environmental laws and regulations, which impose requirements on wastewater discharges, regulate the issuance of permits for our construction activities, establish standards for the management, treatment, storage, transportation and disposal of solid and hazardous wastes and hazardous materials, and impose obligations to investigate and remediate contamination in certain circumstances.

The State Transcos currently incur costs to meet the requirements in our permits and satisfy obligations imposed as part of the authorization for the construction of new or expanded facilities. Typically these costs are incorporated into cost of service rates.

Superfund addresses liabilities for costs to clean up contaminated sites due to disposal of hazardous substances. Liabilities relating to investigation and remediation of contamination, as well as other liabilities concerning hazardous materials or contamination, such as claims for personal injury or property damage, can arise at third party sites where such wastes have been treated or disposed of, as well as properties currently owned or operated by us. Allegations that materials were disposed at a particular site are often unsubstantiated and the quantity of materials deposited at a site can be small and often nonhazardous. Although Superfund liability has been interpreted by the courts as joint and several, typically many parties are named as PRPs for each site and several of the parties are financially sound enterprises. At present, management’s estimates do not anticipate material cleanup costs for identified Superfund sites.

Our assets and operations also involve the use of materials classified as hazardous, toxic or otherwise dangerous. Some of these properties include aboveground or underground storage tanks and associated piping. Our facilities and equipment are often situated on or near property owned by others so that, if they are the source of contamination, others’ property may be affected. We are not aware of any pending or threatened claims against us with respect to environmental contamination relating to our properties, or of any investigation or remediation of contamination at our properties that entail costs likely to materially affect us.

Claims have been made or threatened against electric utilities for bodily injury, disease or other damages allegedly related to exposure to electromagnetic fields associated with electric transmission and distribution lines. While we do not believe that a causal link between electromagnetic field exposure and injury has been generally established and accepted in the scientific community, the liabilities and costs imposed on our business could be significant if such a relationship is established or accepted. We are not aware of any pending or threatened claims against us for bodily injury, disease or other damages allegedly related to exposure to electromagnetic fields and electric transmission and distribution lines that entail costs likely to have a material adverse effect on our results of operations, financial position or liquidity.

Properties
Our transmission facilities are located in Indiana, Kentucky, Michigan, Ohio, Oklahoma, and West Virginia and include the following assets:

•	639 circuit miles of overhead transmission lines rated at voltages of 34.5 kV to 765 kV;

•	43 stations;

•	other transmission equipment necessary to safely operate the system (e.g., monitoring and metering equipment);

•	associated real property held in fee, by lease, or by easement grant; and

•	an approximately 190,000 square-foot AEP Transmission headquarters facility in New Albany, Ohio, including furniture, fixtures and office equipment.

Our State Transcos do not hold title to the majority of real property on which their electric transmission assets are located. Instead, under the provisions of certain affiliate contracts, each of our State Transcos are permitted to occupy and maintain their facilities upon real property held by the respective AEP Operating Company that overlays its operations. The ability of the State Transcos to continue to occupy such real property is dependent upon the terms of such affiliate contracts and upon the underlying real property rights of the AEP Operating Company, which may be encumbered by easements, mineral rights and other similar encumbrances that may affect the use of such real property.

Legal Proceedings

For a discussion of the significant legal proceedings, including, but not limited to, litigation and other matters involving the Company, reference is made to the information in Note 3 and Note 5 to our audited consolidated financial statements, included elsewhere in this prospectus.

In the normal course of business from time to time, other lawsuits, claims, environmental actions and other governmental proceedings can arise against the Company. To the extent that damages are assessed in any of these actions or proceedings, the Company believes that its insurance coverage is adequate. Although we cannot accurately predict the amount of any liability that may ultimately arise with respect to such matters, management, after consultation with legal counsel, does not currently anticipate that liabilities arising out of other currently pending or threatened lawsuits and claims will have a material adverse effect on our financial condition or results of operations.

MANAGEMENT
Set forth below is information regarding AEPTCo’s executive officers and members of our board of managers. There have been no events under any bankruptcy act, no criminal proceedings and no judgments or injunctions material to the evaluation of the ability and integrity of any executive officer or managers during the past ten years. Some officers serve in the same capacities at AEP and the Company. All of the managers of the Company are employees of AEPSC.

Listed below are the executive officers and managers at March 1, 2017.

Nicholas K. Akins
Chairman of the Board, Chief Executive Officer and Manager of the Company
Chairman of the Board, President and Chief Executive Officer of AEP
Age 56
Chairman of the Board of AEP since January 2014, President of AEP since January 2011 and Chief Executive Officer of AEP since November 2011.
Mr. Akins is a board member of Fifth Third Bancorp.

Lisa M. Barton
President, Chief Operating Officer and Manager of the Company
Executive Vice President - Transmission of AEP
Age 51
Executive Vice President - Transmission of AEPSC since August 2011. She was Senior Vice President - Transmission Strategy and Business Development of AEPSC from November 2010 to July 2011. Ms. Barton is a board member of Transource Energy, a joint venture with Great Plains Energy. She also serves on the board of directors of Electric Transmission Texas (ETT), a joint venture with Berkshire Hathaway Energy Company.

Paul Chodak
Executive Vice President-Utilities of AEP
Age 53
Executive Vice President-Utilities of AEP since January 2017. He was President and Chief Operating Officer of Indiana Michigan Power Company from July 2010 to December 2016.

David M. Feinberg
Vice President, Secretary and Manager of the Company
Executive Vice President, General Counsel and Secretary of AEP
Age 47
Executive Vice President of AEP since January 2013. He was Senior Vice President, General Counsel and Secretary of AEP from January 2012 to December 2012.

Lana L. Hillebrand
Executive Vice President and Chief Administrative Officer of AEP
Age 56
Executive Vice President since January 2017. She was Senior Vice President from December 2012 to December 2016 and Chief Administrative Officer since December 2012. She previously served as South Region leader - Senior Partner at Aon Hewitt from 2010 to 2012.

Charles Patton
Executive Vice President-External Affairs of AEP
Age 57
Executive Vice President-External Affairs of AEP since January 2017. He was President and Chief Operating Officer of Appalachian Power Company from June 2010 to December 2016.

Robert P. Powers
Vice Chairman of AEP
Age 63
Vice Chairman since January 2017. He was Executive Vice President and Chief Operating Officer of AEP from November 2011 to December 2016 and President - Utility Group of AEP from April 2009 to November 2011.

A. Wade Smith
Manager of the Company
Age 52
Mr. Smith is Senior Vice President-Grid Development for AEPSC since August 2015. He was President and Chief Operating Officer of AEP Texas Central Company and AEP Texas North Company from 2010 to August 2015.
Brian X. Tierney
Vice President, Chief Financial Officer and Manager of the Company
Executive Vice President and Chief Financial Officer of AEP since October 2009.
Age 49

COMPENSATION DISCUSSION AND ANALYSIS
The following information relates to AEP. AEP Transmission Company, LLC does not establish its own executive compensation policy and procedures and there is no separate Compensation Committee of its Board of Managers. In this Compensation Discussion and Analysis and the executive compensation tables and narratives that follow, we discuss 2016 compensation paid to our named executive officers for services provided to AEP and us. This section explains AEP’s compensation philosophy, summarizes its compensation programs and reviews compensation decisions for the following named executive officers:

Name	Title
Mr. Akins	Chairman, Chief Executive Officer and President of AEP
Mr. Tierney	Executive Vice President and Chief Financial Officer of AEP
Mr. Powers	Vice Chairman of AEP
Mr. Feinberg	Executive Vice President and General Counsel of AEP
Ms. Barton	Executive Vice President Transmission of AEP

Executive Summary

2016 Business Performance Highlights.    During 2016, AEP continued its focus on becoming the next premier regulated energy company. AEP executed on its strategy of investing in core regulated businesses to improve service to customers, while demonstrating continuous improvement in its operations. AEP’s Transmission Holding Company business thrived and contributed 54 cents per share to 2016 operating earnings, an increase of 38 percent over 2015. In 2016, AEP also took steps to significantly reduce earnings volatility by reducing exposure to non-regulated businesses. AEP announced the sale of four of our competitive power plants, which was completed in January 2017. This should help AEP produce more consistent earnings by removing the volatility associated with those competitive generation plants and their exposure to the capacity and energy markets. In October 2016, AEP increased its quarterly dividend by 5.4 percent, the seventh consecutive yearly increase.

2016 Incentive Compensation Highlights.    With respect to 2016 annual incentive compensation, the HR Committee:

•
Increased the target performance goal for annual incentive compensation by $0.25 per share, a 7.1 percent increase over AEP’s 2015 target and $0.05 above the mid-point of our public operating earnings guidance at the time the HR Committee set the goal.

•
Increased the performance needed for a maximum payout from $0.15 to $0.20 per share above the target level, which increased the maximum payout performance level 8.2 percent over the comparable 2015 level.

•
Established threshold (33.3 percent of target payout), target and maximum (200 percent of target payout) operating earnings per share performance levels for 2016 annual incentive compensation at $3.65, $3.75 and $3.95 per share, respectively.

AEP’s 2016 operating earnings per share, together with AEP’s performance on strategic measures and safety, produced a score of 170.5 percent of target.

With respect to the 2014-2016 performance unit grant, the HR Committee certified the following results and pay outcomes:

•	Cumulative operating earnings per share score was 200 percent of target.

•	Relative total shareholder return (TSR) placed AEP at the 58th percentile of the S&P 500 Electric Utilities Industry Index, which resulted in a 127.7 percent of a target score.

•	These combined equally weighted scores resulted in a payout of 163.9 percent of target for this performance period.

2016 Executive Compensation Changes.    In 2016, the HR Committee made the following key changes in our executive compensation program:

•	Increased the CEO’s stock ownership target from five times to six times his base salary.

•
Increased the minimum vesting for stock options and stock appreciation rights (SARs) to pro-rata vesting over a period of at least three years, with a carve-out for up to five percent of the shares available under AEP’s Long-term incentive Plan (LTIP).

•
Added a “Hold Until Met” requirement for stock options and SARs, which requires AEP executives to hold the net shares they realize through stock option and SAR exercises until such time as they have met their stock ownership requirement.

•
Amended AEP’s Recoupment Policy to expand the policy to apply to restatements or corrections in situations where the covered employee is not culpable, and changed the covered employee group to generally include officers who are Senior Vice Presidents and higher.

Other Executive Compensation Changes.    In February 2017, the HR Committee approved another change to LTIP awards to executive officers. Starting with the LTIP grants in 2017, the performance units and the RSUs will both settle in AEP shares, rather than cash.

Compensation Governance Best Practices.    Below is a summary of our executive compensation practices, which we believe align with best practices:

•	Significant stock ownership requirements for executive officers, which included a recently increased stock ownership requirement for the CEO of six times base salary;

•	A substantial portion of the compensation for executive officers is tied to annual and long-term performance;

•	A recoupment policy that allows AEP to claw back incentive compensation;

•	An insider trading policy that prohibits our executives and directors from hedging their AEP stock holdings and from pledging AEP stock;

•
Long-term incentive awards with double trigger vesting that results in accelerated vesting of these awards only if there is a change in control followed by an involuntary or constructive separation from service;

•	No reimbursement or tax gross-up for excise taxes triggered under change in control agreements;

•	No company paid country club memberships for executive officers;

•	Generally prohibit personal use of AEP provided aircraft, to the extent that such use has an incremental cost to AEP; and

•	No tax gross-ups, other than for relocations.

Results of 2016 Advisory Vote to Approve Executive Compensation

At AEP’s annual meeting of shareholders held in April 2016, approximately 94 percent of the votes cast on AEP’s say-on-pay proposal voted in favor of the proposal. After consideration of this vote, the HR Committee continued to apply the same principles and philosophy it has used in previous years in determining executive compensation. The HR Committee will continue to consider the outcome of AEP’s say-on-pay vote and other sources of stakeholder feedback when establishing compensation programs and making compensation decisions for the named executive officers.

Overview

The HR Committee oversees and determines AEP’s executive compensation (other than that of the CEO). The HR Committee makes recommendations to the independent members of the board of directors about the compensation of the CEO, and the independent board members determine the CEO’s compensation.

AEP’s executive compensation program is designed to:

•	Attract, retain, motivate and reward an outstanding leadership team with market competitive compensation and benefits to achieve both excellent team and individual performance;

•	Reflect AEP’s financial and operational size and the complexity of its multi-state operations;

•	Provide a substantial portion of executive officers’ total compensation opportunity in the form of performance based incentive compensation;

•
Align the interests of AEP’s named executive officers with those of AEP’s shareholders by providing a majority of the total compensation opportunity for executive officers in the form of stock-based compensation with a value that is linked to the total return on AEP’s common stock and by maintaining significant stock ownership requirements for executives;

•	Support the implementation of AEP’s business strategy by tying annual incentive awards to operating earnings per share and the achievement of specific strategic and safety objectives; and

•	Promote the stability of the management team by creating strong retention incentives with multi-year vesting schedules for long-term incentive compensation.

Overall, AEP’s executive compensation program generally targets each named executive officer’s total direct compensation opportunity (base salary, annual incentive opportunity and long-term incentive opportunity) at the median of AEP’s Compensation Peer Group, as described under “Compensation Peer Group”. The HR Committee’s independent compensation consultant, Meridian Compensation Partners, LLC (Meridian), participates in HR Committee meetings, assists the HR Committee in developing the compensation program and regularly meets with the HR Committee in executive session without management present.

Program Design

The program for executive officers includes base salary, annual incentive compensation, long-term incentive compensation and a comprehensive benefits program. AEP provides a balance of annual and long-term incentive compensation that is consistent with the compensation mix provided by AEP’s Compensation Peer Group. For AEP’s annual incentive compensation, the HR Committee balances meeting AEP’s operating earnings per share target with strategic and safety objectives. For 2016, operating earnings per share had a 75 percent weight for annual incentive compensation and the remaining 25 percent weight was tied to strategic and safety goals.

For 2016, 75 percent of AEP’s long-term incentive compensation was awarded in the form of performance units with three-year performance measures tied to (1) AEP’s total shareholder return as a percentile of the companies in the S&P 500 Electric Utilities Industry Index and (2) AEP’s three-year cumulative operating earnings per share relative to a Board-approved target. The performance units are subject to a three-year vesting period. The remaining 25 percent of AEP’s long-term incentive compensation was awarded as restricted stock units (RSUs) that vest over 40 months in three approximately equal installments on the May 1st following the first, second and third anniversaries of the grant date.

The HR Committee annually reviews the mix of the three elements of total direct compensation: base salary, annual incentive compensation and long-term incentive compensation. As illustrated in the charts below, in 2016, 69 percent of the target total direct compensation for the CEO and 61 percent on average for the other named executive officers was performance-based (target annual incentive compensation and grant date value of performance units). An additional 17 percent of the CEO’s target total direct compensation and an additional 14 percent on average for the other named executive officers was provided in the form of time-vesting RSUs (grant date value) which are tied to AEP’s stock price.

Compensation Peer Group

The HR Committee, supported by its independent compensation consultant, Meridian Compensation Partners, LLC (“Meridian”), annually reviews AEP’s executive compensation relative to a peer group of companies that represent the talent markets with which AEP must compete to attract and retain executives. The companies included in the Compensation Peer Group were chosen from electric utility companies that were comparable in size to AEP in terms of revenues and market capitalization. AEP’s Compensation Peer Group for 2016, which was unchanged from 2015, consisted of the 17 utility companies shown below.

AES Corporation Consolidated Edison Inc. DTE Energy Company Edison International Exelon Corporation NextEra Energy, Inc. PPL Corporation Sempra Energy Centerpoint Energy, Inc.	Dominion Resources, Inc. Duke Energy Corporation Entergy Corporation FirstEnergy Corp. PG&E Corporation Public Service Enterprise Group Inc. Southern Company Xcel Energy Inc.

The table below shows that, at the time the Compensation Peer Group data was collected in July 2015, AEP’s revenue and market capitalization were above the 50th percentile, and closer to the 75th percentile, of the Compensation Peer Group.

2016 Compensation Peer Group

	Revenue(1) ($ million)	Market Cap(1) ($ million)
Compensation Peer Group
25th Percentile	$11,686	$14,441
50th Percentile	$12,919	$21,079
75th Percentile	$17,090	$27,649
AEP	$17,020	$27,751

(1)	The HR Committee selected the 2016 Compensation Peer Group in September 2015 based on Fiscal Year-End 2014 revenue, and market capitalization as of July 31, 2015.

Meridian annually provides the HR Committee with an executive compensation study covering each named executive officer position and other executive positions based on survey information derived from the Compensation Peer Group. The Meridian study benchmarked each of our named executive officer’s total direct compensation (and each component of compensation) against the median market value of total direct compensation paid by the Compensation Peer Group to officers serving in similar capacities. The market values were adjusted for AEP’s relative size based on AEP’s revenue or the executive’s revenue responsibility using regression analysis for all positions for which data was available. The HR Committee considers percentiles other than the median and may select any percentile as a benchmark if, in its judgment, such other benchmarks provide a better comparison based on the specific scope of the job being matched or other criteria.

If a named executive officer’s total direct compensation opportunity is above or below a +/- 15 percent range around the market median, the HR Committee may adjust elements of the named executive officer’s compensation over time to bring the executive’s total compensation opportunity into the target range.

Executive Compensation Program Detail

Summary of Executive Compensation Components.    The following table summarizes the major components of AEP’s executive compensation program.

Component		Purpose			Key Attributes

Base Salary	•	To provide a market-competitive and consistent minimum level of compensation that is paid throughout the year.	•	A 3 percent executive merit budget and an additional 0.5% for other types of salary adjustments was approved by the HR Committee for 2016.
			•	Merit and other salary increases for executives are awarded by the HR Committee based on a variety of factors.

Annual Incentive Compensation	•	To focus executive officers on achieving annual earnings and other performance objectives that are critical to AEP’s success, which for 2016 included:	•
Annual incentive targets are established by the HR Committee based on compensation and performance information provided by the HR Committee’s independent compensation consultant as well as objectives put forth by AEP management and endorsed by the HR Committee.

• Operating Earnings (75 percent weight)
		• Safety (10 percent weight), and		•	Actual awards for employees as a group are capped at 200 percent of target, while awards for individual employees are capped at 250 percent of their target.
		• Strategic Initiatives (15 percent weight).		•
	•	To communicate and align executives’ and employees’ efforts with AEP’s performance objectives.	•	Operating earnings per share was chosen as the primary performance measure for 2016.
			•	The CEO’s award is determined by the independent members of the Board of Directors, and the other named executive officer awards are determined and approved by the HR Committee and based on:
				•	Achievement against performance objectives, and
				•	A subjective evaluation of each named executive officer’s individual performance for the year.

Long-Term Incentive Compensation	•	To motivate AEP management to maximize shareholder value by linking a substantial portion of their potential compensation directly to longer-term shareholder returns.	•
For 2016, the HR Committee provided long-term incentive awards in the form of three-year performance units for 75 percent of the grant value and restricted stock units (RSUs) for 25 percent of the grant value.

•
To help ensure that AEP management remains focused on longer-term results, which the HR Committee considers essential given the large amount of long-term investment in physical assets required in our business.
•
Long-term incentive award opportunities for named executive officers are based on market data, as reflected in either position based or salary grade-based award guidelines, and subjective consideration of each named executive officer’s potential contribution to shareholder value during the performance period.

	•	To reduce executive turnover and maintain management consistency.	•	For the 2016-2018 performance unit awards, the HR Committee established the following equally weighted performance measures:
				•	Three-year cumulative operating earnings per share relative to a target approved by the HR Committee, and
				•	Three-year total shareholder return relative to the S&P 500 Electric Utilities Industry Index.

Base Salary.    The HR Committee determines merit and other salary increases for AEP’s named executive officers based on the following factors:

•	The current scope and responsibilities of the position;

•	AEP’s merit and other increase budgets;

•	Sustained individual performance as assessed by each executive’s direct manager;

•	The market competitiveness of the executive’s salary, total cash compensation and total compensation;

•	Internal comparisons;

•	The experience and future potential of each executive; and

•	Reporting relationships.

The HR Committee approved merit increases for 2016 base salaries in the 2-4 percent range for our named executive officers.

Annual Incentive Compensation.

Annual Incentive Target Opportunity.    Annual incentive compensation focuses executive officers on achieving annual earnings objectives and other performance objectives that are critical to AEP’s success. The HR Committee, in consultation with Meridian and Company management, establishes the annual incentive target opportunities for each executive officer position primarily based on market competitive compensation for the executive’s position as shown in Meridian’s annual executive compensation study. For 2016, the HR Committee established the following annual incentive target opportunities for the named executive officers:

•	125 percent of base earnings for the CEO (Mr. Akins);

•	80 percent of base earnings for the CFO (Mr. Tierney);

•	80 percent of base earnings for the Vice Chairman (Mr. Powers);

•	70 percent of base earnings for the EVP and General Counsel (Mr. Feinberg); and

•	70 percent of base earnings for the EVP-Transmission (Ms. Barton).

Annual Performance Objectives.    For 2016, the HR Committee approved the following performance measures for the reasons indicated.

Operating Earnings per Share.    The HR Committee chose operating earnings per share because it largely reflects management’s performance in operating AEP. It is also strongly correlated with shareholder returns and is the primary measure by which AEP communicates its actual and expected future financial performance to the investment community and employees. The operating earnings per share measure is also well understood by both our shareholders and employees. Management and the HR Committee believe that operating earnings per share growth is the primary means for AEP to create long-term shareholder value.

Safety.    With safety as an AEP core value, maintaining the safety of AEP employees and the general public is always a primary consideration. Accordingly, safety measures comprised 10 percent of the 2016 scorecard. 7.5 percent was based on the improvement in AEP’s DART Rate compared to its three-year average DART rate. DART is an acronym for Days Away, Restricted or Job Transfer and is an industry accepted measure that focuses on more serious injuries. The remaining 2.5 percent was a fatality measure. The fatality measure would pay out at target if there was not a fatal work-related employee incident during the year.

Strategic Initiatives.    Fifteen percent of the scorecard was tied to strategic initiatives, including six percent for Business Transformation initiatives, five percent for Customer Experience initiatives and four percent for Culture and Employee Engagement initiatives.

The six percent for Business Transformation initiatives consisted of three measures. The first related to the completion of a strategic business assessment of certain competitive generation units. The second was based on the volume of start-up projects captured by AEP OnSite Partners and AEP Renewables, which are AEP’s competitive subsidiaries focused on building renewable power projects. The last measure was based on expanding AEP’s transmission business.

The five percent for Customer Experience included three measures. The first category measures the reliability of our wires assets: SAIDI (System Average Incident Duration Index), which is a standard measure in our industry. The second category measured improvement in AEP’s rankings in the J.D. Power and Associates Customer Satisfaction Survey. The last measure was for distribution network remediation, and was based on the number of circuit feet replaced.

The four percent for Culture & Employee Engagement consisted of four measures. The Power Up & Lead category measured the number of employees that participated in a cultural education program during the year. The Gallup Survey measured improvements in the overall average score over AEP’s prior year survey. The Diversity category measured improvement in AEP’s female and minority representation rates for each EEO group. The last measure was based on the number of Lean Management System deployments completed and initiated during the year, as well as the number of Introduction to Lean Management Systems events completed during the year.

Performance Score for Annual Incentive Plan.    In 2016, AEP had operating earnings per share of $3.94, which exceeded the upper end of our original operating earnings guidance for the year of $3.60-$3.80 per share. This earnings result, together with AEP’s performance on the measures discussed above (safety and strategic initiatives), produced a result of 170.5 percent of the target award opportunity for executive officers.

For 2016, GAAP earnings per share reported in AEP’s financial statements were $1.24. This is $2.70 per share lower than operating earnings, primarily due to the impairment of certain unregulated merchant generation assets.

Balanced Scorecard.    For 2016, the HR Committee approved a balanced scorecard which tied annual incentive awards to AEP’s operating earnings, safety and strategic objectives for the year. The HR Committee used this balanced scorecard because it mitigates the risk that executives will focus on one or a few objectives, such as short-term financial performance, to the detriment of other objectives. The chart below shows the weightings for each performance measure, the threshold, target and maximum performance goals, 2016 actual results and related weighted scores.

	Weight	Threshold	Target	Maximum	Actual Performance Result	Actual Award Score (as a percent of target opportunity)	Weighted Score
Operating Earnings Per Share (75%)	75%	$3.65	$3.75	$3.95	$3.941	195.5%	1.466
Safety (10%)
DART (Days Away, Restricted or Job Transfer) Rate, an industry measure focused on serious injuries	7.5%	0 percent Improvement	10 percent Improvement	20 percent Improvement	0 percent	0.0%	0.000
Fatality Measure (the number of fatal work related employee incidents)	2.5%	One or more	None	None for more than one year	Two employee fatalities	0.0%	0.000
Strategic Initiatives (15%)
Business Transformation Measures (6%)
Strategic Business Assessment of Certain Competitive Generation Plants	2%	Incomplete	Board approves a sale contract or recommendation to retain these plants	Sale contract and Board approves plan for use of proceeds	A sale contract was executed, and the Board approved the plan for use of proceeds	200.0%	0.040
Volume of AEP OnSite Partners and AEP Renewables Start-up Projects	2%	$0 million	$20 million	$50 million	$299 million	200.0%	0.040
Volume of Transmission Investment Opportunities	2%	$100 million	$200 million	$300 million	$485 million	200.0%	0.040
Customer Experience Measures (5%)
Wires Reliability- measure based on a customer weighted average of SAIDI (System Average Incident Duration Index) Performance Scores of AEP operating companies	2%	Generally 80% percent of target	Regulatory targets or a glide path to the regional peer group average	120 percent of target	114.0% Average Operating Company Score	114.0%	0.023
Customer Satisfaction - measure based on a weighted average of J.D. Power Residential Customer Satisfaction Index scores for AEP operating companies	2%	No improvement	Peer Group improvement rate	Glide path improvement to the Regional Peer Group Average	200.0% Average Operating Company Score	200.0%	0.040
Network remediation	1%	286,931 circuit feet replaced	382,575 circuit feet replaced	478,218 circuit feet replaced	>527,000 circuit feet replaced	200.0%	0.020
Culture and Employee Engagement Measures (4%)
Employee Engagement - based on improvement in average overall score of a survey of AEP employees	1%	0.07 improvement	0.10 improvement	0.20 improvement	0.08 Improvement	33.3%	0.003
Employee Diversity - measure based on increased representation of women and minorities in all EEO categories	1%	Higher of 80 percent target or 0 percent improvement	Higher of 100 percent target or 0 percent improvement	Higher of 120 percent of target or 0 percent improvement	Female Representation Score: 65.6% Minority Representation Score: 82.3%	74.0%	0.007
AEP Culture Development - measure based on the number of employees that participated in an employee development program	1%	3,900 participants	5,200 participants	6,500 participants	5,240 participants	103.1%	0.010
Lean Management Sustainability (number of pilot areas and non-pilot areas completed)	1%	1 pilot & 30 non-pilots	3 pilots & 40 non-pilots	3 pilots & 50 non-pilots plus 3 additional pilots initiated	3 pilots and 48 non-pilots completed plus 1 additional pilot initiated	156.7%	0.016
Total Score							1.705

2016 Individual Award Calculations.    Based on the results under the Balanced Scorecard, the HR Committee approved a weighted score of 170.5 percent. The HR Committee then subjectively evaluated the individual performance of each named executive officer to determine the actual award payouts. The HR Committee considered the progress made during 2016 focusing AEP on its core regulated businesses for Mr. Akins and the successful performance of the transmission business in 2016 for Ms. Barton.

Name	2016 Base Earnings*		Annual Incentive Target %		Weighted Score Under Performance Score Card		Calculated Annual Incentive Opportunity	2016 Actual Payouts
Mr. Akins	$1,318,442	x	125%	x	170.5%	=	$2,809,930	$3,000,000

Mr. Tierney	$727,257	x	80%	x	170.5%	=	$991,979	$990,000

Mr. Powers	$720,499	x	80%	x	170.5%	=	$982,761	$980,000

Mr. Feinberg	$612,175	x	70%	x	170.5%	=	$730,631	$730,000

Ms. Barton	$529,473	x	70%	x	170.5%	=	$631,926	$650,000

*	Based on salary paid in 2016, which is slightly different than the salary earned for 2016 shown in the Summary Compensation Table.

The independent members of the Board approved the 2016 annual incentive award for the CEO. The HR Committee approved the 2016 annual incentive awards for the other named executive officers.

Long-Term Incentive Compensation.    The HR Committee grants long-term incentive compensation to executive officers on an annual award cycle. AEP annually reviews the mix of long-term incentive compensation provided to its executives. For the 2016 award cycle, 75 percent of the grant date value of long-term incentives was awarded as three-year performance units and 25 percent of the grant date value was awarded as time-vesting restricted stock units (RSUs). The HR Committee increased the blend of performance units to RSUs in the long-term incentive mix from 70/30 to 75/25 for 2016 to increase the portion of the long-term incentive award that is performance-based.

The HR Committee establishes target long-term incentive award opportunities for each named executive officer based primarily on a market competitive long-term and total compensation analysis provided by Meridian for executives serving in similar positions in AEP’s Compensation Peer Group.

The independent members of the Board approved the 2016 long-term incentive award for the CEO. The HR Committee approved the 2016 long-term incentive awards for the other named executive officers.

2016 Long-Term Incentive Awards

Name	Number of Performance Units Granted (at Target)	Number of RSUs Granted	Total Units Granted	Total Grant Date Fair Value
Mr. Akins	80,306	26,769	107,075	$6,720,027
Mr. Tierney	22,646	7,549	30,195	$1,895,038
Mr. Powers	22,646	7,549	30,195	$1,895,038
Mr. Feinberg	13,467	4,489	17,956	$1,126,919
Ms. Barton	11,987	3,995	15,982	$1,003,030

Differences in grant date fair value between the awards for individual named executive officers primarily reflect differences in market median compensation for the executives shown in the annual executive compensation study conducted by Meridian.

In February 2017, Mr. Powers announced his retirement from AEP in August 2017. Mr. Powers will remain Vice Chairman of AEP until his retirement. Mr. Powers did not receive a 2017 long-term incentive (LTIP) award because of his announced retirement, but AEP intends to provide a cash payment to Mr. Powers instead. In connection with Mr. Powers’ retirement, AEP and Mr. Powers anticipate entering into a separation and release of all claims agreement, containing among other things, certain non-solicitation, confidentiality and cooperation agreements. It is anticipated that this agreement will provide a cash payment that would provide him (i) an amount to make up for his not receiving a 2017 LTIP award (if it had been granted, a portion of his 2017 - 2019 performance units would have remained outstanding upon his August 2017 retirement), and (ii) a portion of the compensation Mr. Powers would have received if he had remained with AEP through a later retirement date.

Performance Units.    The HR Committee granted 75 percent of the aggregate grant date value of AEP’s 2016 long-term incentive awards as performance unit awards for the 2016 - 2018 performance period. Each performance unit has an economic value equivalent to a share of AEP common stock. AEP grants performance units at the beginning of each year with a three-year performance and vesting period. Vested performance units are paid in cash except to the extent they are voluntarily deferred or are needed to meet an executive’s stock ownership requirement, in which case the vested performance units are mandatorily deferred into AEP Career Shares. AEP Career Shares are not paid to participants until after their employment with AEP ends.

Dividends are reinvested in additional performance units that are subject to the same performance measures and vesting requirements as the underlying performance units on which they were granted. The total number of performance units held at the end of the performance period is multiplied by the equally weighted score for the two performance measures shown below to determine the number of performance units earned. Each unit is then paid out at the average closing price of AEP common stock for the last 20 trading days of the performance period or mandatorily deferred as Career Shares if needed to satisfy an executive officer’s stock ownership requirement. The maximum score for each performance measure is 200 percent. For the 2016-2018 performance units, the cumulative operating earnings per share target is $11.42.

Performance Measures for 2016 - 2018 Performance Units

Performance Measure	Weight	Threshold Performance	Target Performance	Maximum Payout Performance
3-Year Cumulative Operating Earnings Per Share	50%	$10.621 (30% payout)	$11.42 (100% payout)	$12.219 (200% payout)

3-Year Total Shareholder Return vs. S&P 500 Electric Utilities Industry Index	50%	20th Percentile (0% payout)	50th Percentile (100% payout)	80th Percentile (200% payout)

The HR Committee selected a cumulative measure of operating earnings to ensure that earnings for all three years contribute equally to the award calculation. The HR Committee also selected a total shareholder return measure for these awards to provide an external performance comparison that reflects the effectiveness of management’s strategic decisions and actions over the three-year performance period relative to other large electric utilities.

Restricted Stock Units.    Each RSU has an economic value equivalent to one share of AEP common stock. The HR Committee granted 25 percent of the aggregate grant date value of AEP’s 2016 long-term incentive awards as RSUs. These RSUs vest over a forty month period, subject to the executive’s continued employment, in three approximately equal installments on May 1, 2017, May 1, 2018 and May 1, 2019. Dividends are reinvested in additional RSUs that are subject to the same vesting requirements applicable to the underlying RSUs on which they were granted. Upon vesting, these RSUs pay out in cash to executive officers at the average closing price of AEP common stock for the last 20 trading days of the vesting period.

Stock Ownership Requirements.    The HR Committee believes that linking a significant portion of executives’ financial rewards to AEP’s success, as reflected by the value of AEP stock, gives executives a stake similar to that of AEP’s shareholders and encourages long-term management strategies that benefit shareholders. Therefore, the HR Committee requires certain officers (51 individuals as of January 1, 2017), including the named executive officers, to accumulate and hold a specific amount of AEP common stock or stock equivalents. The HR Committee annually reviews the stock ownership level for each executive officer and periodically adjusts these levels. Each named executive officer met his or her stock ownership requirement as of March 1, 2017.

During 2016, the HR Committee increased the CEO’s stock ownership requirement from five times to six times his base salary. The other named executive officers’ targets are three times their respective base salaries.

Equity Retention (Holding Period).    Until an executive officer meets his or her stock ownership requirement, performance units awarded under the Long-term Incentive Plan (“LTIP”) are mandatorily deferred into AEP Career Shares to the extent necessary to meet their stock ownership requirement. If an executive has not met his or her stock ownership requirement within five years of the date it became effective or subsequently falls below it, the HR Committee may require the executive to defer a portion of his or her annual incentive compensation award into AEP Career Shares.

In 2016, the LTIP was amended to add a “Hold Until Met” requirement for stock options and SARs, which requires AEP executives to hold the net shares they realize through stock option and SAR exercises until such time as they have met their stock ownership requirement. However, no stock options or SARs were granted or outstanding during 2016.

Benefits.    AEP generally provides the same health and welfare benefits to named executive officers as it provides to other employees. AEP also provides the named executive officers with either four or five weeks of paid vacation, depending on their length of service and position.

AEP’s named executive officers participate in the same tax-qualified defined benefit pension plan and defined contribution savings plan as other eligible employees. AEP’s named executive officers also participate in the AEP’s non-qualified retirement benefit plans, which largely provide “supplemental benefits” that would otherwise be offered through the tax-qualified plans except for the limits imposed by the Internal Revenue Code on those tax-qualified plans. This allows eligible employees to accumulate replacement income for their retirement based on the same benefit formulas as the tax qualified plans but without the limitations that are imposed by the Internal Revenue Code on the tax-qualified plans.

The HR Committee recognizes that the non-qualified plans result in the deferral of the AEP’s income tax deduction related to these benefits until such benefits are paid, but the HR Committee believes that executives generally should be entitled to the same retirement benefits, as a percentage of their eligible pay, as AEP’s other employees and that these benefits are prevalent among similar companies. The HR Committee also provides these benefits as part of a market competitive total rewards package.

AEP limits both the amount and types of compensation that are included in the qualified and non-qualified retirement plans because the HR Committee and AEP management believe that compensation over certain limits and certain types of compensation should not be further enhanced by including it in retirement benefit calculations. Therefore:

•	Long-term incentive compensation is not included in the calculations that determine retirement and other benefits under AEP’s benefit plans,

•	The cash balance formula of AEP’s non-qualified pension plan (the “AEP Supplemental Benefit Plan”) limits eligible compensation to the greater of $1 million or twice the participant’s base salary, and

•	Eligible compensation is also limited to $2 million under the non-qualified Supplemental Retirement Savings Plan.

 AEP provides group term life insurance benefits to all employees, including the named executive officers, in the amount of two times their base salary.

For executives whom AEP asks to relocate, it is AEP’s practice to offer relocation assistance to offset their moving expenses. This policy better enables AEP to obtain high quality new hires and to relocate internal job candidates.

Perquisites.    The HR Committee annually reviews the perquisites provided by AEP. In 2016, AEP provided independent financial counseling and tax preparation services to assist executives with financial planning and tax filings. Income is imputed to executives and taxes are withheld for these services.

The HR Committee is sensitive to concerns regarding the expense of corporate aircraft and the public perception regarding personal use of such aircraft. Accordingly, the HR Committee generally prohibits personal use of corporate aircraft that has an incremental cost to AEP. AEP allows personal travel on business trips using the corporate aircraft if there is no incremental cost to AEP. Income is imputed and taxes are withheld on the value of personal travel on corporate aircraft in accordance with IRS guidelines.

Other Compensation Information

Recoupment of Incentive Compensation.

In 2016, the Board amended the AEP’s Policy on Recouping Incentive Compensation, commonly referred to as a “clawback” policy. The policy was amended to provide that our executive officers and certain other senior executives would be subject to a ‘no fault’ “clawback”. The Board may recover incentive compensation whether or not the executive’s actions involve misconduct. The Board believes, subject to the exercise of its discretion based on the facts and circumstances of a particular case, that incentive compensation should be reimbursed to AEP if, in the Board’s determination:

•
Such incentive compensation was received by an executive where the payment or the award was predicated upon the achievement of financial or other results that were subsequently materially restated or corrected, and

•	Such incentive compensation would have been materially lower had the achievement been calculated on such restated or corrected financial or other results.

The Board adopted the initial clawback policy in February 2007, and the HR Committee has directed AEP to design and administer all of its incentive compensation programs in a manner that provides for AEP’s ability to obtain such reimbursement. AEP will seek reimbursement, if and to the extent that, in the Board’s view, such reimbursement is warranted by the facts and circumstances of the particular case or if the applicable legal requirements impose more stringent requirements on AEP to obtain reimbursement of such compensation. AEP may also retain any deferred compensation previously credited to an executive if, when, and to the extent that it otherwise would become payable. This right to reimbursement is in addition to, and not in substitution for, any and all other rights AEP might have to pursue reimbursement or such other remedies against an executive for misconduct in the course of employment by AEP or otherwise based on applicable legal considerations.

Role of the CEO and Compensation Consultant in Determining Executive Compensation.    The HR Committee invites the CEO and all directors to attend HR Committee meetings. The HR Committee regularly holds executive sessions without management present. The Chairman of the Board and the Chair of the HR Committee have the authority to call meetings of the HR Committee.

The CEO has assigned AEP’s Executive Vice President & Chief Administrative Officer and AEP’s Director - Compensation and Executive Benefits to support the HR Committee. These individuals work closely with the HR Committee Chairman, the CEO and Meridian to research and develop requested information, prepare meeting materials, implement the HR Committee’s actions and administer AEP’s executive compensation and benefit programs consistent with the objectives established by the HR Committee. Meetings are held with the CEO, the HR Committee Chairman and Meridian prior to HR Committee meetings to review and finalize the agenda and meeting materials.

The CEO regularly discusses his strategic vision and direction for AEP during HR Committee meetings with Meridian in attendance. Likewise, Meridian regularly discusses compensation strategy alternatives, in light of the CEO’s strategic vision and direction, during HR Committee meetings with the CEO in attendance. The HR Committee believes that this open dialogue and exchange of ideas is important to the development and implementation of a successful executive compensation strategy.

The CEO discusses the individual performance of the named executive officers with the HR Committee and recommends their compensation to the HR Committee. The CEO also has substantial input into salary budgets and changes to incentive targets. The CEO also has substantial input into the development of employment offers for outside candidates for executive positions, although the HR Committee must approve all employment offers for executive officers.

Change In Control Agreements.    The HR Committee provides Change In Control agreements to specified executives, including all the named executive officers, to help align the interests of these executives with those of AEP’s shareholders by mitigating the financial impact that would occur to them if their employment was terminated as a result of a change in control. The HR Committee also considers change in control agreements as an important tool for attracting and retaining executives for some positions. The HR Committee limits participation to those executives whose full support and sustained contributions would be needed during a lengthy and complex corporate transaction.

While the HR Committee believes these agreements are consistent with the practices of its peer companies, the most important reason for these agreements is to protect AEP and the interests of shareholders in the event of an anticipated or actual change in control. During such transitions, retaining and continuing to motivate AEP’s key executives would be critical to protecting shareholder value. In a change of control situation, outside competitors are more likely to try to recruit top performers away from AEP, and our executive officers may consider other opportunities when faced with uncertainty about retaining their positions. Therefore, the HR Committee uses these agreements to provide security and protection to our officers in such circumstances for the long-term benefit of AEP and its shareholders.

The Board has adopted a policy that requires shareholder approval of future executive severance agreements that provide benefits generally exceeding 2.99 times the sum of the named executive officer’s salary plus annual incentive compensation. In consultation with Meridian, the HR Committee periodically reviews change in control agreement practices of companies in our Compensation Peer Group. The HR Committee has found that change in control agreements are common among these companies, and that 2.99 or 3 multiples are the most common for named executive officers. Therefore, the HR Committee approved change in control multiples of 2.99 times base salary and annual incentive compensation for each of the named executive officers. Most of the other executives covered by change in control agreements have a lesser multiple of 2.0 times base salary and annual incentive compensation. All of the agreements have a “double trigger,” which means the severance payments and benefits would be provided only upon a change in control accompanied by an involuntary termination or constructive termination within two years after the change in control.

None of AEP’s Change In Control agreements provide a tax gross-up for excise taxes.

Long-term incentive compensation may also vest in the event of a change in control. In the event an executive’s employment is terminated within one year after a change in control under qualifying conditions, such as by AEP without cause or by the executive for good reason, then all of the executive’s outstanding performance units will vest and be paid at the target performance score. All outstanding RSU awards have a double trigger change in control provision.

Other compensation and benefits provided to executive officers in the event their employment is terminated as a result of a change in control are consistent with that provided in the event an executive’s employment is terminated due to a consolidation, restructuring or downsizing as described below.

Other Employment Separations.

AEP has an Executive Severance Plan that provides severance benefits to selected officers of AEP, including the named executive officers, who agree to its terms, including confidentiality, non-solicitation and non-disparagement obligations. Executives remain eligible for benefits under the general severance plan described below; however, any benefits provided under the Executive Severance Plan will be reduced by any amounts provided under the general severance plan. Benefits for our named executive officers under the Executive Severance Plan (which would be triggered by a good reason resignation or an involuntary termination) include pay continuation of two times their base salary and target annual incentive award payable over two years, and are conditioned on the executive officer’s release of claims against AEP and agreement not to compete with AEP for two years.

AEP also maintains a broad-based severance plan that provides two weeks of base pay per year of service to all employees, including named executive officers, if their employment is terminated due to a consolidation, restructuring or downsizing, subject to the employee’s agreement to waive claims against AEP. In addition, our severance benefits for all employees include outplacement services and access to health benefits at active employee rates for up to 18 months (and at Company-subsidized retiree rates thereafter until age 65 for employees who are at least age 50 with 10 years of service at the time of their employment termination).

Named executive officers and other employees remain eligible for an annual incentive award based on their eligible pay for the year reflecting the portion of the year worked, if they separate from service prior to year-end due to their retirement (on or after age 55 with at least five years of service, except employees who retire as part of a voluntary or involuntary severance program). In the event of a participant’s death, this amount is paid to their estate.

A prorated portion of outstanding performance units vest if a participant retires, which is defined as a termination, other than for cause, after the executive reaches age 55 with five years of service or if a participant is severed. A prorated portion of outstanding performance units would also vest to a participant’s heirs in the event of the participant’s death. The pro-rated performance units are not payable until the end of the performance period and remain subject to all the performance objectives.

In 2016, executive officers were also entitled to 12 months of continued financial counseling service in the event they are severed from service as the result of a restructuring, consolidation or downsizing or they retire (after age 55 and 5 years of AEP service). In the event of their death, their spouse or the executor of their estate would be eligible for this benefit.

Insider Trading, Hedging and Pledging.    AEP’s insider trading policy prohibits directors and executive officers from hedging their AEP stock holdings through short sales and the use of options, warrants, puts and calls or similar instruments. The policy also prohibits directors and executive officers from pledging AEP stock as collateral for any loan.

Tax Considerations.    Section 162(m) of the Internal Revenue Code (Section 162 (m)) limits AEP’s ability to deduct compensation in excess of $1,000,000 paid in any year to AEP’s CEO or any of the next three highest compensated named executive officers other than the CFO (the “162m Officers”). The HR Committee considers the limits imposed by Section 162(m) when designing compensation and benefit programs.

Performance units, which were granted under the shareholder approved Long-Term Incentive Plan, are consistent with the Section 162(m) requirements for tax deductibility by AEP as performance-based compensation. AEP’s Shareholders approved the Long-Term Incentive Plan in 2015; therefore, payments for performance units are potentially tax deductible for AEP.

AEP’s RSUs are not considered to be performance-based under Section 162(m). Therefore, any amounts attributable to those RSUs are not tax deductible if and to the extent that such units cause the compensation of the covered named executive officer to exceed $1,000,000 for the year.

No assurance can be given that awards intended by the HR Committee to satisfy the requirements for qualified performance-based compensation under Section 162(m) will in fact do so. The HR Committee has and may continue to grant awards that may not constitute qualified performance-based compensation under Section 162(m) if the HR Committee determines that granting such awards is in the best interests of AEP.

Executive Compensation

Summary Compensation Table

The following table provides summary information concerning compensation earned by our Chief Executive Officer, our Chief Financial Officer and the three other most highly compensated executive officers, to whom we refer collectively as the named executive officers.

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)	Stock Awards ($)(2)	Non- Equity Incentive Plan Compen- sation ($)(3)	Change in Pension Value and Non- qualified Deferred Compen- sation Earnings ($)(4)	All Other Compen- sation ($)(5)	Total ($)
Nicholas K. Akins-	2016	1,325,077	-	6,720,027	3,000,000	323,949	103,687	11,472,740
Chairman of the Board and Chief Executive Officer	2015	1,279,900	-	6,719,981	3,150,000	199,027	103,658	11,452,566
	2014	1,240,754	-	6,720,019	2,950,000	359,787	102,960	11,373,520

Brian X. Tierney-	2016	730,800	-	1,895,038	990,000	131,575	95,026	3,842,439
Executive Vice President and Chief Financial Officer	2015	709,246	-	1,907,216	1,100,000	0	84,125	3,800,587
	2014	695,339	-	1,881,251	1,050,000	269,994	82,448	3,979,032

Robert P. Powers-	2016	723,773	-	1,895,038	980,000	335,960	93,931	4,028,702
Vice Chairman	2015	709,246	-	1,888,008	1,075,000	0	90,234	3,762,488
	2014	695,339	-	1,881,251	1,012,000	746,589	82,706	4,417,885

David M. Feinberg-	2016	615,358	-	1,126,919	730,000	85,179	75,435	2,632,891
Executive Vice President and General Counsel	2015	591,426	-	998,394	800,000	59,069	68,163	2,517,052
	2014	568,679	-	962,482	675,000	69,384	63,293	2,338,838

Lisa M. Barton-	2016	532,039	-	1,003,030	650,000	95,020	68,007	2,348,096
Executive Vice President- Transmission	2015	516,750	-	998,394	686,000	49,931	59,042	2,310,117
	2014	452,735	-	804,984	540,000	71,814	47,919	1,917,452

(1)
Amounts in the salary column are composed of executive salaries earned for the year shown, which include 261 days of pay for 2016. This is one day more than the standard 260 calendar work days and holidays in a year.

(2)
The amounts reported in this column reflect the aggregate grant date fair value, calculated in accordance with FASB ASC Topic 718, of performance units and RSUs granted under AEP’s Long-Term Incentive Plan. See Note 15 the Consolidated Financial Statements included in AEP’s Form 10-K for the year ended December 31, 2016 for a discussion of the relevant assumptions used in calculating these amounts. With respect to the performance units, the estimates of the grant date fair values determined in accordance with FASB ASC Topic 718 assumes the vesting of 100% of the performance units awarded. The value realized for the performance units, if any, will depend on AEP’s performance during a three-year performance and vesting period. The potential payout can range from 0 percent to 200 percent of the target number of performance units, plus any dividend equivalents. Therefore, the maximum amount payable for the 2016 performance units is equal to $10,080,010 for Mr. Akins; $2,842,526 for each of Messrs. Tierney and Powers; $1,690,378 for Mr. Feinberg and $1,504,608 for Ms. Barton; and the maximum amount payable for the 2015 performance units is equal to $9,407,974 for Mr. Akins, $2,670,090 for Mr. Tierney, $2,643,716 for Mr. Powers, $1,397,704 for Mr. Feinberg and $1,397,704 for Ms. Barton. The RSUs vest over a forty month period.

(3)
The amounts shown in this column are annual incentive compensation paid under the Annual Incentive Compensation Plan for 2016 and the Senior Officer Incentive Plan for 2015 and 2014. At the outset of each year, the HR Committee sets annual incentive targets and performance criteria that are used after year-end to determine if and the extent to which executive officers may receive annual incentive award payments under this plan.

(4)
The amounts shown in this column are attributable to the increase in the actuarial values of each of the named executive officer’s combined benefits under AEP’s qualified and non-qualified defined benefit plans determined using interest rate and mortality assumptions consistent with those used in AEP’s financial statements. See Note 8 to the Consolidated Financial Statements included in AEP’s Form 10-K for the year ended December 31, 2016 for a discussion of the relevant assumptions. None of the named executive officer received preferential or above-market earnings on deferred compensation.

(5) Amounts shown in the All Other Compensation column for 2016 include: (a) Company contributions to the Company’s Retirement Savings Plan, (b) Company contributions to the Company’s Supplemental Retirement Savings Plan and (c) perquisites. The amounts are listed in the following table:

Type	Nicholas K. Akins	Brian X. Tierney	Robert P. Powers	David M. Feinberg	Lisa M. Barton
Retirement Savings Plan Match	$11,629	$11,925	$11,925	$11,925	$11,925
Supplemental Retirement Savings Plan Match	$78,075	$70,302	$68,873	$51,623	$42,771
Perquisites	$13,983	$12,799	$13,133	$11,887	$13,311
Total	$103,687	$95,026	$93,931	$75,435	$68,007

Perquisites provided in 2016 included: financial counseling and tax preparation services, and, for Mr. Akins, director’s accidental death insurance premium. Executive officers may also have the occasional personal use of event tickets when such tickets are not being used for business purposes, however, there is no associated incremental cost. From time to time executive officers may receive customary gifts from third parties that sponsor sporting events (subject to our policies on conflicts of interest).

Grants of Plan-Based Awards for 2016

The following table provides information on plan-based awards granted in 2016 to each of our named executive officers.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(3)			All Other Stock Awards: Number of Shares of Stock or Units (#)(6)	Grant Date Fair Value of Stock and Option Awards ($)(7)
		Threshold ($)	Target ($)	Maximum ($)(2)	Threshold (#)(4)	Target (#)	Maximum (#)(5)
Nicholas K. Akins
2016 Annual Incentive Compensation Plan		-	1,648,053	4,120,133
2016 - 2018 Performance Units	2/23/16				12,046	80,306	160,612		5,040,005
Restricted Stock Units	2/23/16							26,769	1,680,022
Brian X. Tierney
2016 Annual Incentive Compensation Plan		-	581,806	1,454,515
2016 - 2018 Performance Units	2/23/16				3,397	22,646	45,292		1,421,263
Restricted Stock Units	2/23/16							7,549	473,775
Robert P. Powers
2016 Annual Incentive Compensation Plan		-	576,399	1,440,998
2016 - 2018 Performance Units	2/23/16				3,397	22,646	45,292		1,421,263
Restricted Stock Units	2/23/16							7,549	473,775
David M. Feinberg
2016 Annual Incentive Compensation Plan		-	428,523	1,071,308
2016 - 2018 Performance Units	2/23/16				2,020	13,467	26,934		845,189
Restricted Stock Units	2/23/16							4,489	281,730
Lisa M. Barton
2016 Annual Incentive Compensation Plan		-	370,631	926,578
2016 - 2018 Performance Units	2/23/16				1,798	11,987	23,974		752,304
Restricted Stock Units	2/23/16							3,995	250,726

(1)	Represents potential payouts under the 2016 Annual Incentive Compensation Plan (ICP), which are based on base earnings paid during the year.

(2)	The amounts shown in this column represent 250 percent of the target award for each of the named executive officers, which is maximum amount generally payable to any individual employee under the ICP.

(3)
Represents performance units awarded under AEP’s Long-Term Incentive Plan for the 2016-2018 performance period. These awards generally vest at the end of the three year performance period based on our attainment of specified performance measures. For further information on these awards, see the description under 2016 Stock Award Grants below. The number of performance units does not include additional units that may accrue due to dividend credits.

(4)
The amounts shown in the Threshold column represent 15% of the target award for each of the named executive officers because the Operating Earnings per Share measure has a 30% payout for threshold performance, the Total Shareholder Return measure has a 0% payout for threshold performance and these measures are equally weighted. However, the Operating Earnings per Share threshold does not guarantee a minimum payout because the score would be 0% of target if threshold performance is not achieved.

(5)	The amounts shown in this column represent 200 percent of the target award for each of the named executive officers, which is the maximum overall score for the 2016-2018 performance units.

(6)
Represents restricted stock units awarded under the Long-Term Incentive Plan. These awards generally vest in three equal installments on May 1, 2017, May 1, 2018 and May 1, 2019. The number of restricted stock units does not include additional units that may accrue due to dividend credits.

(7)
Amount represents the grant date fair value of performance units and RSUs measured in accordance with FASB ASC Topic 718, utilizing the assumptions discussed in Note 15 to AEP’s consolidated financial statements for the fiscal year ended December 31, 2016, without taking into account estimated forfeitures. With respect to performance units, the grant date fair value assumes the target number of performance units granted will vest. The actual number of performance units earned will depend on AEP’s performance over the 2016 through 2018 period, which could vary from 0 percent to 200 percent of the target award plus dividend credits. The value of performance units earned will be equal to AEP’s average closing share price for the last 20 trading days of the performance period multiplied by the number of performance units earned.

Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table

2016 Stock Award Grants.    Effective February 23, 2016, the named executive officers were granted long-term incentive awards as part of AEP’s regular annual grant cycle. These awards were granted with double trigger change in control provisions that provide early vesting of awards in the event of a change in control and a covered separation from service. Of these awards, 75 percent were granted in the form of performance units for the 2016-2018 three-year performance period that generally vest, subject to the participant’s continued AEP employment, at the end of the performance period. Performance units are generally equivalent in value to shares of AEP common stock. Dividend equivalents are reinvested in additional performance units with the same vesting conditions as the underlying performance units.

The 2016-2018 performance units, including the dividend credits, are subject to two equally weighted performance measures for the three-year performance period, which are:

•	Three-year total shareholder return relative to the S&P 500 Electric Utilities Industry Index, and

•	Three-year cumulative operating earnings per share relative to a performance objective established by the HR Committee.

The scores for these performance measures determine the percentage of the performance units earned at the end of the performance period, which can range from zero percent to 200 percent. Generally, recipients must remain employed by AEP through the end of the vesting period to receive a payout.

The remaining 25 percent of AEP’s long-term incentive awards were granted in the form of RSUs that generally vest, subject to the executive officer’s continued employment, in three equal installments on May 1, 2017, May 1, 2018 and May 1, 2019. Generally, recipients must remain employed by AEP through the vesting date to receive a payout for the RSUs that vest on such date. Upon vesting, the RSUs pay out in cash to executive officers.

Employment Agreements.

Mr. Powers has an agreement with AEP, which credits him with 17 additional years of service under AEP’s Supplemental Benefit Plan. In 1997, AEP granted additional years of credited service to Mr. Powers when he joined AEP to offset pension benefits that he would have been able to earn from his prior employer due to his length of service at that company.

Outstanding Equity Awards at Fiscal Year-End for 2016

The following table provides information with respect to holdings of restricted stock units and performance units by the named executive officers at December 31, 2016. The named executive officers do not have any outstanding stock options.

	Stock Awards
Name	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(1)
Nicholas K. Akins
2015 - 2017 Performance Units(2)			85,513	10,767,797
2016 - 2018 Performance Units(2)			83,201	10,476,670
2014 Restricted Stock Units(3)	16,294	1,025,870
2015 Restricted Stock Units(4)	24,432	1,538,239
2016 Restricted Stock Units(5)	27,734	1,746,133
Brian X. Tierney
2015 - 2017 Performance Units(2)			24,270	3,056,078
2016 - 2018 Performance Units(2)			23,462	2,954,335
2014 Restricted Stock Units(3)	4,562	287,224
2015 Restricted Stock Units(4)	6,935	436,628
2016 Restricted Stock Units(5)	7,821	492,410
Robert P. Powers
2015 - 2017 Performance Units(2)			24,025	3,025,228
2016 - 2018 Performance Units(2)			23,462	2,954,335
2014 Restricted Stock Units(3)	4,562	287,224
2015 Restricted Stock Units(4)	6,865	432,220
2016 Restricted Stock Units(5)	7,821	492,410
David M. Feinberg
2015 - 2017 Performance Units(2)			12,704	1,599,688
2016 - 2018 Performance Units(2)			13,952	1,756,836
2014 Restricted Stock Units(3)	2,334	146,949
2015 Restricted Stock Units(4)	3,631	228,608
2016 Restricted Stock Units(5)	4,651	292,827
Lisa M. Barton
2015 - 2017 Performance Units(2)			12,704	1,599,688
2016 - 2018 Performance Units(2)			12,419	1,563,800
2014 Restricted Stock Units(3)	1,952	122,898
2015 Restricted Stock Units(4)	3,631	228,608
2016 Restricted Stock Units(5)	4,139	260,591

(1)
Pursuant to applicable SEC rules, the market value of the performance units reported in this column was computed by multiplying the closing price of AEP’s common stock on December 31, 2016 ($62.96) by the maximum number of performance units issuable (200% of the target amount set forth in the preceding column) because the results for 2016 were above target for the performance units. However, the actual number of performance units credited upon vesting will be based on AEP’s actual performance over the applicable three year period.

(2)
AEP currently grants performance units at the beginning of each year with a three-year performance and vesting period. This results in awards for overlapping successive three-year performance periods. These awards generally vest at the end of the three year performance period. The performance units awarded for the 2014 - 2016 performance period, including associated dividend credits, vested at December 31, 2016 and are shown in the Options Exercises and Stock Vested for 2016 table below. The awards shown for the 2015 - 2017 and 2016 - 2018 performance periods include performance units resulting from reinvested dividends which are subject to the same performance criteria.

(3)
Amounts include RSUs resulting from reinvested dividends. They will generally vest, subject to the executive officer’s continued employment, on May 1, 2017. These RSUs were granted on December 10, 2013.

(4)
Amounts include RSUs resulting from reinvested dividends. They will generally vest, subject to the executive officer’s continued employment, in two equal installments, on May 1, 2017 and May 1, 2018. These RSUs were granted on February 24, 2015.

(5) These RSUs were granted on February 23, 2016 and include restricted stock units resulting from reinvested dividends. They will generally vest, subject to the executive officer’s continued employment, in three equal installments, on May 1, 2017, May 1, 2018 and May 1, 2019.

Option Exercises and Stock Vested for 2016

The following table provides information with respect to the vesting of RSUs and performance units in 2016 that were granted to our named executive officers in previous years. The named executive officers did not exercise any stock options in 2016.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)(1)	Value Realized on Vesting ($) (2)
Nicholas K. Akins	-	-	231,032	14,607,502
Brian X. Tierney	-	-	64,751	4,094,107
Robert P. Powers	-	-	64,717	4,091,919
David M. Feinberg	-	-	33,114	2,093,732
Lisa M. Barton	-	-	29,601	1,871,621

(1)
This column includes the following performance units and related dividend equivalents for the 2014 - 2016 performance period that vested on December 31, 2016: 186,941 for Mr. Akins; 52,334 for each of Messrs. Tierney and Powers; 26,775 for Mr. Feinberg; and 22,393 for Ms. Barton. This column also includes the following RSUs that vested on May 2, 2016: 44,091 for Mr. Akins; 12,417 for Mr. Tierney; 12,383 for Mr. Powers; 6,339 for Mr. Feinberg; and 4,680 for Ms. Barton. This column also includes 2,528 RSUs that vested on October 3, 2016 for Ms. Barton.

(2)
As is required, the value included in this column for the 2014-2016 performance units is computed by multiplying the number of units by the closing price of AEP’s common stock on the vesting date of December 31, 2016 ($62.96). However, the actual value realized from these units was based on the 20-day average closing market price of AEP common stock prior to the vesting date ($61.86). Also as required, this column includes the value of RSUs that vested on May 2, 2016 computed by multiplying the number of units vesting by the closing price of AEP’s common stock on this date, which was $64.36 per share. However, the actual value realized from these units was based on the 20-day average closing market price of AEP common stock prior to the vesting date ($64.776).This column also included the value of RSUs for Ms. Barton that vested on October 3, 2016, which had a market value of $63.51 per share (the closing price of AEP’s common stock on the vesting date).

2014 - 2016 Performance Units

Performance units that were granted for the 2014 - 2016 performance period vested on December 31, 2016. The combined score for the 2014-2016 performance period was 163.9 percent of target. The final score calculation for these performance measures is shown in the chart below.

Performance Measures	Threshold Performance	Target Performance	Maximum Payout Performance	Actual Performance	Score	Weight	Weighted Score
3-Year Cumulative Operating Earnings Per Share	$9.90 (30% payout)	$10.250 (100% Payout)	$10.97 (200% Payout)	$11.056	200.0%	50%	100.0%

3-Year Total Shareholder Return vs. S&P Electric Utilities	20th Percentile (0% Payout)	50th Percentile (100% Payout)	80th Percentile (200% Payout)	58.3 Percentile	127.7%	50%	63.9%
Composite Result							163.9%

Pension Benefits for 2016

The following table provides information regarding the pension benefits for our named executive officers under AEP’s pension plans. The material terms of the plans are described following the table.

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit($)(1)	Payments During Last Fiscal Year($)
Nicholas K Akins	AEP Retirement Plan	34.6	599,058	—
	CSW Executive Retirement Plan	34.6	1,344,710	—
Brian X. Tierney	AEP Retirement Plan	18.7	326,573	—
	AEP Supplemental Benefit Plan	18.7	1,013,205	—
Robert P. Powers	AEP Retirement Plan	18.5	603,373	—
	AEP Supplemental Benefit Plan	35.5 (2)	3,901,685	—
David M. Feinberg	AEP Retirement Plan	5.7	81,087	—
	AEP Supplemental Benefit Plan	5.7	211,716	—
Lisa M. Barton	AEP Retirement Plan	10.1	153,106	—
	AEP Supplemental Benefit Plan	10.1	210,420	—

(1)
The Present Value of Accumulated Benefits is based on the benefit accrued under the applicable plan through December 31, 2016, and the following assumptions (which are consistent with those used in AEP’s financial statements):

•
The named executive officer retires at normal retirement age (age 65), except for Mr. Tierney, whose benefit is calculated at age 62 because he is eligible for an unreduced annuity benefit when he reaches that age, and Mr. Powers whose benefit is calculated as of December 31, 2016 because he is eligible for an unreduced annuity benefit because he has already reached age 62.

•	The named executive commences the payment of benefits (the “accrued benefit”) immediately upon retirement.

•
The value of the annuity benefit at the named executive officer’s assumed retirement age is determined based upon the accrued benefit, an assumed interest rate of 4.05 percent, 3.85 percent and 3.85 percent for the benefits accrued under the AEP Retirement Plan, AEP Supplemental Benefit Plan and the CSW Executive Retirement Plan, respectively, and assumed mortality based upon modified versions of the RP-2014 mortality tables. Base mortality rates are derived from the RP-2014 table factored to 2006 with no collar adjustment for the qualified pension benefits and a white collar adjustment for non-qualified pension benefits. Mortality improvements are projected generationally with rates that grade linearly by year from MP-2014 in 2007 to 0.75% in 2015 and thereafter and that also grade linearly by age to zero at age 95 from age 85. The value of the lump sum benefit at that assumed retirement age is determined based upon the accrued benefit, an assumed interest rate of 4.20 percent and assumed mortality based on current law IRS lump sum mortality. The present value of each named executive officer’s benefits is determined by discounting the value of benefits described above at the assumed retirement age to each executive’s current age using an assumed interest rate of 4.05 percent, 3.85 percent and 3.85 percent for the benefits accrued under the AEP Retirement Plan, AEP Supplemental Benefit Plan and CSW Executive Retirement Plan, respectively.

•
For the AEP Retirement Plan, the present value of the accrued benefit is weighted based on 75 percent lump sum and 25 percent annuity (or 40 percent lump sum and 60 percent annuity for Mr. Powers due to his eligibility for early retirement under the final average pay benefit formula), based on the assumption that participants elect those benefit options in that proportion. For the AEP Supplemental Benefit Plan and the CSW Executive Retirement Plan, the present value of the accrued benefits is weighted based on 100 percent lump sum.

(2)
Under a letter agreement negotiated pursuant to his hire in 1998, AEP credits Mr. Powers with 17 years of service in addition to his actual years of service with AEP to offset pension benefits that he would have been able to earn from his prior employer due to his length of service at that company. The additional years of service credit have augmented the present value of his accumulated benefits under the AEP Supplemental Benefit Plan by $2,308,901. The benefits enhanced under this letter agreement were frozen as of December 31, 2010 (see Final Average Pay Formula below).

Overview.    AEP maintains tax-qualified and nonqualified defined benefit pension plans for eligible employees. The nonqualified plans provide (i) benefits that cannot be paid under the tax-qualified plan because of maximum limitations imposed on such plans by the Internal Revenue Code and (ii) benefits pursuant to an individual agreement with one of the named executive officers (Mr. Powers). The plans are designed to provide a retirement income to executives and their spouses, as well as a market competitive benefit opportunity as part of a market competitive total rewards package.

AEP Retirement Plan.    The AEP Retirement Plan is a tax-qualified defined benefit pension plan under which benefits are generally determined by reference to a cash balance formula. The AEP Retirement Plan also encompasses the Central and South West Corporation Cash Balance Retirement Plan (the “CSW Retirement Plan”), which was merged into the AEP Retirement Plan effective December 31, 2008. As of December 31, 2016, each of the named executive officers was vested in their AEP Retirement Plan benefit.

In addition, employees who have continuously participated in the AEP Retirement Plan (but not the CSW Retirement Plan) since December 31, 2000 (“Grandfathered AEP Participants,” which includes Mr. Tierney and Mr. Powers) remain eligible for an alternate pension benefit calculated by reference to a final average pay formula. The benefits under this final average pay formula were frozen as of December 31, 2010.

Cash Balance Formula.    Under the cash balance formula, each participant has an account established to which dollar credits are allocated each year.

1.
Company Credits.    Each year, participants’ accounts are credited with an amount equal to a percentage of their salary for that year and annual incentive award for the prior year. The applicable percentage is based on the participant’s age and years of service. The following table shows the applicable percentage:

Sum of Age Plus Years of Service	Applicable Percentage
Less than 30	3.0%
30-39	3.5%
40-49	4.5%
50-59	5.5%
60-69	7.0%
70 or more	8.5%

Each year, the IRS calculates a limit on the amount of eligible pay that can be used to calculate pension benefits in a qualified plan. For 2016, the limit was $265,000.

2.
Interest Credits.    All amounts in the cash balance accounts earn interest at the average interest rate on 30-year Treasury securities for the month of November of the prior year, with a floor of 4 percent. For 2016, the interest rate was 4 percent.

Final Average Pay Formula.    Grandfathered AEP Participants receive their benefits under the cash balance formula or the final average pay formula, whichever provides the higher benefit. On December 31, 2010, the final average pay benefit payable at the Grandfathered AEP Participant’s normal retirement age was frozen, meaning that their final average pay formula benefit is not affected by the participant’s service or compensation subsequent to this date. This frozen final average pay normal retirement benefit is based on the following calculation as of December 31, 2010: the participant’s then years of service times the sum of (i) 1.1 percent of the participant’s then high 36 consecutive months of base pay (“High 36”); plus (ii) 0.5 percent of the amount by which the participant’s then High 36 exceeded the participant’s applicable average Social Security covered compensation.

Grandfathered AEP Participants may become entitled to a subsidized early retirement benefit under the final average pay formula if they remain employed with AEP through age 55 with at least three years of service. The early retirement benefit payable under the final average pay formula is the unreduced normal retirement age benefit if it commences at age 62 or later. The early retirement benefit is reduced by 3 percent for each year prior to age 62 that the benefits are commenced. Mr. Powers is eligible for an unreduced early retirement benefit.

AEP Supplemental Benefit Plan.    The AEP Supplemental Benefit Plan is a nonqualified defined benefit pension plan. It generally provides eligible participants with benefits that are in excess of those provided under the AEP Retirement Plan (without regard to the provisions now included as the result of the merger of the CSW Retirement Plan into the AEP Retirement Plan) as determined upon the participant’s termination of employment. These excess benefits are calculated under the terms of the AEP Retirement Plan described above with the following modifications: (i) additional years of service or benefit credits are taken into account; (ii) annual incentive pay was taken into account for purposes of the frozen final average pay formula; and (iii) the limitations imposed by the Internal Revenue Code on annual compensation and annual benefits are disregarded. However, eligible pay taken into account under the cash balance formula is limited to the greater of $1 million or two times the participant’s year-end base salary.

Mr. Powers negotiated 17 additional years of service under the AEP Supplemental Benefit Plan when he joined AEP in 1997 to offset pension benefits that he would have been able to earn from his prior employer due to his length of service at that company.

Participants do not become vested in their AEP Supplemental Plan benefit until they become vested in their AEP Retirement Plan benefit or upon a change in control. As of December 31, 2016, each of the named executive officers was fully vested in their AEP Supplemental Benefit Plan benefit.

CSW Executive Retirement Plan.    The CSW Executive Retirement Plan is a nonqualified defined benefit pension plan. It generally provides eligible participants with benefits that are in excess of those provided under the terms of the former CSW Retirement Plan (which was merged into the AEP Retirement Plan) as determined upon the participant’s termination of employment. The excess benefits are calculated without regard to the limitations imposed by the Internal Revenue Code on annual compensation and annual benefits. As of December 31, 2016, Mr. Akins was fully vested in his CSW Executive Retirement Plan benefit.

Nonqualified Deferred Compensation for 2016

The following table provides information regarding contributions, earnings and balances for our named executive officers under AEP’s three non-qualified deferred compensation plans which are each further described below.

Name	Plan Name(1)	Executive Contributions in Last FY(2) ($)	Registrant Contributions in Last FY(3) ($)	Aggregate Earnings in Last FY(4) ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE(5) ($)
Nicholas K. Akins	SRSP	104,100	78,075	46,755	-	1,599,366
	ICDP	-	-	11,906	-	326,005
	SORP	-	-	753,815	-	6,569,464
Brian X. Tierney	SRSP	156,226	70,302	237,843	-	3,441,925
	SORP	-	-	134,642	-	1,173,398
Robert P. Powers	SRSP	91,830	68,873	277,992	-	3,825,841
	ICDP	-	-	65,611	-	976,618
	SORP	-	-	378,673	-	3,300,123
David M. Feinberg	SRSP	68,831	51,623	12,614	-	466,395
	SORP	9,418	-	224,737	-	1,958,577
Lisa M. Barton	SRSP	57,028	42,771	11,798	-	432,741
	ICDP	-	-	447	-	27,648
	SORP	502,170	-	170,377	-	1,484,825

(1)
“SRSP” is the American Electric Power System Supplemental Retirement Savings Plan, “ICDP” is the American Electric Power System Incentive Compensation Deferral Plan, and “SORP” is the American Electric Power System Stock Ownership Requirement Plan.

(2)
The amounts set forth under “Executive Contributions in Last FY” for the SRSP are reported in the Summary Compensation Table as either (i) Salary for 2016 or (ii) the Non-Equity Incentive Plan Compensation for 2015. The amount set forth under “Executive Contributions in Last FY” for the SORP for Mr. Feinberg was reported in the Summary Compensation Table in the Stock Awards column for 2013.

(3)	The amounts set forth under “Registrant Contributions in Last FY” for the SRSP are reported in the All Other Compensation column of the Summary Compensation Table.

(4)
No amounts set forth under “Aggregate Earnings in Last FY” have been reported in the Summary Compensation Table as there were no above market or preferential earnings credited to any named executive officer’s account in any of the plans.

(5)
The amounts set forth in the “Aggregate Balance at Last FYE” column for the SRSP include the SRSP amounts reported in the “Executive Contributions in Last FY” and “Registrant Contributions in Last FY” columns. In addition, the “Aggregate Balance at Last FYE” for the SRSP includes the following amounts previously reported in the Summary Compensation Table for prior years: $813,631 for Mr. Akins, $941,978 for Mr. Tierney, $952,146 for Mr. Powers and $314,546 for Mr. Feinberg. The amounts set forth in the “Aggregate Balance at Last FYE” for the SORP include the SORP amounts reported in the “Executive Contributions in Last FY.” In addition, the “Aggregate Balance at Last FYE” for the SORP includes the following amounts previously reported in the Summary Compensation Table for prior years: $2,670,419 for Mr. Akins, $5,297 for Mr. Tierney, $4,980 for Mr. Powers and $1,607,646 for Mr. Feinberg.

Overview.    AEP maintains non-qualified deferred compensation plans that allow eligible employees, including the named executive officers, to defer receipt of a portion of their base salary, annual incentive compensation and performance unit awards. The plans are unfunded. Participants have an unsecured contractual commitment from AEP to pay the amounts due under the plans from the general assets of AEP. AEP maintains the following non-qualified deferred compensation plans for eligible employees:

•	The American Electric Power System Supplemental Retirement Savings Plan;

•	The American Electric Power System Incentive Compensation Deferral Plan; and

•	The American Electric Power System Stock Ownership Requirement Plan.

Supplemental Retirement Savings Plan.    This plan allows eligible participants to save on a pre-tax basis and to continue to receive AEP matching contributions beyond the limits imposed by the Internal Revenue Code on qualified plans of this type.

•
Participants can defer up to 50 percent of their base salary and annual incentive award in excess of the IRS’ eligible compensation limit for qualified plans, which was $265,000 for 2016, up to $2,000,000.

•
AEP matches 100 percent of the participant’s contributions up to 1 percent of eligible compensation and 70 percent of the participant’s contributions from the next 5 percent of eligible compensation (for a total AEP match of up to 4.5% of eligible compensation).

•
Participants may not withdraw any amount credited to their account until their termination of employment with AEP. Participants may elect a distribution of their account as a lump-sum or annual installment payments over a period of up to 10 years. Participants may delay the commencement of distributions for up to five years from the date of their termination of employment.

•
Participants may direct the investment of their plan account among the core investment options that are available to all employees in AEP’s qualified Retirement Savings Plan and one additional option that provides interest at a rate set each December at 120 percent of the applicable federal long-term rate with monthly compounding. There were no above-market or preferential earnings with respect to the Supplemental Retirement Savings Plan.

Incentive Compensation Deferral Plan.    This plan allows eligible employees to defer payment of up to 80 percent of vested performance units.

•	AEP does not offer any matching contributions.

•
Participants may direct the investment of their plan accounts among the core investment options that are available to all employees in AEP’s qualified Retirement Savings Plan. There were no above-market or preferential earnings with respect to the Incentive Compensation Deferral Plan in 2016.

•
Generally, participants may not withdraw any amount credited to their account until their termination of employment with AEP. However, participants may make one withdrawal of amounts attributable to their pre-2005 contributions prior to termination of employment. The withdrawal amount would be subject to a 10 percent withdrawal penalty. Participants may elect among the same payment options for the distributions of their account value as described above for the Supplemental Retirement Savings Plan.

Stock Ownership Requirement Plan.    This plan assists executives in achieving their minimum stock ownership requirements. It does this primarily by tracking the executive’s AEP Career Shares. AEP Career Shares are a form of deferred compensation, which are unfunded and unsecured general obligations of AEP. The rate of return on AEP Career Shares is equivalent to the total return on AEP stock with dividends reinvested. Participants may not withdraw any amount credited to their account until their termination of employment with AEP. Participants may elect among the same payment options for the distribution of the value of their AEP Career Shares as described above for the Supplemental Retirement Savings Plan.

Potential Payments Upon Termination of Employment or Change in Control

AEP has entered into agreements and maintains plans that will require AEP to provide compensation to the named executive officers in the event of a termination of their employment or a change in control of AEP. Actual payments will depend on the circumstances and timing of any termination of employment or change of control. In addition, in connection with any actual termination or change in control transaction, we may enter into agreements or establish arrangements that provide additional or alternative benefits or amounts from those described below. The agreements and plans summarized below are complex legal documents with terms and conditions having precise meanings, which are designed to address many possible but currently hypothetical situations.

Severance.    AEP currently provides full-time employees, including the named executive officers, with severance benefits if their employment is terminated as the direct result of a restructuring or downsizing (“Severance-Eligible Employees”) and the employee releases AEP from any and all claims. These severance benefits include:

•	A lump sum severance payment equal to two weeks of base pay for each year of AEP service, with a minimum of 8 weeks for employees with at least one year of AEP service;

•
Continued eligibility for medical and dental benefits at the active employee rates for eighteen months or until the participant becomes eligible for coverage from another employer, whichever occurs first;

•
For employees who are at least age 50 with 10 years of AEP service and who do not qualify for AEP’s retiree medical benefits or who will be bridged to such retiree benefit eligibility (described below), AEP also provides medical and dental benefit eligibility at rates equivalent to those provided to retirees until age 65 or until the participant becomes eligible for coverage from another employer, whichever occurs first; and

•	Outplacement services, the incremental cost of which may be up to $28,000 for executive officers.

Severance-Eligible Employees who have enough weeks of severance (up to one year) and vacation to cover a period that would allow them to become eligible for retiree medical benefits, which is available to those employees who are at least age 55 with at least 10 years of service (“Retirement-Eligible Employees”) are retained as employees on a paid leave of absence until they become retirement eligible. This benefit applies in lieu of severance and unused vacation payments that these employees would otherwise receive. AEP pays any remaining severance and vacation pay at the time of their retirement. This delay of an employee’s termination date does not apply to the plans providing nonqualified deferred compensation, which define a participant’s termination date by reference to Internal Revenue Code Section 409A.

A Severance-Eligible executive’s termination entitles that executive to a pro-rata portion of any outstanding unvested performance units that the executive has held for at least six months and to the payment of a pro-rata portion of any RSUs to the extent not already vested and paid. The pro-rated performance units will not become payable until the end of the performance period and remain subject to all performance objectives.

Severance-Eligible executives may continue financial counseling and tax preparation services for one year following their termination up to a maximum annual incremental cost to AEP for 2016 of $13,390 plus related incidental expenses of the advisor.

AEP also has an Executive Severance Plan (Executive Severance Plan) that provides severance benefits to selected officers of AEP, including the named executive officers, subject to the executive’s agreement to comply with the provisions of the plan, including confidentiality, non-solicitation, cooperation and non-disparagement provisions during their employment and following termination. Executives remain eligible for benefits under the general severance plan described above; however, any benefits provided under the Executive Severance Plan will be reduced by any amounts provided under the general severance plan. Benefits under the Executive Severance Plan would be triggered by a resignation for “good reason” or an involuntary termination by AEP without “cause” (each as defined below).

The term “cause” with respect to the Executive Severance Plan means:

(i)	Failure or refusal to perform a substantial part of the executive’s assigned duties and responsibilities following notice and a reasonable opportunity to cure (if such failure is capable of cure);

(ii)
Commission of an act of willful misconduct, fraud, embezzlement or dishonesty either in connection with the executive’s duties to AEP or which otherwise is injurious to the best interest or reputation of AEP;

(iii)	Repeated failure to follow specific lawful directions of the Board or any officer to whom the executive reports;

(iv)	A violation of any of the material terms and conditions of any written agreement or agreements the executive may from time to time have with AEP;

(v)	A material violation of any of the rules of conduct of behavior of AEP;

(vi)
Conviction of, or plea of guilty or nolo contendere to, (A) a felony, (B) a misdemeanor involving an act of moral turpitude, or (C) a misdemeanor committed in connection with the executive’s employment with AEP which is injurious to the best interest or reputation of AEP; or

(vii)
Violation of any applicable confidentiality, non-solicitation, or non-disparagement covenants or obligations relating to AEP (including the provisions to which the executive agreed when enrolling in the plan).

An executive’s termination of employment that is covered by his or her change in control agreement (described in the next section) or due to mandatory retirement, disability or death would not be considered an involuntary termination that may trigger the payment of benefits under the Executive Severance Plan.

An executive would have “good reason” for resignation under the Executive Severance Plan if there is any reduction in the executive’s then current annual base salary without the executive’s consent; provided, however, that a uniform percentage reduction of 10% or less in the annual base salary of all executives participating in the Executive Severance Plan who are similarly situated would not be considered good reason for resignation. Also, AEP must be given 10 days following receipt of written notice from the executive to restore the executive’s base salary before his or resignation may trigger plan benefits.

If benefits under the Executive Severance Plan are triggered, the affected named executive officers would receive two times their base salary and target annual incentive payable over two years. In addition, a pro-rated portion of their outstanding unvested performance units and RSUs would vest. The pro-rated performance units will not become payable until the end of the performance period and remain subject to all performance objectives. Any severance benefits payable under the Executive Severance Plan and prorated vesting of RSUs are conditioned on the execution of an agreement by the executive officer releasing claims against AEP and committing to a non-competition obligation.

Change In Control.    AEP defines “change in control” under its change in control agreements and Long-Term Incentive Plan as:

•	The acquisition by any person of the beneficial ownership of securities representing more than one-third of AEP’s voting stock;

•
A merger or consolidation of AEP with another corporation unless AEP’s voting securities outstanding immediately before such merger or consolidation continue to represent at least two-thirds of the total voting power of the surviving entity outstanding immediately after such merger or consolidation; or

•	Approval by the shareholders of the liquidation of AEP or the disposition of all or substantially all of the assets of AEP.

AEP has a change in control agreement with each of the named executive officers that is triggered if there is a Qualifying Termination of the named executive officer’s employment. A “Qualifying Termination” for this purpose generally occurs when the executive’s employment is terminated in connection with that change in control (i) by AEP without “cause” or (ii) by the named executive officer for “good reason”, each as defined below. Such termination must be no later than two years after the change in control. These agreements provide for:

•
A lump sum payment equal to 2.99 times the named executive officer’s annual base salary plus target annual incentive compensation award under the annual incentive program as in effect at the time of termination; and

•	Outplacement services.

The term “cause” with respect to AEP’s change in control agreements means:

(i)	The willful and continued failure of the executive to perform the executive’s duties after a written demand for performance is delivered to the executive by the Board; or

(ii)	The willful conduct or omission by the executive, which the Board determines to be illegal; gross misconduct that is injurious to AEP; or a breach of the executive’s fiduciary duty to AEP.

The term “good reason” with respect to AEP’s change in control agreements means:

(i)	An adverse change in the executive’s status, duties or responsibilities from that in effect immediately prior to the change in control;

(ii)	AEP’s failure to pay in a timely fashion the salary or benefits to which the executive is entitled under any employment agreement in effect on the date of the change in control;

(iii)	The reduction of the executive’s salary as in effect on the date of the change in control;

(iv)	Any action taken by AEP that would substantially diminish the aggregate projected value of the executive’s awards or benefits under AEP’s benefit plans or policies;

(v)	A failure by AEP to obtain from any successor the assent to the change in control agreement; or

(vi)
The relocation, without the executive’s prior approval, of the office at which the executive is to perform services to a location that is more than fifty (50) miles from its location immediately prior to the change in control.

AEP must be given notice and an opportunity to cure any of these circumstances before they would be considered to be “good reason.”

All awards under the Long-Term Incentive Plan will vest upon a “Qualifying Termination”, which may occur coincident with or within one year after a change in control. The term “Qualifying Termination” with respect to long-term incentive awards generally is the same as that described for the change in control agreements, except that an executive’s mandatory retirement at age 65 is explicitly excluded, and “Cause” is defined more broadly to encompass:

(i)	Failure or refusal to perform assigned duties and responsibilities in a competent or satisfactory manner;

(ii)	Commission of an act of dishonesty, including, but not limited to, misappropriation of funds or any property of AEP;

(iii)	Engagement in activities or conduct injurious to the best interest or reputation of AEP;

(iv)	Insubordination;

(v)	Violation of any material term or condition of any written agreement with AEP;

(vi)	Violation of any of AEP’s rules of conduct of behavior;

(vii)
Commission of a felony, a misdemeanor involving an act of moral turpitude, or a misdemeanor committed in connection with employment at AEP which is injurious to the best interest or reputation of AEP; or

(viii)	Disclosure, dissemination, or misappropriation of confidential, proprietary, and/or trade secret information.

In addition, performance units would be deemed to have been fully earned at 100 percent of the target score upon a “Qualifying Termination” following a change in control. The value of each vested performance unit following a “Qualifying Termination” would be (1) the closing price of a share of AEP common stock on the date of the Qualifying Termination or (2) if the date of the Qualifying Termination is coincident with the change in control and if the change in control is the result of a tender offer, merger, or sale of all or substantially all of the assets of AEP, the price paid per share of common stock in that transaction.

The AEP Supplemental Benefit Plan also provides that all accrued supplemental retirement benefits to the extent then unvested become fully vested upon a change in control.

Termination Scenarios

The following tables show the incremental compensation and benefits that would have been paid to each named executive officer who was employed by AEP on December 31, 2016 assuming the hypothetical circumstances cited in each column occurred on December 31, 2016 and calculated in accordance with the methodology required by the SEC. In connection with any actual termination or change in control, AEP may enter into agreements or establish arrangements that provide additional benefits or amounts, or may alter the terms of benefits described below.

With respect to annual incentive compensation for the completed year, the initial calculated annual incentive opportunity is shown, before any individual discretionary adjustment, which varies from the actual value paid and reported in the Summary Compensation Table.

The values shown in the change in control column are triggered only if the named executive officer’s employment is terminated under the circumstances (described above under Change In Control) that trigger the payment or provision of each of the types of compensation and benefits shown.

No information is provided for terminations due to disability because it is not generally AEP’s practice to terminate the employment of any employee so long as they remain eligible for AEP’s long-term disability benefits. AEP successively provides sick pay and then long-term disability benefits for up to two years to employees with a disability that prevents them from returning to their job. Such disability benefits continue for employees that cannot perform any occupation for which they are reasonably qualified generally until the employee reaches age 65. Because disabled participants remain employed by AEP, they continue to vest in long-term incentive awards while they are disabled. AEP treats a participant’s disability as a termination to the extent required by the regulations issued under Internal Revenue Code Section 409A, but such terminations only trigger the payment of benefits that had previously vested. Employment may be terminated due to disability under a separate definition of employment termination that applies to restricted stock unit awards and compensation and benefit programs that may be considered non-qualified deferred compensation under Section 409A of the Internal Revenue Code. However restricted stock unit awards allow participants terminated due to disability to continue to vest as if their employment had continued so long as they remain continuously disabled.

Potential Incremental Compensation and Benefits
That Would Have Been Provided as the Result of Employment Termination
as of December 31, 2016
For Nicholas K. Akins

Executive Benefits and Payments Upon Termination	Resignation or Retirement	Severance	Involuntary Termination for Cause	Change In Control	Death
Compensation:
Base Salary ($1,320,000)	$ 0	$2,640,000	$0	$3,946,800	$ 0
Annual Incentive for Completed Year(1)	$2,809,930	$2,809,930	$0	$2,809,930	$2,809,930
Other Payment for Annual Incentives(2)	$ 0	$3,300,000	$0	$4,933,500	$ 0
Long-Term Incentives:(3)
2015-2017 Performance Units(4)	$3,589,266	$3,589,266	$0	$5,383,898	$3,589,266
2016-2018 Performance Units(4)	$1,746,112	$1,746,112	$0	$5,238,335	$1,746,112
2014 Restricted Stock Units	$ 0	$ 695,680	$0	$1,025,870	$1,025,870
2015 Restricted Stock Units	$ 0	$ 610,652	$0	$1,538,239	$1,538,239
2016 Restricted Stock Units	$ 0	$ 523,840	$0	$1,746,133	$1,746,133
Benefits:
Financial Counseling	$ 0	$ 13,390	$0	$ 13,390	$ 13,390
Outplacement Services(5)	$ 0	$ 28,000	$0	$ 28,000	$ 0
Total Incremental Compensation and Benefits	$8,145,308	$15,956,870	$0	$26,664,095	$12,468,940

Notes for the Potential Incremental Termination Scenario tables are provided collectively following the last such table.

Potential Incremental Compensation and Benefits
That Would Have Been Provided as the Result of Employment Termination
as of December 31, 2016
For Brian X. Tierney

Executive Benefits and Payments Upon Termination	Resignation or Retirement	Severance	Involuntary Termination for Cause	Change In Control	Death
Compensation:
Base Salary ($728,000)	$ 0	$1,456,000	$0	$2,176,720	$ 0
Annual Incentive for Completed Year(1)	$991,979	$ 991,979	$0	$ 991,979	$ 991,979
Other Payment for Annual Incentives(2)	$ 0	$1,164,800	$0	$1,741,376	$ 0
Long-Term Incentives:(3)
2015-2017 Performance Units(4)	$ 0	$1,018,693	$0	$1,582,039	$1,018,693
2016-2018 Performance Units(4)	$ 0	$ 492,389	$0	$1,477,168	$ 492,389
2014 Restricted Stock Units	$ 0	$ 194,755	$0	$ 287,224	$ 287,224
2015 Restricted Stock Units	$ 0	$ 173,314	$0	$ 436,628	$ 436,628
2016 Restricted Stock Units	$ 0	$ 147,723	$0	$ 492,410	$ 492,410
Benefits:
Financial Counseling	$ 0	$ 13,390	$0	$ 13,390	$ 13,390
Outplacement Services(5)	$ 0	$ 28,000	$0	$ 28,000	$ 0
Total Incremental Compensation and Benefits	$991,979	$5,681,043	$0	$9,172,394	$3,732,713

Notes for the Potential Incremental Termination Scenario tables are provided collectively following the last such table.

Potential Incremental Compensation and Benefits
That Would Have Been Provided as the Result of Employment Termination
as of December 31, 2016
For Robert P. Powers

Executive Benefits and Payments Upon Termination	Resignation or Retirement	Severance	Involuntary Termination for Cause	Change-In- Control	Death
Compensation:
Base Salary ($721,000)	$ 0	$1,442,000	$0	$2,155,790	$ 0
Annual Incentive for Completed Year(1)	$ 982,761	$ 982,761	$0	$ 982,761	$ 982,761
Other Payment for Annual Incentives(2)	$ 0	$1,153,600	$0	$1,724,632	$ 0
Long-Term Incentives:(3)
2015-2017 Performance Units(4)	$1,008,409	$1,008,409	$0	$1,512,614	$1,008,409
2016-2018 Performance Units(4)	$492,389	$ 492,389	$0	$1,477,168	$ 492,389
2014 Restricted Stock Units	$ 0	$ 194,755	$0	$ 287,224	$ 287,224
2015 Restricted Stock Units	$ 0	$ 171,566	$0	$ 432,220	$ 432,220
2016 Restricted Stock Units	$ 0	$ 147,723	$0	$ 492,410	$ 492,410
Benefits:
Financial Counseling	$ 0	$ 13,390	$0	$ 13,390	$ 13,390
Outplacement Services(5)	$ 0	$ 28,000	$0	$ 28,000	$ 0
Total Incremental Compensation and Benefits	$2,483,559	$5,634,593	$0	$9,106,209	$3,708,803

Notes for the Potential Incremental Termination Scenario tables are provided collectively following the last such table.

Potential Incremental Compensation and Benefits
That Would Have Been Provided as the Result of Employment Termination
as of December 31, 2016
For David M. Feinberg

Executive Benefits and Payments Upon Termination	Resignation or Retirement	Severance	Involuntary Termination for Cause	Change In Control	Death
Compensation:
Base Salary ($613,000)	$ 0	$1,226,000	$0	$1,832,870	$ 0
Annual Incentive for Completed Year(1)	$730,631	$ 730,631	$0	$ 730,361	$ 730,361
Other Payment for Annual Incentives(2)	$ 0	$ 858,200	$0	$1,283,009	$ 0
Long-Term Incentives:(3)
2015-2017 Performance Units(4)	$ 0	$ 533,229	$0	$ 799,844	$ 533,229
2016-2018 Performance Units(4)	$ 0	$ 292,806	$0	$ 878,418	$ 292,806
2014 Restricted Stock Units	$ 0	$ 99,637	$0	$ 146,949	$ 146,949
2015 Restricted Stock Units	$ 0	$ 90,725	$0	$ 228,608	$ 228,608
2016 Restricted Stock Units	$ 0	$ 87,848		$ 292,827	$ 292,827
Benefits:
Financial Counseling	$ 0	$ 13,390	$0	$ 13,390	$ 13,390
Outplacement Services(5)	$ 0	$ 28,000	$0	$ 28,000	$ 0
Total Incremental Compensation and Benefits	$730,631	$3,960,466	$0	$6,234,546	$2,238,440

Notes for the Potential Incremental Termination Scenario tables are provided collectively following the last such table.

Potential Incremental Compensation and Benefits
That Would Have Been Provided as the Result of Employment Termination
as of December 31, 2016
For Lisa M. Barton

Executive Benefits and Payments Upon Termination	Resignation or Retirement	Severance	Involuntary Termination for Cause	Change-In- Control	Death
Compensation:
Base Salary ($530,000)	$ 0	$1,060,000	$0	$1,584,700	$ 0
Annual Incentive for Completed Year(1)	$631,926	$ 631,926	$0	$ 631,926	$ 631,926
Other Payment for Annual Incentives(2)	$ 0	$ 742,000	$0	$1,109,290	$ 0
Long-Term Incentives:(3)
2015-2017 Performance Units(4)	$ 0	$ 533,229	$0	$ 799,844	$ 533,229
2016-2018 Performance Units(4)	$ 0	$ 260,633	$0	$ 781,900	$ 260,633
2014 Restricted Stock Units	$ 0	$ 83,338	$0	$ 122,898	$ 122,898
2015 Restricted Stock Units		$ 90,725		$ 228,608	$ 228,608
2016 Restricted Stock Units	$ 0	$ 78,177	$0	$ 260,591	$ 260,591
Benefits:
Financial Counseling	$ 0	$ 13,390	$0	$ 13,390	$ 13,390
Outplacement Services(5)	$ 0	$ 28,000	$0	$ 28,000	$ 0
Total Incremental Compensation and Benefits	$631,926	$3,521,418	$0	$5,561,147	$2,051,275

(1)
Executive officers and all other employees are eligible for an annual incentive award based on their earnings for the year if they remain employed with AEP through year-end, if they die or if they incur a retirement-eligible termination. The amount shown is the calculated annual incentive opportunity, but annual incentives for executive officers are awarded at the discretion of the HR Committee or independent members of the Board pursuant to the award determination process described in the Compensation Discussion and Analysis.

(2)
The amount shown in the Severance column is two times the target annual incentive opportunity for each of the named executive officers. The amount shown in the Change-In-Control column is 2.99 times the target annual incentive opportunity for each of the named executive officers.

(3)
The long-term incentive values shown represent the values that would be paid under such circumstances shown in each column based on the closing price of AEP common stock on December 31, 2016, which is the methodology required by the SEC. These amounts differ from the values calculated in accordance with FASB ASC Topic 718. These amounts also differ from the amounts that would actually be paid under such circumstances, which would be based on the 20-day average closing market price of AEP common stock as of the end of the performance period for performance units and as of the termination date for Restricted Stock Units.

(4)
The target value of performance unit awards are shown. The actual value paid in the event of resignation or retirement, severance or death, if any, will depend on the actual performance score for the full performance period. Any payments for awards under those circumstances are not paid until the end of the three year performance period. In the event of a qualifying termination in connection with a change in control, awards would be paid at a target performance score as soon as administratively practical after the change in control.

(5)	Represents the maximum cost of AEP-paid outplacement services, which AEP provides through an unaffiliated third party vendor.

The following table shows the value of previously earned and vested compensation and benefits as of December 31, 2016, that would have been provided to each named executive officer following a termination of his or her employment on December 31, 2016. These amounts were generally earned or vested over multiple years of service to AEP.

Non-Incremental Post-Termination Compensation and Benefits on December 31, 2016

Name	Long-Term Incentives		Benefits
	Vested Performance Units (1)	AEP Career Shares (2)	Vacation Payout (3)	Post Retirement Benefits (4)	Deferred Compensation (5)
Nicholas K. Akins	$11,769,805	$6,686,289	$76,154	$1,928,163	$1,925,371
Brian X. Tierney	$ 3,294,949	$1,194,288	$26,642	$1,270,763	$3,441,925
Robert P. Powers	$ 3,294,949	$3,358,790	$13,750	$4,779,432	$4,802,459
David M. Feinberg	$ 1,685,754	$1,993,377	$42,144	$ 288,832	$ 466,395
Lisa M. Barton	$ 1,409,863	$1,511,229	$15,798	$ 357,706	$ 460,389

(1)
Represents the value of performance units that vested on December 31, 2016 calculated using the market value of these shares on December 31, 2016. However, the actual value realized or deferred from these performance units was based on the 20-day average closing market price of AEP common stock on the vesting date.

(2)
Represents the value of AEP share equivalents deferred mandatorily into the AEP Stock Ownership Requirement Plan calculated using the market value of these shares on December 31, 2016. However, the actual value that would have been realized from these AEP share equivalents would have been based on the 20-day average closing market price of AEP common stock at the end of the month of employment termination.

(3)	Represents accumulated but unused vacation.

(4)
Represents the lump sum benefit calculated for the named executive officer pursuant to the terms of the AEP Retirement Plan, the AEP Supplemental Benefit Plan and the CSW Executive Retirement Plan, as applicable.

(5)
Includes balances from the Supplemental Retirement Savings Plan and the Incentive Compensation Deferral Plans, but does not include AEP Career Share balances, which are listed separately in column (2).

TRANSACTIONS WITH RELATED PERSONS
The American Electric Power Company, Inc. Related Person Transaction Approval Policy was adopted by AEP’s Board in December 2006. The written Policy is administered by AEP’s Board of Directors’ Committee on Directors and Corporate Governance (“Corporate Governance Committee”).

The Policy defines a “Transaction with a Related Person” as any transaction or series of transactions in which (i) the Company or a subsidiary is a participant, (ii) the aggregate amount involved exceeds $120,000 and (iii) any “Related Person” has a direct or indirect material interest. A “Related Person” is any director or executive officer of AEP and any immediate family member of any such person.

The Corporate Governance Committee considers all of the relevant facts and circumstances in determining whether or not to approve a Transaction with a Related Person and approves only those transactions that it believes are in the best interests of the Company and its shareholders. The Corporate Governance Committee considers various factors, including, among other things: the nature of the Related Person’s interest in the transaction; whether the transaction involves arm’s-length bids or market prices and terms; the materiality of the transaction to each party; the availability of the product or services through other sources; whether the transaction would impair the judgment of a director or executive officer to act in the best interest of the Company; the acceptability of the transaction to the Company’s regulators; and in the case of a non-employee director, whether the transaction would impair his or her independence or status as an “outside” or “non-employee” director.

If Company management determines it is impractical or undesirable to wait until a meeting of the Corporate Governance Committee to consummate a Transaction with a Related Person, the Chair of the Corporate Governance Committee may review and approve the Transaction with a Related Person. Any such approval is reported to the Corporate Governance Committee at or before its next regularly scheduled meeting.

No approval or ratification of a Transaction with a Related Person supersedes the requirements of AEP’s Principles of Business Conduct applicable to any executive officer. To the extent applicable, any Transaction with a Related Person is also considered in light of the requirements set forth in those documents.

Since January 1, 2017, there have been no transactions, and there are no currently proposed transactions, involving an amount exceeding $120,000 in which AEP was or is expected to be a participant and in which any Related Person had a direct or indirect material interest.

None of the managers of the Company are independent.

THE EXCHANGE OFFERS
Purpose and Effect of the Exchange Offers
The Outstanding Notes were issued on November 21, 2016 and sold to the initial purchasers pursuant to a purchase agreement in transactions not requiring registration under the Securities Act. The initial purchasers subsequently sold the Outstanding Notes to qualified institutional buyers (as defined in Rule 144A under the Securities Act) in reliance on Rule 144A, and to persons in offshore transactions in reliance on Regulation S under the Securities Act.
We entered into a registration rights agreement with representatives of the initial purchasers of the Outstanding Notes in which we agreed, under certain circumstances, to file a registration statement relating to offers to exchange the Outstanding Notes for Exchange Notes and to use commercially reasonable efforts to cause such registration statement to be declared effective under the Securities Act no later than 270 days after the original issue date of the Outstanding Notes and to pay additional interest as described below if we do not consummate the Exchange Offers within 315 days after the issue date of the Outstanding Notes. The Exchange Notes will have terms identical in all material respects to the Outstanding Notes of the related series, except that the Exchange Notes will not contain certain terms with respect to transfer restrictions, registration rights and additional interest for failure to observe certain obligations in the registration rights agreement.
Under the circumstances set forth below, we will use commercially reasonable efforts to cause the SEC to declare effective a shelf registration statement with respect to the resale of the Outstanding Notes within the time periods specified in the registration rights agreement and keep the statement effective for one year from the original issue date of the Outstanding Notes, or such shorter period as described in the registration rights agreement. These circumstances include:

•	if a change in law or in applicable interpretations of the staff of the SEC does not permit us to effect a registered exchange offer;

•	if a registered exchange offer is not consummated within 315 days after the date of issuance of the Outstanding Notes;

•
if any initial purchaser of the Outstanding Notes so requests with respect to Notes not eligible to be exchanged for Exchange Notes in the Exchange Offer and held by it following consummation of the Exchange Offer; or

•
if any holder (other than a holder that is a broker-dealer electing to exchange Outstanding Notes acquired for its own account as a result of market making activities or other trading activities) notifies us during the 20 business days following consummation of an Exchange Offer that it was not eligible to participate in such Exchange Offer or any holder (other than a holder that is a broker-dealer electing to exchange Outstanding Notes acquired for its own account as a result of market making activities or other trading activities) who participates in an Exchange Offer does not receive freely tradeable Exchange Notes in such Exchange Offer.

Except for certain circumstances specified in the registration rights agreement, we will pay additional interest if:

•
neither a registration statement relating to offers to exchange the Outstanding Notes for Exchange Notes nor a shelf registration statement with respect to the resale of the Outstanding Notes (if required) is filed by us within the applicable time periods specified above;

•	neither the Exchange Offer registration statement nor a shelf registration statement (if required) is declared effective by the SEC within the applicable time periods specified above;

•
the applicable Exchange Offer is not consummated within 315 days after the initial issuance of the Outstanding Notes (or if the 315th day is not a business day, by the first business day thereafter); or

•
after the Exchange Offer registration statement or the shelf registration statement, as the case may be, is declared effective, such Exchange Offer registration statement or shelf registration statement thereafter ceases to be effective or usable (subject to certain exceptions) in connection with resales of Exchange Notes or Outstanding Notes, as the case may be, as provided in and during the periods specified in the registration rights agreement.

We sometimes refer to an event referred to in the first through fourth bullet items above as a Registration Default.
Additional interest, if payable, will be payable on the Outstanding Notes at a rate of 0.25% per annum for the first 90 days from and including the date on which any Registration Default occurs, and such additional interest rate shall increase by an additional 0.25% per annum thereafter; provided, however, that the additional interest rate on the Outstanding Notes will not at any time exceed 0.50% per annum. Additional interest will cease to accrue on and after the date on which all Registration Defaults have been cured. Any such additional interest payable will be payable on interest payment dates in addition to interest payable from time to time on the Outstanding Notes and Exchange Notes.
If you wish to exchange your Outstanding Notes for Exchange Notes in any of the Exchange Offers, you will be required to make the following written representations:

•	you are not our affiliate within the meaning of Rule 405 of the Securities Act;

•
you have no arrangement or understanding with any person to participate in a distribution (within the meaning of the Securities Act) of the Exchange Notes in violation of the provisions of the Securities Act;

•	you are not engaged in, and do not intend to engage in, a distribution of the Exchange Notes; and you are acquiring the Exchange Notes in the ordinary course of your business.

Each broker-dealer that receives Exchange Notes for its own account in exchange for Outstanding Notes, where the broker-dealer acquired the Outstanding Notes as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes and that it did not purchase its Outstanding Notes from us or any of our affiliates. See “Plan of Distribution.”
Resale of Exchange Notes
We have not requested, and do not intend to request, an interpretation by the staff of the SEC as to whether the Exchange Notes issued pursuant to the Exchange Offers in exchange for the Outstanding Notes may be offered for sale, resold or otherwise transferred by any holder without compliance with the registration and prospectus delivery provisions of the Securities Act. Instead, based on interpretations by the SEC set forth in no-action letters issued to third parties, we believe that you may resell or otherwise transfer Exchange Notes issued in the Exchange Offers without complying with the registration and prospectus delivery provisions of the Securities Act if:

•	you are acquiring the Exchange Notes in the ordinary course of your business;

•	you have no arrangements or understanding with any person to participate in the distribution of the Exchange Notes within the meaning of the Securities Act;

•	you are not our “affiliate,” as defined in Rule 405 of the Securities Act; and

•	you are not engaged in, and do not intend to engage in, a distribution of the Exchange Notes.

If you are our affiliate, or are engaging in, or intend to engage in, or have any arrangement or understanding with any person to participate in, a distribution of the Exchange Notes, or are not acquiring the Exchange Notes in the ordinary course of your business:

•
you cannot rely on the position of the SEC set forth in Morgan Stanley & Co. Incorporated (available June 5, 1991) and Exxon Capital Holdings Corporation (available May 13, 1988), as interpreted in the SEC’s letter to Shearman & Sterling, (available July 2, 1993), or similar no-action letters; and

•
in the absence of an exception from the position stated immediately above, you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the Exchange Notes.

This prospectus may be used for an offer to resell or transfer the Exchange Notes only as specifically set forth in this prospectus. With regard to broker-dealers, only broker-dealers that acquired the Outstanding Notes as a result of market-making activities or other trading activities may participate in the Exchange Offers. Each broker-dealer that receives Exchange Notes for its own account in exchange for Outstanding Notes, where such Outstanding Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the Exchange Notes. Read “Plan of Distribution” for more details regarding the transfer of Exchange Notes.
Our belief that the Exchange Notes may be offered for resale without compliance with the registration or prospectus delivery provisions of the Securities Act is based on interpretations of the SEC for other exchange offers that the SEC expressed in some of its no-action letters to other issuers in exchange offers like ours. We have not sought a no-action letter in connection with the Exchange Offers, and we cannot guarantee that the SEC would make a similar decision about our Exchange Offers. If our belief is wrong, or if you cannot truthfully make the representations mentioned above, and you transfer any Exchange Note issued to you in the Exchange Offers without meeting the registration and prospectus delivery requirements of the Securities Act, or without an exemption from such requirements, you could incur liability under the Securities Act. We are not indemnifying you for any such liability.
Terms of the Exchange Offers
On the terms and subject to the conditions set forth in this prospectus and in the accompanying letters of transmittal, we will accept for exchange in the Exchange Offers any Outstanding Notes that are validly tendered and not validly withdrawn prior to the Expiration Date. Outstanding Notes may only be tendered in minimum denominations of $2,000 and integral multiples of $1,000 in excess of $2,000, and any untendered Outstanding Notes must also be in a minimum denomination of $2,000. We will issue Exchange Notes in principal amount identical to Outstanding Notes surrendered in the Exchange Offers.
The form and terms of the Exchange Notes will be identical in all material respects to the form and terms of the Outstanding Notes of the related series except the Exchange Notes will be registered under the Securities Act, will not bear legends restricting their transfer and will not provide for any payment of additional interest upon our failure to fulfill our obligations under the registration rights agreement to complete the Exchange Offers, or file, and cause to be effective, a shelf registration statement, if required thereby, within the specified time period. The Exchange Notes will evidence the same debt as the Outstanding Notes of the related series. The Exchange Notes will be issued under and entitled to the benefits of the Indenture. For a description of the Indenture, see “Description of the Exchange Notes.”
No interest will be paid in connection with the exchange. The Exchange Notes will bear interest from the last Interest Payment Date (as defined under “Description of the Exchange Notes-Maturity; Interest”) on the Outstanding Notes surrendered in the Exchange Offers. Accordingly, the holders of Outstanding Notes that are accepted for exchange will not receive accrued but unpaid interest on Outstanding Notes at the time of tender. Rather, that interest will be payable on the Exchange Notes delivered in exchange for the Outstanding Notes on the first Interest Payment Date after the Expiration Date (as defined below under “-Expiration Date, Extensions and Amendments”).

The Exchange Offers are not conditioned upon any minimum aggregate principal amount of Outstanding Notes being tendered for exchange.
As of the date of this prospectus, $300,000,000 aggregate principal amount of our 3.10% Senior Notes, Series D due 2026 and $400,000,000 aggregate principal amount of our 4.00% Senior Notes, Series E due 2046 are outstanding. This prospectus and the letters of transmittal are being sent to all registered holders of Outstanding Notes. There will be no fixed record date for determining registered holders of Outstanding Notes entitled to participate in the Exchange Offers. We intend to conduct the Exchange Offers in accordance with the provisions of the registration rights agreement, the applicable requirements of the Securities Act and the Exchange Act, and the rules and regulations of the SEC. Outstanding Notes that are not tendered for exchange in the Exchange Offers will remain outstanding and continue to accrue interest and will be entitled to the rights and benefits such holders have under the Indenture relating to such holders’ series of Outstanding Notes except we will not have any further obligation to you to provide for the registration of the Outstanding Notes under the registration rights agreement.
We will be deemed to have accepted for exchange properly tendered Outstanding Notes when we have given written notice of the acceptance to the Exchange Agent. The Exchange Agent will act as agent for the tendering holders for the purposes of receiving the Exchange Notes from us and delivering Exchange Notes to holders. Subject to the terms of the registration rights agreement, we expressly reserve the right to amend or terminate the Exchange Offers and to refuse to accept Exchange Notes upon the occurrence of any of the conditions specified below under “-Conditions to the Exchange Offers.”
If you tender your Outstanding Notes in the Exchange Offers, you will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of Outstanding Notes. We will pay all charges and expenses, other than certain applicable taxes described below in connection with the Exchange Offers. It is important that you read “-Fees and Expenses” below for more details regarding fees and expenses incurred in the Exchange Offers.
If you are a broker-dealer and receive Exchange Notes for your own account in exchange for Outstanding Notes that you acquired as a result of market-making activities or other trading activities, you must acknowledge that you will deliver this prospectus in connection with any resale of the Exchange Notes and that you did not purchase your Outstanding Notes from us or any of our affiliates. Read “Plan of Distribution” for more details regarding the transfer of Exchange Notes.
We make no recommendation to you as to whether you should tender or refrain from tendering all or any portion of your Outstanding Notes into these Exchange Offers. In addition, no one has been authorized to make this recommendation. You must make your own decision whether to tender into these Exchange Offers and, if so, the aggregate amount of Outstanding Notes to tender after reading this prospectus and the letter of transmittal and consulting with your advisors, if any, based on your financial position and requirements.
Expiration Date, Extensions and Amendments
The Exchange Offers expire at 5:00 p.m., New York City time, on May 17, 2017, which we refer to as the “Expiration Date.” However, if we, in our sole discretion, extend the period of time for which the Exchange Offers are open, the term “Expiration Date” will mean the latest time and date to which we shall have extended the expiration of the Exchange Offers.
To extend the period of time during which the Exchange Offers are open, we will notify the Exchange Agent of any extension by written notice, followed by notification by press release or other public announcement to the registered holders of the Outstanding Notes no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. During any extension, all Outstanding Notes previously tendered and not accepted for exchange will remain subject to the applicable Exchange Offer unless validly withdrawn.

We also reserve the right, in our sole discretion:

•	to delay accepting for exchange any Outstanding Notes (only in the case that we amend or extend the Exchange Offers);

•
to extend the Expiration Date and retain all Outstanding Notes tendered in the Exchange Offers, subject to your right to withdraw your tendered Outstanding Notes as described under “-Withdrawal Rights”;

•	to terminate any of the Exchange Offers if we determine that any of the conditions set forth below under “-Conditions to the Exchange Offers” have not been satisfied; and

•	subject to the terms of the registration rights agreement, to amend the terms of any of the Exchange Offers in any manner or waive any condition to the Exchange Offers.

Any delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by written notice to the registered holders of the Outstanding Notes. If we amend any of the Exchange Offers in a manner that we determine to constitute a material change, we will promptly disclose the amendment by press release or other public announcement as required by Rule 14e-1(d) of the Exchange Act, and we will extend such Exchange Offer to the extent required by law.
In the event we terminate the Exchange Offers, all Outstanding Notes previously tendered will be returned promptly to the tendering holders.
Conditions to the Exchange Offers
Despite any other term of the Exchange Offers, we will not be required to accept for exchange, or to issue Exchange Notes in exchange for, any Outstanding Notes and we may terminate or amend any of the Exchange Offers as provided in this prospectus prior to the Expiration Date if in our reasonable judgment:

•	the Exchange Offers or the making of any exchange by a holder violates any applicable law or interpretation of the SEC; or

•
any action or proceeding has been instituted or threatened in writing in any court or by or before any governmental agency with respect to the Exchange Offers that, in our judgment, would reasonably be expected to impair our ability to proceed with the Exchange Offers.

In addition, we will not be obligated to accept for exchange the Outstanding Notes of any holder that has not made to us:

•	the representations described under “-Purpose and Effect of the Exchange Offers”; or

•
any other representations as may be reasonably necessary under applicable SEC rules, regulations or interpretations to make available to us an appropriate form for registration of the Exchange Notes under the Securities Act.

We expressly reserve the right at any time or at various times to extend the period of time during which the Exchange Offers are open. Consequently, we may delay acceptance of any Outstanding Notes by giving notice by press release or other public announcement as required by Rule 14e-1(d) of the Exchange Act of such extension to the holders. We will return any Outstanding Notes that we do not accept for exchange for any reason without expense to the tendering holder promptly after the expiration or termination of the Exchange Offers. We also expressly reserve the right to amend or terminate any of the Exchange Offers and to reject for exchange any Outstanding Notes not previously accepted for exchange, if we determine that any of the conditions of the Exchange Offers specified above have not been satisfied. We will give notice by press release or other public announcement as required by Rule 14e-1(d) of the Exchange Act of any extension, amendment, non-acceptance or termination to the holders of the Outstanding Notes as promptly as practicable. If we amend an Exchange Offer in a manner that we determine to constitute a material change, including the waiver of a material condition, we will promptly disclose the amendment by press release or other public announcement as required by Rule 14e-1(d) of the Exchange Act and will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change. In the case of any extension, such notice will be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.
We reserve the right to waive any defects, irregularities or conditions to the exchange as to particular Outstanding Notes. These conditions are for our sole benefit, and we may assert them regardless of the circumstances that may give rise to them or waive them in whole or in part at any or at various times prior to the expiration of the Exchange Offers in our sole discretion. If we fail at any time to exercise any of the foregoing rights, this failure will not constitute a waiver of such right. Each such right will be deemed an ongoing right that we may assert at any time or at various times prior to the expiration of the Exchange Offers.
In addition, we will not accept for exchange any Outstanding Notes tendered, and will not issue Exchange Notes in exchange for any such Outstanding Notes, if at such time any stop order is threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the Indenture under the Trust Indenture Act of 1939, as amended.
Procedures for Tendering Outstanding Notes
To tender your Outstanding Notes in the Exchange Offers, you must comply with either of the following:

•
complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal, have the signature(s) on the letter of transmittal guaranteed if required by the letter of transmittal and mail or deliver such letter of transmittal or facsimile thereof to the Exchange Agent at the address set forth below under “-Exchange Agent” prior to the Expiration Date; or

•	comply with DTC’s Automated Tender Offer Program procedures described below.

In addition:

•	the Exchange Agent must receive certificates for Outstanding Notes along with the letter of transmittal prior to the expiration of the Exchange Offers;

•
the Exchange Agent must receive a timely confirmation of book-entry transfer of Outstanding Notes into the Exchange Agent’s account at DTC according to the procedures for book-entry transfer described below and a properly transmitted Agent’s Message (defined below) prior to the expiration of the Exchange Offers; or

•	you must comply with the guaranteed delivery procedures described below.

The term “Agent’s Message” means a message transmitted by DTC, received by the Exchange Agent and forming part of the book-entry confirmation, which states that:

•	DTC has received an express acknowledgment from a participant in its Automated Tender Offer Program that is tendering Outstanding Notes that are the subject of the book-entry confirmation;

•
the participant has received and agrees to be bound by the terms of the letter of transmittal or, in the case of an Agent’s Message relating to guaranteed delivery, that such participant has received and agrees to be bound by the notice of guaranteed delivery; and

•	we may enforce that agreement against such participant. DTC is referred to herein as a “book-entry transfer facility.”

Your tender, if not withdrawn prior to the expiration of the Exchange Offers, constitutes an agreement between us and you upon the terms and subject to the conditions described in this prospectus and in the letter of transmittal.
The method of delivery of Outstanding Notes, letters of transmittal and all other required documents to the Exchange Agent is at your election and risk. Delivery of such documents will be deemed made only when actually received by the Exchange Agent. We recommend that instead of delivery by mail, you use an overnight or hand delivery service, properly insured. If you determine to make delivery by mail, we suggest that you use properly insured, registered mail with return receipt requested. In all cases, you should allow sufficient time to assure timely delivery to the Exchange Agent before the expiration of the Exchange Offers. Letters of transmittal and certificates representing Outstanding Notes should be sent only to the Exchange Agent, and not to us or to DTC or any other book-entry transfer facility. No alternative, conditional or contingent tenders of Outstanding Notes will be accepted, except as described below under “—Guaranteed Delivery Procedures.” You may request that your broker, dealer, commercial bank, trust company or nominee effect the above transactions for you.
If you are a beneficial owner whose Outstanding Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your Outstanding Notes, you should promptly contact the registered holder and instruct the registered holder to tender on your behalf. If you wish to tender the Outstanding Notes yourself, you must, prior to completing and executing the letter of transmittal and delivering your Outstanding Notes, either:

•	make appropriate arrangements to register ownership of the Outstanding Notes in your name; or

•	obtain a properly completed bond power from the registered holder of Outstanding Notes.

The transfer of registered ownership may take considerable time and may not be able to be completed prior to the expiration of the Exchange Offers.
Signatures on the letter of transmittal or a notice of withdrawal (as described below in “-Withdrawal Rights”), as the case may be, must be guaranteed by a member firm of a registered national securities exchange or of the Financial Industry Regulatory Authority, a commercial bank or trust company having an office or correspondent in the United States or another “eligible guarantor institution” within the meaning of Rule 17A(d)-15 under the Exchange Act unless the Outstanding Notes surrendered for exchange are tendered:

•	by a registered holder of the Outstanding Notes who has not completed the box entitled “Special Registration Instructions” or “Special Delivery Instructions” on the letter of transmittal; or

•	for the account of an eligible guarantor institution.

If the letter of transmittal is signed by a person other than the registered holder of any Outstanding Notes listed on the Outstanding Notes, such Outstanding Notes must be endorsed or accompanied by a properly completed bond power. The bond power must be signed by the registered holder as the registered holder’s name appears on the Outstanding Notes, and an eligible guarantor institution must guarantee the signature on the bond power.
If the letter of transmittal, any certificates representing Outstanding Notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, those persons should also indicate when signing and, unless waived by us, they should also submit evidence satisfactory to us of their authority to so act.
The Exchange Agent and DTC have confirmed that any financial institution that is a participant in DTC’s system may use DTC’s Automated Tender Offer Program to tender Outstanding Notes. Participants in the program may, instead of physically completing and signing the letter of transmittal and delivering it to the Exchange Agent, electronically transmit their acceptance of Outstanding Notes for exchange by causing DTC to transfer the Outstanding Notes to the Exchange Agent in accordance with DTC’s Automated Tender Offer Program procedures for transfer. DTC will then send an Agent’s Message to the Exchange Agent.

Book-Entry Delivery Procedures
Promptly after the date of this prospectus, the Exchange Agent will establish an account with respect to the Outstanding Notes at DTC, as the book-entry transfer facility, for purposes of the Exchange Offers. Any financial institution that is a participant in the book-entry transfer facility’s system may make book-entry delivery of the Outstanding Notes by causing the book-entry transfer facility to transfer those Outstanding Notes into the Exchange Agent’s account at the facility in accordance with the facility’s procedures for such transfer. To be timely, book-entry delivery of Outstanding Notes requires receipt of a confirmation of a book-entry transfer, or a “book-entry confirmation,” prior to the Expiration Date.
In addition, in order to receive Exchange Notes for tendered Outstanding Notes, an Agent’s Message in connection with a book-entry transfer into the Exchange Agent’s account at the book-entry transfer facility or the letter of transmittal or a manually signed facsimile thereof, together with any required signature guarantees and any other required documents must be delivered or transmitted to and received by the Exchange Agent at its address set forth on the cover page of the letter of transmittal prior to the expiration of the Exchange Offers. Holders of Outstanding Notes who are unable to deliver confirmation of the book-entry tender of their Outstanding Notes into the Exchange Agent’s account at the book-entry transfer facility or an Agent’s Message or a letter of transmittal or a manually signed facsimile thereof in lieu thereof and all other documents required by the letter of transmittal to the Exchange Agent prior to the expiration of the Exchange Offers must tender their Outstanding Notes according to the guaranteed delivery procedures described below. Tender will not be deemed made until such documents are received by the Exchange Agent. Delivery of documents to the book-entry transfer facility does not constitute delivery to the Exchange Agent.
Guaranteed Delivery Procedures
If you wish to tender your Outstanding Notes but your Outstanding Notes are not immediately available or you cannot deliver your Outstanding Notes, the letter of transmittal or any other required documents to the Exchange Agent or comply with the procedures under DTC’s Automatic Tender Offer Program in the case of Outstanding Notes, prior to the Expiration Date, you may still tender if:

•	the tender is made through an eligible guarantor institution;

•
prior to the Expiration Date, the Exchange Agent receives from such eligible guarantor institution either a properly completed and duly executed notice of guaranteed delivery, by facsimile transmission, mail, or hand delivery or a properly transmitted Agent’s Message and notice of guaranteed delivery, that (1) sets forth your name and address, the certificate number(s) of such Outstanding Notes and the principal amount of Outstanding Notes tendered; (2) states that the tender is being made thereby; and (3) guarantees that, within three New York Stock Exchange trading days after the Expiration Date, the letter of transmittal, or facsimile thereof, together with the Outstanding Notes or a book-entry confirmation (including an Agent’s Message), and any other documents required by the letter of transmittal, will be deposited by the eligible guarantor institution with, or transmitted by the eligible guarantor to, the Exchange Agent; and

•
the Exchange Agent receives the properly completed and executed letter of transmittal or facsimile thereof, with any required signature guarantees, as well as certificate(s) representing all tendered Outstanding Notes in proper form for transfer or a book-entry confirmation of transfer of the Outstanding Notes (including an Agent’s Message) into the Exchange Agent’s account at DTC and all other documents required by the letter of transmittal within three New York Stock Exchange trading days after the Expiration Date.

Upon request, the Exchange Agent will send to you a notice of guaranteed delivery if you wish to tender your Outstanding Notes according to the guaranteed delivery procedures.

Acceptance of Outstanding Notes for Exchange
In all cases, we will promptly issue Exchange Notes of the applicable series for Outstanding Notes that we have accepted for exchange under the Exchange Offers only after the Exchange Agent timely receives:

•	Outstanding Notes or a timely book-entry confirmation of such Outstanding Notes into the Exchange Agent’s account at the book-entry transfer facility; and

•	a properly completed and duly executed letter of transmittal and all other required documents or a properly transmitted Agent’s Message.

In addition, each broker-dealer that is to receive Exchange Notes for its own account in exchange for Outstanding Notes must represent that such Outstanding Notes were acquired by that broker-dealer as a result of market-making activities or other trading activities and must acknowledge that it will deliver a prospectus that meets the requirements of the Securities Act in connection with any resale of the Exchange Notes. The letters of transmittal state that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. See “Plan of Distribution.”
We will interpret the terms and conditions of the Exchange Offers, including the letters of transmittal and the instructions to the letters of transmittal, and will resolve all questions as to the validity, form, eligibility, including time of receipt, and acceptance of Outstanding Notes tendered for exchange. Our determinations in this regard will be final and binding on all parties. We reserve the absolute right to reject any and all tenders of any particular Outstanding Notes not properly tendered or to not accept any particular Outstanding Notes if the acceptance might, in our or our counsel’s judgment, be unlawful. We also reserve the right to waive any defects or irregularities as to any particular Outstanding Notes prior to the expiration of the Exchange Offers.
Unless waived, any defects or irregularities in connection with tenders of Outstanding Notes for exchange must be cured within such reasonable period of time as we determine. Neither the Company, the Exchange Agent nor any other person will be under any duty to give notification of any defect or irregularity with respect to any tender of Outstanding Notes for exchange, nor will any of them incur any liability for any failure to give notification. Any certificates representing Outstanding Notes received by the Exchange Agent that are not properly tendered and as to which the irregularities have not been cured or waived will be returned by the Exchange Agent to the tendering holder, unless otherwise provided in the letter of transmittal, promptly after the expiration or termination of the Exchange Offers.
Withdrawal Rights
Except as otherwise provided in this prospectus, you may withdraw your tender of Outstanding Notes at any time prior to 5:00 p.m., New York City time, on the Expiration Date.
For a withdrawal to be effective:

•	the Exchange Agent must receive a written notice, which may be by facsimile or letter, of withdrawal at its address set forth below under “-Exchange Agent”; or

•	you must comply with the appropriate procedures of DTC’s Automated Tender Offer Program system for such withdrawal.

Any notice of withdrawal must:

•	specify the name of the person who tendered the Outstanding Notes to be withdrawn;

•	identify the Outstanding Notes to be withdrawn, including the certificate numbers and principal amount of the Outstanding Notes; and

•	where certificates for Outstanding Notes have been transmitted, specify the name in which such Outstanding Notes were registered, if different from that of the withdrawing holder.

If certificates for Outstanding Notes have been delivered or otherwise identified to the Exchange Agent, then, prior to the release of such certificates, you must also submit:

•	the serial numbers of the particular certificates to be withdrawn; and

•	a signed notice of withdrawal with signatures guaranteed by an eligible institution unless you are an eligible guarantor institution.

If Outstanding Notes have been tendered pursuant to the procedures for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn Outstanding Notes and otherwise comply with the procedures of the facility. We will determine all questions as to the validity, form and eligibility, including time of receipt of notices of withdrawal, and our determination will be final and binding on all parties. Any Outstanding Notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the Exchange Offers. Any Outstanding Notes that have been tendered for exchange but that are not exchanged for any reason will be returned to their holder, without cost to the holder, or, in the case of book-entry transfer, the Outstanding Notes will be credited to an account at the book-entry transfer facility, promptly after withdrawal, rejection of tender or termination of the Exchange Offers. Properly withdrawn Outstanding Notes may be retendered by following the procedures described under “—Procedures for Tendering Outstanding Notes” above at any time prior to the expiration of the Exchange Offers.
Exchange Agent
The Bank of New York Mellon Trust Company, N.A. has been appointed as the Exchange Agent for the Exchange Offers. The Bank of New York Mellon Trust Company, N.A. also acts as trustee under the Indenture. You should direct all executed letters of transmittal and all questions and requests for assistance with respect to accepting or withdrawing from the Exchange Offers, requests for additional copies of this prospectus or of the letter of transmittal and requests for notices of guaranteed delivery to the Exchange Agent addressed as follows:

By Mail, Hand or Courier

The Bank of New York Mellon Trust Company, N.A., as Exchange Agent
c/o The Bank of New York Mellon
Corporation
Corporate Trust Operations-Reorganization Unit
111 Sanders Creek Parkway
East Syracuse, NY 13057
Attn: Melissa Vollick
Tel: (315) 414-3349
By Facsimile Transmission (eligible institutions only) (732) 667-9408 To Confirm by Telephone ((315) 414-3349) Email: CT_REORG_UNIT_INQUIRIES@BNYMELLON.COM

If you deliver the letter of transmittal to an address other than the one set forth above or transmit instructions via facsimile to a number other than the one set forth above, that delivery or those instructions will not be effective.

Fees and Expenses
The registration rights agreement provides that we will bear all expenses in connection with the performance of our obligations relating to the registration of the Exchange Notes and the conduct of the Exchange Offers. These expenses include registration and filing fees, accounting and legal fees and printing costs, among others. We will pay the Exchange Agent reasonable and customary fees for its services and reasonable out-of-pocket expenses. We will also reimburse brokerage houses and other custodians, nominees and fiduciaries for customary mailing and handling expenses incurred by them in forwarding this prospectus and related documents to their clients that are holders of Outstanding Notes and for handling or tendering for such clients.
We have not retained any dealer-manager in connection with the Exchange Offers and will not pay any fee or commission to any broker, dealer, nominee or other person for soliciting tenders of Outstanding Notes pursuant to the Exchange Offers.
Accounting Treatment
We will record the Exchange Notes in our accounting records at the same carrying value as the Outstanding Notes, which is the aggregate principal amount as reflected in our accounting records on the date of exchanges. Accordingly, we will not recognize any gain or loss for accounting purposes upon the consummation of the Exchange Offers. We will record the costs of the Exchange Offers as incurred.
Transfer Taxes
We will pay all transfer taxes, if any, applicable to the exchanges of Outstanding Notes under the Exchange Offers. The tendering holder, however, will be required to pay any transfer taxes, whether imposed on the registered holder or any other person, if:

•
certificates representing Outstanding Notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of Outstanding Notes tendered;

•	tendered Outstanding Notes are registered in the name of any person other than the person signing the letter of transmittal; or

•	a transfer tax is imposed for any reason other than the exchange of Outstanding Notes under the Exchange Offers.

If satisfactory evidence of payment of such taxes is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed to that tendering holder.
Holders who tender their Outstanding Notes for exchange will not be required to pay any transfer taxes. However, holders who instruct us to register Exchange Notes in the name of, or request that Outstanding Notes not tendered or not accepted in the Exchange Offers be returned to, a person other than the registered tendering holder will be required to pay any applicable transfer tax.

Consequences of Failure to Exchange
If you do not exchange your Outstanding Notes for Exchange Notes under the Exchange Offers, your Outstanding Notes will remain subject to the restrictions on transfer of such Outstanding Notes:

•
as set forth in the legend printed on the Outstanding Notes as a consequence of the issuance of the Outstanding Notes pursuant to the exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws; and

•	as otherwise set forth in the offering memorandum distributed in connection with the private offerings of the Outstanding Notes.

In general, you may not offer or sell your Outstanding Notes unless they are registered under the Securities Act or if the offer or sale is exempt from registration under the Securities Act and applicable state securities laws. Except as required by the registration rights agreement, we do not intend to register resales of the Outstanding Notes under the Securities Act.
Other
Participating in the Exchange Offers is voluntary, and you should carefully consider whether to accept. You are urged to consult your financial and tax advisors in making your own decision on what action to take.
We may in the future seek to acquire untendered Outstanding Notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. We have no present plans to acquire any Outstanding Notes that are not tendered in the Exchange Offers or to file a registration statement to permit resales of any untendered Outstanding Notes.

DESCRIPTION OF THE EXCHANGE NOTES
The following summary description sets forth certain terms and provisions of the Exchange Notes. Because this description is a summary, it does not describe every aspect of the Exchange Notes or the Indenture (as defined below) under which the Exchange Notes will be issued, and which is filed as an exhibit to the registration statement of which this prospectus is a part. The Indenture and its associated documents contain the full legal text of the matters described in this section. This summary is subject to and qualified in its entirety by reference to all of the provisions of the Exchange Notes and the Indenture, including definitions of certain terms used in the Indenture. We also include references in parentheses to certain sections of the Indenture. Whenever we refer to particular sections or defined terms of the Indenture in this prospectus, such sections or defined terms are incorporated by reference herein.
General
The form and terms of the Exchange Notes are identical in all material respects to the form and terms of the Outstanding Notes except the Exchange Notes will:

•	be registered under the Securities Act;

•	not be subject to the restrictions on transfer applicable to the Outstanding Notes (except for the limited restrictions described under “-Form; Transfers and Exchanges”);

•	not be entitled to any registration rights that are applicable to the Outstanding Notes under the registration rights agreement, including any right to additional interest; and

•	bear different CUSIP numbers.

We will issue the Exchange Notes under an indenture dated as of November 1, 2016 between us and The Bank of New York Mellon Trust Company, N.A., as trustee, as supplemented by supplemental indentures or company orders (the “Indenture”). This prospectus briefly outlines some provisions of the Indenture. If you would like more information on these provisions, you should review the Indenture and any supplemental indentures or company orders. See “AVAILABLE INFORMATION” on how to locate these documents. You may also review these documents at the Trustee’s offices at 2 North LaSalle Street, 7th Floor, Chicago, Illinois 60602 following reasonable advance notice and during normal business hours.
The Indenture does not limit the amount of notes that may be issued. The Indenture permits us to issue notes in one or more series or tranches upon the approval of our board of directors and as provided in one or more company orders or supplemental indentures. Each series of notes may differ as to their terms. We may from time to time, without consent of the holders of the Exchange Notes, issue additional notes having the same ranking, interest rate, maturity and other terms as the Exchange Notes (except for the issue date and the issue price). These additional notes, together with the Exchange Notes, will be a single series of notes under the Indenture.
The Exchange Notes are our senior unsecured obligations and will rank equally with our senior unsecured obligations. As of April 4, 2017, we had no secured indebtedness outstanding.
The Exchange Notes will be denominated in U.S. dollars and we will pay principal and interest in U.S. dollars. The Exchange Notes of each series will be issuable in minimum denominations of $2,000 and in multiples of $1,000 in excess thereof. The Exchange Notes will not be subject to any conversion, amortization or sinking fund.
The Exchange Notes will not be guaranteed by, or otherwise be obligations of, AEP or any of its direct or indirect subsidiaries other than AEPTCo.

Principal Amount, Maturity and Interest

The 2026 Exchange Notes will be initially issued in aggregate principal amount of $300,000,000 and the 2046 Exchange Notes will be initially issued in aggregate principal amount of $400,000,000.

The 2026 Exchange Notes will mature and become due and payable, together with any accrued and unpaid interest, on December 1, 2026 and will bear interest at the rate of 3.10% per annum from June 1, 2017 until December 1, 2026. The 2046 Exchange Notes will mature and become due and payable, together with any accrued and unpaid interest, on December 1, 2046 and will bear interest at the rate of 4.00% per annum from June 1, 2017 until December 1, 2046.

Interest on each note will be payable semi-annually in arrears on each June 1 and December 1 and at redemption, if any, or maturity. The initial interest payment date is December 1, 2017. Each payment of interest shall include interest accrued through the day before such interest payment date. Interest on the Exchange Notes will be computed on the basis of a 360-day year consisting of twelve 30-day months.

We will pay interest on the Exchange Notes of each series (other than interest payable at redemption, if any, or maturity) in immediately available funds to the owners of the Exchange Notes as of the Regular Record Date (as defined below) for each interest payment date. We will pay the principal of the Exchange Notes and any premium and interest payable at redemption, if any, or maturity in immediately available funds at the office of the Trustee at 2 North LaSalle Street, 7th Floor, Chicago, Illinois 60602.

If any interest payment date, redemption date or the maturity is not a Business Day (as defined below), we will pay all amounts due on the next succeeding Business Day and no additional interest will be paid.

The “Regular Record Date” will be the May 15 or November 15 prior to the relevant interest payment date, whether or not such day is a Business Day.

“Business Day” means any day that is not a day on which banking institutions in New York City are authorized or required by law or regulation to close.

Optional Redemption

We may redeem any or all series of the Exchange Notes in whole or in part by delivering written notice to the noteholders no more than 60, and not less than 30, days prior to redemption. If we do not redeem all the Exchange Notes of a series at one time, the Trustee will select the Exchange Notes to be redeemed in a manner it determines to be fair, provided that if the Exchange Notes are represented by one or more global notes, the Exchange Notes to be redeemed will be selected in accordance with the procedures of DTC.

At any time prior to September 1, 2026, we may redeem the 2026 Exchange Notes either as a whole or in part at a redemption price equal to the greater of (1) 100% of the principal amount of the 2026 Exchange Notes being redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest on the 2026 Exchange Notes being redeemed that would be due if such 2026 Exchange Notes matured on September 1, 2026 (excluding the portion of any such interest accrued to, but excluding, the date of redemption), discounted (for purposes of determining present value) to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined below) plus 15 basis points, plus, in each case, accrued and unpaid interest thereon to, but excluding, the date of redemption.

At any time prior to June 1, 2046, we may redeem the 2046 Exchange Notes either as a whole or in part at a redemption price equal to the greater of (1) 100% of the principal amount of the 2046 Exchange Notes being redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest on the 2046 Exchange Notes being redeemed that would be due if such 2046 Exchange Notes matured on June 1, 2046 (excluding the portion of any such interest accrued to, but excluding, the date of redemption), discounted (for purposes of determining present value) to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined below) plus 20 basis points, plus, in each case, accrued and unpaid interest thereon to, but excluding, the date of redemption.

At any time on or after September 1, 2026, we may redeem the 2026 Exchange Notes in whole or in part at 100% of the principal amount of the 2026 Exchange Notes being redeemed, plus accrued and unpaid interest thereon to but excluding the date of redemption. At any time on or after June 1, 2046, we may redeem the 2046 Exchange Notes in whole or in part at 100% of the principal amount of the 2046 Exchange Notes being redeemed, plus accrued and unpaid interest thereon to but excluding the date of redemption.
“Comparable Treasury Issue,” applicable to each series, means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term (“remaining life”) of the Exchange Notes (assuming, for this purpose, that the 2026 Exchange Notes matured on September 1, 2026 and the 2046 Exchange Notes matured on June 1, 2046) that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining life of the Exchange Notes.

“Comparable Treasury Price,” applicable to each series, means, with respect to any redemption date, (1) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest of such Reference Treasury Dealer Quotations, or (2) if we obtain fewer than four of such Reference Treasury Dealer Quotations, the average of all such quotations.

“Independent Investment Banker” means one of the Reference Treasury Dealers appointed by us and notified by us to the Trustee.
“Reference Treasury Dealer” means a primary U.S. Government securities dealer or dealers selected by us and notified by us to the Trustee.
“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by us and notified to the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to us and the Trustee by such Reference Treasury Dealer at or before 3:30 p.m., New York City time, on the third Business Day preceding such redemption date.
“Treasury Rate” means, with respect to any redemption, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.
Agreement to Provide Information
So long as any Exchange Notes are outstanding under the Indenture, during such periods as we are not subject to the periodic reporting requirements of Section 13 or 15(d) of the Exchange Act, we will furnish to prospective purchasers of the Notes, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act for compliance with Rule 144A.
Certain Covenants
Consolidation, Merger or Sale
We may merge or consolidate with any corporation or sell all or substantially all of our assets as an entirety as long as the successor or purchaser of such assets expressly assumes, the payment of principal, and premium, if any, and interest on the Exchange Notes.

Limitation on Consolidated Priority Debt
The Company covenants that so long as any of the Exchange Notes are outstanding that it will not permit Consolidated Priority Debt to exceed 10% of Consolidated Tangible Net Assets for a period in excess of five consecutive Business Days.
Limitation on Liens
The Company covenants that for so long as any of the Exchange Notes are outstanding that it will not create or suffer to exist or permit any of its subsidiaries to create or suffer to exist any Secured Debt, unless, at the same time, the Exchange Notes that are outstanding are also secured by such Lien on an equal and ratable basis; provided, however, the foregoing does not limit

(i)	Permitted Liens; and

(ii)	Any other Lien not covered in clause (i) as long as immediately after the creation of such Lien the aggregate principal amount of Secured Debt does not exceed 10% of Consolidated Tangible Net Assets.

Definitions
“Consolidated Priority Debt” means all Priority Debt of the Company and its subsidiaries determined on a consolidated basis eliminating inter‑company items.
“Consolidated Tangible Net Assets” means the total of all assets (including revaluations thereof as a result of commercial appraisals, price level restatement or otherwise) appearing on the most recent quarterly or annual, as applicable, consolidated balance sheet of the Company and its consolidated subsidiaries, net of applicable reserves and deductions, but excluding goodwill, trade names, trademarks, patents, unamortized debt discount and all other like intangible assets (which term shall not be construed to include such revaluations), less the aggregate of the consolidated current liabilities of the Company and its consolidated subsidiaries appearing on such balance sheet.
“Debt” means any indebtedness for borrowed money.
“Lien or Liens” means any mortgage, pledge, security interest, or other lien on any utility properties or tangible assets, including, without limitation, the capital stock or comparable equity interests of its subsidiaries, now owned or hereafter acquired by the Company or its subsidiaries.
“Permitted Liens” means

•
Liens on property existing at the time of acquisition or construction of such property (or created within one year after completion of such acquisition or construction), whether by purchase, merger, construction or otherwise, or to secure the payment of all or any part of the purchase price or construction cost thereof, including the extension of any Liens to repairs, renewals, replacements, substitutions, betterments, additions, extensions and improvements then or thereafter made on the property subject thereto;

•	Any extensions, renewals or replacements (or successive extensions, renewals or replacements), in whole or in part, of Liens permitted by the foregoing clauses;

•	The pledge of any bonds or other securities at any time issued under any of the Secured Debt permitted by the above clauses; and

•	The creation or existence of leases (operating or capital) made, or existing on property acquired, in the ordinary course of business.

“Priority Debt” means, without duplication, any Debt of the Company’s subsidiaries; provided that there shall be excluded from any calculation of Priority Debt, (i) the Debt of any subsidiary owing to the Company or a subsidiary of the Company, and (ii) the Debt of any entity which becomes a subsidiary after the issuance of the Exchange Notes and any extension, renewal or refunding thereof; provided that such Debt was not incurred in contemplation of such entity becoming a subsidiary.
“Secured Debt” means any Debt of the Company or any of its subsidiaries secured by a Lien (other than a Permitted Lien).
Events of Default
“Event of Default” means, with respect to any particular series of notes, any of the following:

•	failure to pay for three business days the principal of (or premium, if any, on) any note of that series when due and payable;

•	failure to pay for 30 days any interest on any note of that series when due and payable;

•	failure to perform any other requirements in any notes of that series, or in the Indenture in regard to such notes, for 90 days after notice; or

•	certain events of bankruptcy or insolvency.

An Event of Default for a particular series of notes does not necessarily mean that an Event of Default has occurred for any other series of notes issued under the Indenture. If an Event of Default occurs and continues, the Trustee or the holders of at least 33% of the principal amount of the notes of the series affected may require us to repay the entire principal of the notes of such series immediately (Repayment Acceleration). In most instances, the holders of at least a majority in aggregate principal amount of the notes of the affected series may rescind a previously triggered Repayment Acceleration. However, if we cause an Event of Default because we have failed to pay (unaccelerated) principal, premium, if any, or interest, Repayment Acceleration may be rescinded only if we have first cured our default by depositing with the Trustee enough money to pay all (unaccelerated) past due amounts and penalties, if any.

The Trustee must within 90 days after a default occurs, notify the holders of the notes of the series of default unless such default has been cured or waived. We are required to file an annual certificate with the Trustee, signed by an officer, concerning our compliance with the conditions and covenants of the Indenture and specifying any default by us under any provisions of the Indenture.
Subject to the provisions of the Indenture relating to its duties in case of default, the Trustee shall be under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of any holders unless such holders offer the Trustee indemnity satisfactory to the Trustee. Subject to the provisions of the Indenture, the holders of a majority in principal amount of the notes of any series may direct the time, method and place of conducting any proceedings for any remedy available to, or exercising any trust or power conferred on, the Trustee with respect to such notes.
Modification of Indenture
Under the Indenture, our rights and obligations and the rights of the holders of any notes may be changed. Any change affecting the rights of the holders of any series of notes requires the consent of the holders of not less than a majority in aggregate principal amount of the outstanding Exchange Notes of all series affected by the change, voting as one class. However, we cannot change the terms of payment of principal or interest, or a reduction in the percentage required for changes or a waiver of default, unless the affected holders consent. We may issue additional series of notes and take other action that does not affect the rights of holders of any series by executing supplemental indentures without the consent of any noteholders.

Legal Defeasance
We will be discharged from our obligations on the Exchange Notes of any series at any time if:

•
we deposit with the Trustee sufficient cash or government securities to pay the principal, interest, any premium and any other sums due to the stated maturity date or a redemption date of the Exchange Notes of the series,

•	immediately after such deposit, no default exists, and

•
we deliver to the Trustee an opinion of counsel, who may be an employee of, or counsel for, the Company, stating that the United States federal income tax obligations of noteholders of that series will not change as a result of our performing the action described above, with such opinion based upon a ruling of the Internal Revenue Service (IRS) issued to us or a change of law or regulation occurring after the date hereof.

If this happens, the noteholders of the series will not be entitled to the benefits of the Indenture except for registration of transfer and exchange of Exchange Notes and replacement of lost, stolen or mutilated Exchange Notes.
Covenant Defeasance
We will be discharged from our obligations under any restrictive covenant applicable to the Exchange Notes of a particular series if:

•	we deposit with the Trustee cash or government securities sufficient to pay the principal, interest and any premium due on or prior to maturity,

•	immediately after such deposit, no default exists, and

•
we deliver to the Trustee an opinion of counsel, who may be an employee of, or counsel for, the Company, stating that the United States federal income tax obligations of noteholders of that series will not change as a result of our performing the action described above.

If this happens, any later breach of that particular restrictive covenant will not result in Repayment Acceleration. If we cause an Event of Default apart from breaching that restrictive covenant, there may not be sufficient money or government obligations on deposit with the Trustee to pay all amounts due on the Exchange Notes of that series. In that instance, we would remain liable for such amounts.
Governing Law
The Indenture and Exchange Notes will be governed by the laws of the State of New York.
Concerning the Trustee
We and our affiliates use or will use some of the banking services of the Trustee and other services of its affiliates in the normal course of business.
Book-Entry Only Issuance-The Depository Trust Company
DTC will act as the initial securities depository for the Exchange Notes. The Exchange Notes issued in exchange for Outstanding Notes will be issued as fully-registered securities registered in the name of Cede & Co. (DTC’s partnership nominee) or such other name as may be requested by an authorized representative of DTC. One fully-registered note certificate will be issued for each issue of the Exchange Notes, each in the aggregate principal amount of such issue, and will be deposited with DTC.

DTC, the world’s largest securities depository, is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC holds and provides asset servicing for over 3.5 million issues of U.S. and non-U.S. equity issues, corporate and municipal debt issues, and money market instruments (from over 100 countries) that DTC’s participants (“Direct Participants”) deposit with DTC. DTC also facilitates the post-trade settlement among Direct Participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between Direct Participants’ accounts. This eliminates the need for physical movement of securities certificates. Direct Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC is the holding company for DTC, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, and clearing corporations that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants”). The DTC Rules applicable to its Participants are on file with the SEC. More information about DTC can be found at www.dtcc.com. The contents of such website do not constitute part of this prospectus.

Purchases of Exchange Notes under the DTC system must be made by or through Direct Participants, which will receive a credit for the Exchange Notes on DTC’s records. The ownership interest of each actual purchaser of each note (“Beneficial Owner”) is in turn to be recorded on the Direct and Indirect Participants’ records. Beneficial Owners will not receive written confirmation from DTC of their purchase. Beneficial Owners are, however, expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the Exchange Notes are to be accomplished by entries made on the books of Direct and Indirect Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in Exchange Notes, except in the event that use of the book-entry system for the Exchange Notes is discontinued.

To facilitate subsequent transfers, all Exchange Notes deposited by Direct Participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of Exchange Notes with DTC and their registration in the name of Cede & Co. or such other DTC nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Exchange Notes; DTC’s records reflect only the identity of the Direct Participants to whose accounts such Exchange Notes are credited, which may or may not be the Beneficial Owners. The Direct and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. Beneficial Owners of Exchange Notes may wish to take certain steps to augment the transmission to them of notices of significant events with respect to the Exchange Notes, such as redemptions, tenders, defaults, and proposed amendments to the Exchange Notes documents. For example, Beneficial Owners of Exchange Notes may wish to ascertain that the nominee holding the Exchange Notes for their benefit has agreed to obtain and transmit notices to Beneficial Owners. In the alternative, Beneficial Owners may wish to provide their names and addresses to the registrar and request that copies of notices be provided directly to them.

Redemption notices shall be sent to DTC. If less than all of the Exchange Notes are being redeemed, DTC’s practice is to determine by lot the amount of the interest of each Direct Participant in such issue to be redeemed.

Neither DTC nor Cede & Co. (nor any other DTC nominee) will consent or vote with respect to the Exchange Notes unless authorized by a Direct Participant in accordance with DTC’s MMI Procedures. Under its usual procedures, DTC mails an Omnibus Proxy to us as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.’s consenting or voting rights to those Direct Participants to whose accounts the Exchange Notes are credited on the record date (identified in a listing attached to the Omnibus Proxy).

Redemption proceeds and distributions on the Exchange Notes will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC’s practice is to credit Direct Participants’ accounts upon DTC’s receipt of funds and corresponding detail information from us or the Trustee on the payable date in accordance with their respective holdings shown on DTC’s records. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with Exchange Notes held for the accounts of customers in bearer form or registered in “street name”, and will be the responsibility of such Participant and not of DTC, the Trustee or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of redemption proceeds and distributions to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) is our or the Trustee’s responsibility, disbursement of such payments to Direct Participants will be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners will be the responsibility of Direct and Indirect Participants.

A Beneficial Owner shall give notice to elect to have its Exchange Notes purchased or tendered, through its Participant, to the Tender/Remarketing Agent, and shall effect delivery of such Exchange Notes by causing the Direct Participant to transfer the Participant’s interest in the Exchange Notes, on DTC’s records, to the Tender/Remarketing Agent. The requirement for physical delivery of the Exchange Notes in connection with an optional tender or a mandatory purchase will be deemed satisfied when the ownership rights in the Exchange Notes are transferred by Direct Participants on DTC’s records and followed by a book-entry credit of tendered Exchange Notes to the Tender/Remarketing Agent’s DTC account.

DTC may discontinue providing its services as depository with respect to the Exchange Notes at any time by giving reasonable notice to us. Under such circumstances, in the event that a successor depository is not obtained, note certificates are required to be printed and delivered.

We may decide to discontinue use of the system of book-entry only transfers through DTC (or a successor securities depository). In that event, note certificates will be printed and delivered to DTC.

The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy thereof.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE EXCHANGE OFFERS

The exchange of Outstanding Notes for Exchange Notes of the corresponding series in the Exchange Offers will not constitute a taxable event to holders for United States federal income tax purposes. Consequently, no gain or loss will be recognized by a holder upon receipt of an Exchange Note, the holding period of the Exchange Note will include the holding period of the Outstanding Note exchanged therefor and the basis of the Exchange Note will be the same as the basis of the Outstanding Note immediately before the exchange.

In any event, persons considering the exchange of Outstanding Notes for Exchange Notes should consult their own tax advisors concerning the United States federal income tax consequences in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

PLAN OF DISTRIBUTION
Each broker-dealer that receives Exchange Notes for its own account pursuant to the Exchange Offers must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Outstanding Notes where such Outstanding Notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the Expiration Date, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, all dealers effecting transactions in the Exchange Notes may be required to deliver a prospectus.
We will not receive any proceeds from any sale of Exchange Notes by broker-dealers. Exchange Notes received by broker-dealers for their own account pursuant to the Exchange Offers may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the Exchange Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such Exchange Notes. Any broker-dealer that resells Exchange Notes that were received by it for its own account pursuant to the Exchange Offers and any broker or dealer that participates in a distribution of such Exchange Notes may be deemed to be an “underwriter” within the meaning of the Securities Act, and any profit on any such resale of Exchange Notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.
For a period of 180 days after the Expiration Date, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. Subject to certain limitations set forth in the registration rights agreement, we have agreed to pay all expenses incident to the Exchange Offers (including the expenses of one counsel for the holders of the Outstanding Notes) other than commissions or concessions of any brokers or dealers and will indemnify you (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.
LEGAL MATTERS
Thomas G. Berkemeyer or William E. Johnson, Associate General Counsel and Senior Counsel, respectively, of American Electric Power Service Corporation, our service company affiliate, will issue an opinion about the legality of the Exchange Notes for us.

EXPERTS
The financial statements included in this Prospectus and the related financial statement schedule included elsewhere in the Registration Statement, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements and financial statement schedule are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

AVAILABLE INFORMATION
We have filed with the SEC a registration statement on Form S-4 under the Securities Act with respect to the Exchange Notes. This prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information with respect to us and the Exchange Notes, reference is made to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document are not complete.
We have agreed to make certain information available to holders of the Notes, as described under “Description of the Exchange Notes-Agreement to Provide Information.”
The Company is not currently subject to the informational requirements of the Exchange Act. As a result of the offering of the Exchange Notes, we will become subject to the informational requirements of the Exchange Act and, in accordance therewith, will file reports and other information with the SEC. These reports and other information can be inspected and copied at the public reference room maintained by the SEC at 100 F Street, N.E., Room 1580, Washington D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also read and copy these SEC filings by visiting the SEC’s website at http://www.sec.gov.
You may request additional copies of our reports or copies of our other SEC filings at no cost by writing or telephoning us at the following address:
AEP Transmission Company, LLC
1 Riverside Plaza
Columbus, Ohio 43215
Attention: Investor Relations
Telephone: (614) 716-1000

AEP Transmission Company, LLC
and Subsidiaries

2016 Annual Report

Audited Consolidated Financial Statements

GLOSSARY OF TERMS

When the following terms and abbreviations appear in the text of this report, they have the meanings indicated below.

Term	Meaning

AEP
American Electric Power Company, Inc., an investor-owned electric public utility holding company which includes American Electric Power Company, Inc. (Parent) and majority owned consolidated subsidiaries and consolidated affiliates.

AEP Credit	AEP Credit, Inc., a consolidated variable interest entity of AEP which securitizes accounts receivable and accrued utility revenues for affiliated electric utility companies.
AEP East Transmission Companies	APTCo, IMTCo, KTCo, OHTCo and WVTCo.
AEP System	American Electric Power System, an electric system, owned and operated by AEP subsidiaries.
AEP Texas	AEP Texas Inc., an AEP electric utility subsidiary.
AEP Transmission Holdco	AEP Transmission Holding Company, LLC, a wholly-owned subsidiary of AEP.
AEP West Transmission Companies	OKTCo and SWTCo.
AEPEP
AEP Energy Partners, Inc., a subsidiary of AEP dedicated to wholesale marketing and trading, hedging activities, asset management and commercial and industrial sales in the deregulated Ohio and Texas market.

AEPSC	American Electric Power Service Corporation, an AEP service subsidiary providing management and professional services to AEP and its subsidiaries.
AEPTCo	AEP Transmission Company, LLC, and its consolidated State Transcos, a subsidiary of AEP Transmission Holdco.
AEPTCo Parent	AEP Transmission Company, LLC, the holding company of the State Transcos within the AEPTCo consolidation.
AFUDC	Allowance for Funds Used During Construction.
APCo	Appalachian Power Company, an AEP electric utility subsidiary.
APSC	Arkansas Public Service Commission.
APTCo	AEP Appalachian Transmission Company, Inc., a wholly-owned AEPTCo transmission subsidiary.
ASU	Accounting Standards Update.
CSW	Central and South West Corporation, a subsidiary of AEP (Effective January 21, 2003, the legal name of Central and South West Corporation was changed to AEP Utilities, Inc.).
CSW Energy, Inc.	A wholly-owned subsidiary of AEP Utilities, Inc., CSW Energy Inc. is a holding company managing investments in wind farms.
CWIP	Construction Work in Progress.
FASB	Financial Accounting Standards Board.
FERC	Federal Energy Regulatory Commission.
GAAP	Accounting Principles Generally Accepted in the United States of America.
I&M	Indiana Michigan Power Company, an AEP electric utility subsidiary.
IMTCo	AEP Indiana Michigan Transmission Company, Inc., a wholly-owned AEPTCo transmission subsidiary.
IRS	Internal Revenue Service.
KPCo	Kentucky Power Company, an AEP electric utility subsidiary.
KTCo	AEP Kentucky Transmission Company, Inc., a wholly-owned AEPTCo transmission subsidiary.
LPSC	Louisiana Public Service Commission.
OATT	Open Access Transmission Tariff.
OHTCo	AEP Ohio Transmission Company, Inc., a wholly-owned AEPTCo transmission subsidiary.

OKTCo	AEP Oklahoma Transmission Company, Inc., a wholly-owned AEPTCo transmission subsidiary.
OPCo	Ohio Power Company, an AEP electric utility subsidiary.
Parent	American Electric Power Company, Inc., the equity owner of AEP subsidiaries within the AEP consolidation.
PJM	Pennsylvania - New Jersey - Maryland regional transmission organization.
PSO	Public Service Company of Oklahoma, an AEP electric utility subsidiary.
SPP	Southwest Power Pool regional transmission organization.
State Transcos	Wholly-owned AEPTCo transmission subsidiaries; APTCo, IMTCo, KTCo, OHTCo, OKTCo, SWTCo and WVTCo.
SWEPCo	Southwestern Electric Power Company, an AEP electric utility subsidiary.
SWTCo	AEP Southwestern Transmission Company, Inc., a wholly-owned AEPTCo transmission subsidiary.
Transmission Agreement	Dated November 2010, as amended, by and among APCo, I&M, KGPCo, KPCo, OPCo and WPCo, which allocates costs and benefits in connection with the operation of transmission assets.
Transmission Coordination Agreement	Dated January 1, 1997, as amended, by and among PSO, SWEPCo and AEPSC, which allocates costs and benefits in connection with the operation of transmission assets.
Transource Energy
Transource Energy, LLC, a consolidated variable interest entity formed for the purpose of investing in utilities which develop, acquire, construct, own and operate transmission facilities in accordance with FERC-approved rates.

Transource Missouri	A 100% wholly-owned subsidiary of Transource Energy.
Utility Money Pool	Centralized funding mechanism AEP uses to meet the short-term cash requirements of certain utility subsidiaries.
VIE	Variable Interest Entity.
Virginia SCC	Virginia State Corporation Commission.
WPCo	Wheeling Power Company, an AEP electric utility subsidiary.
WVPSC	Public Service Commission of West Virginia.
WVTCo	AEP West Virginia Transmission Company, Inc., a wholly-owned AEPTCo transmission subsidiary.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers and Shareholder of
AEP Transmission Company, LLC

We have audited the accompanying consolidated balance sheets of AEP Transmission Company, LLC and subsidiaries (the "Company") as of December 31, 2016 and 2015, and the related consolidated statements of income, changes in member’s equity, and cash flows for each of the three years in the period ended December 31, 2016. Our audits also included the financial statement schedule listed in Item 21 at Exhibit 99(e). These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of AEP Transmission Company, LLC and subsidiaries as of December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Deloitte & Touche LLP

Columbus, Ohio
April 4, 2017

AEP TRANSMISSION COMPANY, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
For the Years Ended December 31, 2016, 2015 and 2014
(in thousands)

	Years Ended December 31,
	2016	2015	2014
REVENUES
Transmission Revenues	$110,448	$84,326	$65,745
Sales to AEP Affiliates	367,506	225,572	116,458
Other Revenues	89	277	46
TOTAL REVENUES	478,043	310,175	182,249

EXPENSES
Other Operation	36,960	22,441	12,333
Maintenance	6,696	5,033	638
Depreciation and Amortization	65,875	42,350	23,698
Taxes Other Than Income Taxes	88,346	66,002	31,810
TOTAL EXPENSES	197,877	135,826	68,479

OPERATING INCOME	280,166	174,349	113,770

Other Income (Expense):
Interest Income − Affiliated	375	154	59
Allowance for Equity Funds Used During Construction	52,261	53,080	44,873
Interest Expense	(46,034)	(34,596)	(21,385)

INCOME BEFORE INCOME TAX EXPENSE	286,768	192,987	137,317

Income Tax Expense	94,079	60,043	36,092

NET INCOME	$192,689	$132,944	$101,225

See Notes to Consolidated Financial Statements beginning on page F- 9.

AEP TRANSMISSION COMPANY, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN MEMBER’S EQUITY
For the Years Ended December 31, 2016, 2015 and 2014
(in thousands)

	Paid-in Capital	Retained Earnings	Total Member’s Equity
TOTAL MEMBER’S EQUITY – DECEMBER 31, 2013	$616,500	$75,715	$692,215

Capital Contributions from Member	347,500	—	347,500
Net Income	—	101,225	101,225
TOTAL MEMBER’S EQUITY – DECEMBER 31, 2014	964,000	176,940	1,140,940

Capital Contributions from Member	279,000	—	279,000
Net Income	—	132,944	132,944
TOTAL MEMBER’S EQUITY – DECEMBER 31, 2015	1,243,000	309,884	1,552,884

Capital Contributions from Member	212,009	—	212,009
Net Income	—	192,689	192,689
TOTAL MEMBER’S EQUITY – DECEMBER 31, 2016	$1,455,009	$502,573	$1,957,582

See Notes to Consolidated Financial Statements beginning on page F- 9.

AEP TRANSMISSION COMPANY, LLC AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
ASSETS
December 31, 2016 and 2015
(in thousands)

	December 31,
	2016	2015
CURRENT ASSETS
Advances to Affiliates	$67,108	$96,118
Accounts Receivable:
Customers	11,306	12,842
Affiliated Companies	66,632	42,449
Total Accounts Receivable	77,938	55,291
Materials and Supplies	5,001	—
Accrued Tax Benefits	26,002	131,962
Prepayments and Other Current Assets	2,717	2,783
TOTAL CURRENT ASSETS	178,766	286,154

TRANSMISSION PROPERTY
Transmission Property	3,973,516	2,800,116
Other Property, Plant and Equipment	99,337	15,467
Construction Work in Progress	981,332	934,207
Total Transmission Property	5,054,185	3,749,790
Accumulated Depreciation and Amortization	99,566	51,677
TOTAL TRANSMISSION PROPERTY – NET	4,954,619	3,698,113

OTHER NONCURRENT ASSETS
Regulatory Assets	112,311	82,755
Deferred Property Taxes	102,157	86,834
Deferred Charges and Other Noncurrent Assets	1,942	2,588
TOTAL OTHER NONCURRENT ASSETS	216,410	172,177

TOTAL ASSETS	$5,349,795	$4,156,444

See Notes to Consolidated Financial Statements beginning on page F- 9.

AEP TRANSMISSION COMPANY, LLC AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
LIABILITIES AND MEMBER’S EQUITY
December 31, 2016 and 2015
(in thousands)

	December 31,
	2016	2015
CURRENT LIABILITIES
Advances from Affiliates	$4,077	$16,857
Accounts Payable:
General	289,740	192,755
Affiliated Companies	43,098	29,977
Accrued Taxes	191,777	153,900
Accrued Interest	10,541	7,968
Other Current Liabilities	10,890	16,963
TOTAL CURRENT LIABILITIES	550,123	418,420

NONCURRENT LIABILITIES
Long-term Debt − Nonaffiliated	1,931,984	1,544,401
Deferred Income Taxes	862,051	612,451
Regulatory Liabilities	44,049	28,056
Deferred Credits and Other Noncurrent Liabilities	4,006	232
TOTAL NONCURRENT LIABILITIES	2,842,090	2,185,140

TOTAL LIABILITIES	3,392,213	2,603,560

Rate Matters (Note 3)
Commitments and Contingencies (Note 5)

MEMBER’S EQUITY
Paid-in Capital	1,455,009	1,243,000
Retained Earnings	502,573	309,884
TOTAL MEMBER’S EQUITY	1,957,582	1,552,884

TOTAL LIABILITIES AND MEMBER’S EQUITY	$5,349,795	$4,156,444

See Notes to Consolidated Financial Statements beginning on page F- 9.

AEP TRANSMISSION COMPANY, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2016, 2015 and 2014
(in thousands)

	Years Ended December 31,
	2016	2015	2014
OPERATING ACTIVITIES
Net Income	$192,689	$132,944	$101,225
Adjustments to Reconcile Net Income to Net Cash Flows from Operating Activities:
Depreciation and Amortization	65,875	42,350	23,698
Deferred Income Taxes	223,096	183,180	207,141
Allowance for Equity Funds Used During Construction	(52,261)	(53,080)	(44,873)
Property Taxes	(15,323)	(25,620)	(30,034)
Change in Other Noncurrent Assets	(2,822)	1,817	(7,444)
Change in Other Noncurrent Liabilities	4,448	620	327
Changes in Certain Components of Working Capital:
Accounts Receivable	(22,647)	(26,271)	(8,819)
Materials and Supplies	(5,001)	—	—
Accounts Payable	14,307	(3,515)	762
Accrued Taxes, Net	143,837	(53,634)	20,318
Accrued Interest	2,573	926	2,795
Other Current Assets	66	(380)	(1,212)
Other Current Liabilities	47	29	(27)
Net Cash Flows from Operating Activities	548,884	199,366	263,857

INVESTING ACTIVITIES
Construction Expenditures	(1,159,495)	(1,007,791)	(858,259)
Change in Advances to Affiliates, Net	29,010	65,354	(151,835)
Acquisitions of Assets	(6,518)	(1,075)	(11,472)
Proceeds from Sales of Assets to Affiliates	—	217	238
Other Investing Activities	1,986	3,231	13,866
Net Cash Flows Used for Investing Activities	(1,135,017)	(940,064)	(1,007,462)

FINANCING ACTIVITIES
Capital Contributions from Member	212,009	279,000	347,500
Issuance of Long-term Debt − Nonaffiliated	686,904	449,008	477,733
Change in Advances from Affiliates, Net	(12,780)	12,690	(81,628)
Retirement of Long-term debt - Nonaffiliated	(300,000)	—	—
Net Cash Flows from Financing Activities	586,133	740,698	743,605

Net Change in Cash and Cash Equivalents	—	—	—
Cash and Cash Equivalents at Beginning of Period	—	—	—
Cash and Cash Equivalents at End of Period	$—	$—	$—

SUPPLEMENTARY INFORMATION
Cash Paid for Interest, Net of Capitalized Amounts	$41,997	$32,474	$17,654
Net Cash Paid (Received) for Income Taxes	(235,084)	(11,198)	(148,146)
Construction Expenditures Included in Current Liabilities as of December 31,	298,304	207,988	135,949

See Notes to Consolidated Financial Statements beginning on page F- 9.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

AEPTCo is a single member limited liability company and a wholly-owned subsidiary of AEP Transmission Holdco. AEPTCo formed the State Transcos to build, own and operate transmission facilities in various locations as indicated in the table below.

Company	Location of Facilities
APTCo	Tennessee and Virginia
IMTCo	Indiana and Michigan
KTCo	Kentucky
OHTCo	Ohio
OKTCo	Oklahoma
SWTCo	Arkansas and Louisiana
WVTCo	West Virginia

APTCo, KTCo, IMTCo, OHTCo and WVTCo are members of PJM. OKTCo and SWTCo are members of SPP. AEPTCo owns all of the State Transcos’ outstanding equity. AEPSC and other AEP subsidiaries provide services to the State Transcos through service agreements. AEPTCo and its subsidiaries do not have employees.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Rates and Service Regulation

The State Transcos’ rates are regulated by the FERC. Historically, the FERC formula rates for the State Transcos were established each July based on prior calendar year’s financial activity and projected plant balances. Effective January 1, 2017, the AEP East Transmission Companies’ implemented the modified PJM OATT formula rate calculation which establishes the annual FERC formula rates on a calendar year basis using the projected calendar year’s financial activity and projected plant balances, subject to refund. Refer to Note 3 for additional information. The FERC also regulates the State Transcos’ and AEPSC’s affiliated transactions, including intercompany billings at cost under the 2005 Public Utility Holding Company Act and the Federal Power Act. The FERC also has jurisdiction over the issuances and acquisitions of securities of the State Transcos, the acquisition or sale of certain utility assets and mergers with another electric utility or holding company. The FERC is permitted to review and audit the relevant books and records of the State Transcos.

Principles of Consolidation

The consolidated financial statements for AEPTCo include its seven wholly-owned transmission subsidiaries (State Transcos). Intercompany items are eliminated in consolidation.

Accounting for the Effects of Cost-Based Regulation

As a holding company of rate-regulated entities, AEPTCo’s consolidated financial statements reflect the actions of regulators that result in the recognition of certain revenues and expenses in different time periods than enterprises that are not rate-regulated. Under the State Transcos’ formula rate mechanism and in accordance with accounting guidance for “Regulated Operations,” the State Transcos record regulatory assets (deferred expenses) and regulatory liabilities (deferred revenue reductions or refunds) to reflect the economic effects of regulation in the same accounting period by matching expenses with their recovery through regulated revenues and by matching income with its passage to customers in cost-based regulated rates.

Use of Estimates

The preparation of these financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. These estimates include, but are not limited to, long-lived asset impairment, the effects of regulation, long-lived asset recovery and the effects of contingencies. The estimates and assumptions used are based upon management’s evaluation of the relevant facts and circumstances as of the date of the financial statements. Actual results could ultimately differ from those estimates.

Inventory

Materials and supplies inventories are carried at average cost.

Accounts Receivable

Accounts Receivable - Customers primarily includes receivables from either PJM or SPP based on the monthly allocation of the tariff rates that were authorized by FERC order.  Accounts Receivable -Affiliated primarily represents receivables from AEP Operating Companies based on the tariff rates charged to these affiliated companies for the use of the State Transcos electric transmission systems.

Concentrations of Credit Risk and Significant Customers

AEP and its subsidiaries account for the following percentages of AEPTCo’s Total Revenues for the years ended December 31, 2016, 2015 and 2014 and Total Accounts Receivable as of December 31, 2016, 2015 and 2014:

	2016	2015	2014
Percentage of Total Revenues	76.9%	72.7%	63.9%
Percentage of Total Accounts Receivable	85.5%	76.8%	81.1%

Transmission Property

Transmission property is stated at original cost. Additions, major replacements and betterments are added to the property accounts. Under the group composite method of depreciation, continuous interim routine replacements of items such as poles, transformers, etc. result in original cost retirements, less salvage, being charged to accumulated depreciation. The group composite method of depreciation assumes that on average, asset components are retired at the end of their useful lives and thus there is no gain or loss. The equipment in each primary electric plant account is identified as a separate group. The depreciation rates that are established take into account the past history of interim capital replacements and the amount of salvage received. These rates and the related lives are subject to periodic review. Removal costs accrued are typically recorded as regulatory liabilities when removal costs accrued exceed actual removal costs incurred. The asset removal costs liability is relieved as removal costs are incurred. A regulatory asset balance will occur if actual removal costs incurred exceed accumulated removal costs accrued.

The costs of labor, materials and overhead incurred to operate and maintain the transmission property is included in operating expenses.

Long-lived assets are required to be tested for impairment when it is determined that the carrying value of the assets may no longer be recoverable or when the assets meet the held-for-sale criteria under the accounting guidance for “Impairment or Disposal of Long-Lived Assets.” When it becomes probable that an asset in service or an asset under construction will be abandoned and regulatory cost recovery has been disallowed, the cost of that asset shall be removed from plant-in-service or CWIP and charged to expense.

The fair value of an asset or investment is the amount at which that asset or investment could be bought or sold in a current transaction between willing parties, as opposed to a forced or liquidation sale. Quoted market prices in active markets are the best evidence of fair value and are used as the basis for the measurement, if available. In the absence of quoted prices for identical or similar assets or investments in active markets, fair value is estimated using various internal and external valuation methods including cash flow analysis and appraisals.

Allowance for Funds Used During Construction (AFUDC)

AFUDC represents the estimated cost of borrowed and equity funds used to finance construction projects that is capitalized and recovered through depreciation over the service life of regulated transmission property. The equity component of AFUDC is recorded in Allowance for Equity Funds Used During Construction and the debt component of AFUDC is recorded as a reduction to Interest Expense.

Valuation of Nonderivative Financial Instruments

The book values of Advances to/from Affiliates, Accounts Receivable and Accounts Payable approximate fair value because of the short-term maturity of these instruments.

Fair Value Measurements of Assets and Liabilities

The accounting guidance for “Fair Value Measurements and Disclosures” establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). Where observable inputs are available for substantially the full term of the asset or liability, the instrument is categorized in Level 2. When quoted market prices are not available, pricing may be completed using comparable securities, dealer values, operating data and general market conditions to determine fair value. Valuation models utilize various inputs such as commodity, interest rate and, to a lesser degree, volatility and credit that include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, market corroborated inputs (i.e. inputs derived principally from, or correlated to, observable market data) and other observable inputs for the asset or liability.

Revenue Recognition

Regulatory Accounting

AEPTCo’s financial statements reflect the actions of regulators that can result in the recognition of revenues and expenses in different time periods than enterprises that are not rate-regulated. Regulatory assets (deferred expenses) and regulatory liabilities (deferred revenue reductions or refunds) are recorded to reflect the economic effects of regulation in the same accounting period by matching expenses with their recovery through regulated revenues and by matching income with its passage to customers in cost-based regulated rates.

When regulatory assets are probable of recovery through regulated rates, AEPTCo records them as assets on its balance sheets. AEPTCo tests for probability of recovery at each balance sheet date or whenever new events occur. Examples of new events include the issuance of a FERC order or passage of new legislation. If it is determined that recovery of a regulatory asset is no longer probable, AEPTCo writes off that regulatory asset as a charge against income.

Transmission Revenue Accounting

Pursuant to an order approved by the FERC, the AEP East Transmission Companies and the AEP West Transmission Companies are included in the OATT administered by PJM and SPP, respectively. The FERC order implemented an annual transmission revenue requirement for each of the AEP East Transmission Companies and the AEP West Transmission Companies. Under this requirement, AEPSC, on behalf of the AEP East Transmission Companies and the AEP West Transmission Companies, makes annual filings in order to recover prudently incurred costs and an allowed return on plant in service. An annual formula rate filing is made for each calendar year using estimated costs, which is used to determine the billings to PJM and SPP ratepayers. The annual rate filing is compared to actual costs with any over- or under-recovery being trued-up with interest and recovered in a future year’s rates.

In accordance with the accounting guidance for “Regulated Operations-Revenue Recognition”, AEPTCo recognizes revenue related to OATT rate true-ups immediately following the annual FERC filings. Any portion of the true-ups applicable to an affiliated company is recorded as Accounts Receivable-Affiliated Companies or Accounts Payable-Affiliated Companies on the balance sheets. Any portion of the true-ups applicable to third parties is recorded as Regulatory Assets or Regulatory Liabilities on the balance sheets.

Income Taxes

AEPTCo is a single member limited liability company which is a disregarded entity for income tax purposes. AEPTCo uses the liability method of accounting for income taxes. Under the liability method, deferred income taxes are provided for all temporary differences between the book and tax basis of assets and liabilities which will result in a future tax consequence.

When the flow-through method of accounting for temporary differences is reflected in regulated revenues (that is, when deferred taxes are not included in the cost of service for determining regulated rates for electricity), deferred income taxes are recorded and related regulatory assets and liabilities are established to match the regulated revenues and tax expense.

AEPTCo accounts for uncertain tax positions in accordance with the accounting guidance for “Income Taxes.” AEPTCo classifies interest expense or income related to uncertain tax positions as interest expense or income as appropriate and classifies penalties as Other Operation expense on the statements of income. AEPTCo’s uncertain tax positions are immaterial to the financial statements.

Long-term Debt

Debt issuance expenses are deferred and amortized generally utilizing the straight-line method over the term of the related debt. The straight-line method approximates the effective interest method and is consistent with the treatment in rates for regulated operations. The net amortization expense is included in Interest Expense on the statements of income.

Subsequent Events

Management reviewed subsequent events through April 4, 2017, the date that AEPTCo’s 2016 Annual Report was issued.

2. NEW ACCOUNTING PRONOUNCEMENTS

Upon issuance of final pronouncements, management reviews the new accounting literature to determine its relevance, if any, to AEPTCo’s business. The following final pronouncements will impact the financial statements.

ASU 2014-09 “Revenue from Contracts with Customers” (ASU 2014-09)

In May 2014, the FASB issued ASU 2014-09 clarifying the method used to determine the timing and requirements for revenue recognition on the statements of income. Under the new standard, an entity must identify the performance obligations in a contract, determine the transaction price and allocate the price to specific performance obligations to recognize the revenue when the obligation is completed. The amendments in this update also require disclosure of sufficient information to allow users to understand the nature, amount, timing and uncertainty of revenue and cash flow arising from contracts.

The FASB deferred implementation of ASU 2014-09 under the terms in ASU 2015-14, “Revenue from Contracts with Customers (Topic: 606): Deferral of the Effective Date.” The new accounting guidance is effective for interim and annual periods beginning after December 15, 2017 with early adoption permitted.

Management continues to analyze the impact of the new revenue standard and related ASUs. During 2016, initial revenue contract assessments were completed. Material revenue streams were identified within the AEP System and representative contract/transaction types were sampled. Performance obligations identified within each material revenue stream were evaluated to determine whether the obligations were satisfied at a point in time or over time. Contracts determined to be satisfied over time generally qualified for the invoicing practical expedient since the invoiced amounts reasonably represented the value to customers of performance obligations fulfilled to date. Based upon the completed assessments, management does not expect a material impact to the timing of revenue recognized or net income and plans to elect the modified retrospective transition approach upon adoption. Management also continues to monitor unresolved industry implementation issues, including items related to collectability and alternative revenue programs, and will analyze the related impacts to revenue recognition. Management plans to adopt ASU 2014-09 effective January 1, 2018.

ASU 2015-11 “Simplifying the Measurement of Inventory” (ASU 2015-11)

In July 2015, the FASB issued ASU 2015-11 simplifying the guidance on the subsequent measurement of inventory, excluding inventory measured using last-in, first-out or the retail inventory method. Under the new standard, inventory should be at the lower of cost and net realizable value. The new accounting guidance is effective for interim and annual periods beginning after December 15, 2016 with early adoption permitted. Management adopted ASU 2015-11 prospectively, effective January 1, 2017. There was no impact on results of operations, financial position or cash flows at adoption.

ASU 2016-01 “Recognition and Measurement of Financial Assets and Financial Liabilities” (ASU 2016-01)

In January 2016, the FASB issued ASU 2016-01 enhancing the reporting model for financial instruments. Under the new standard, equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) are required to be measured at fair value with changes in fair value recognized in net income. The new standard also amends disclosure requirements and requires separate presentation of financial assets and liabilities by measurement category and form of financial asset (that is, securities or loans and receivables) on the balance sheet or the accompanying notes to the financial statements. The amendments also clarify that an entity should evaluate the need for a valuation allowance on a deferred tax asset related to available-for-sale securities in combination with the entity’s other deferred tax assets.

The new accounting guidance is effective for interim and annual periods beginning after December 15, 2017 with early adoption permitted. The amendments will be applied by means of a cumulative-effect adjustment to the balance sheet as of the beginning of the fiscal year of adoption. Management is analyzing the impact of this new standard and, at this time, cannot estimate the impact of adoption on net income. Management plans to adopt ASU 2016-01 effective January 1, 2018.

ASU 2016-02 “Accounting for Leases” (ASU 2016-02)

In February 2016, the FASB issued ASU 2016-02 increasing the transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. Under the new standard, an entity must recognize an asset and liability for operating leases on the balance sheets. Additionally, a capital lease will be known as a finance lease going forward. Leases with lease terms of 12 months or longer will be subject to the new requirements. Fundamentally, the criteria used to determine lease classification will remain the same, but will be more subjective under the new standard.

The new accounting guidance is effective for annual periods beginning after December 15, 2018 with early adoption permitted. The guidance will be applied by means of a modified retrospective approach. The modified retrospective approach will require lessees and lessors to recognize and measure leases at the beginning of the earliest period presented.

Management continues to analyze the impact of the new lease standard. During 2016, initial lease contract assessments were completed. The AEP System lease population was identified and representative lease contracts were sampled. Based upon the completed assessments, management prepared a system gap analysis to outline new disclosure compliance requirements compared to current system capabilities. Lease system options are currently being evaluated. Management plans to elect certain of the following practical expedients upon adoption:

Practical Expedient	Description
Overall Expedients (for leases commenced prior to adoption date and must be adopted as a package)
Do not need to reassess whether any expired or existing contracts are/or contain leases, do not need to reassess the lease classification for any expired or existing leases and do not need to reassess initial direct costs for any existing leases.

Lease and Non-lease Components (elect by class of underlying asset)	Elect as an accounting policy to not separate non-lease components from lease components and instead account for each lease and associated non-lease component as a single lease component.
Short-term Lease (elect by class of underlying asset)	Elect as an accounting policy to not apply the recognition requirements to short-term leases.
Lease term	Elect to use hindsight to determine the lease term.

Management expects the new standard to impact financial position, but not results of operations or cash flows. Management also continues to monitor unresolved industry implementation issues, including items related to pole attachments and easements and right-of-ways, and will analyze the related impacts to lease accounting. Management plans to adopt ASU 2016-02 effective January 1, 2019.

3. RATE MATTERS

The State Transcos are involved in rate and regulatory proceedings at the FERC and their state commissions. This note discusses rate matters and related regulatory proceedings that could have a material impact on AEPTCo’s net income, cash flows and possibly financial condition.

Arkansas and Louisiana Rate Matters

In 2011, SWTCo filed with the LPSC to seek commission approval, to the extent necessary, of SWTCo’s status as a transmission-only public utility in the state of Louisiana. In 2014, SWTCo filed additional supplemental testimony with the LPSC. A decision from the LPSC is pending. Management is unable to predict the outcome of this filing.

As a result of a 2015 APSC order that denied SWTCo's application to operate as a transmission-only public utility in the state of Arkansas, the December 31, 2016 financial statements reflect a provision for the Arkansas portion of FERC formula revenues.

Virginia Rate Matters

Based on a previous ruling by the Virginia SCC, APTCo can seek certification of future projects in its own name but the Virginia SCC will determine whether the project will ultimately be owned by APTCo or APCo.

Tennessee Rate Matters

As a result of separate orders issued by the Virginia SCC and the WVPSC in December 2016, APTCo can construct, own, operate, and maintain transmission facilities and equipment in Tennessee using land and right of way (ROW) of APCo or APTCo in Tennessee.

SPP OATT Upgrade Costs
Under the SPP OATT, costs of participant-funded transmission upgrades may be recovered, in part, from SPP customers whose transmission service is dependent upon capacity enabled by the upgrades. Prior to 2016, SPP had not charged its customers any amounts attributable to these upgrades. In November 2016, SPP billed transmission service customers, including OKTCo and SWTCo, for upgrade costs incurred since 2008. OKTCo and SWTCo recognized a net unfavorable impact of approximately $496 thousand and $3 thousand, respectively, related to the OATT upgrade costs.
FERC Rate Matters

FERC Transmission Complaint

In October 2016, several parties filed a joint complaint with the FERC that states the base return on common equity used by various AEP affiliates, including the State Transcos that operate in PJM, in calculating formula transmission rates under the PJM OATT is excessive and should be reduced from 10.99% to 8.32%, effective upon the date of the complaint. Management believes its financial statements adequately address the impact of the complaint. If the FERC orders revenue reductions as a result of the complaint, including refunds from the date of the complaint filing, it could reduce future net income and cash flows and impact financial condition.

Proposed Modifications to AEP East Transmission Rates

In November 2016, certain AEP affiliates, including the AEP East Transmission Companies, filed an application with the FERC to modify the PJM OATT formula transmission rate calculation, including an adjustment to recover a tax-related regulatory asset and a shift from historical to estimated expenses, with a proposed effective date of January 1, 2017. The filing proposed that the rates would be implemented based upon the date provided in the resulting FERC order. In March 2017, the FERC accepted the proposed modifications effective January 1, 2017, subject to refund, and set this matter for hearing and settlement procedures. Effective January 1, 2017, the AEP East Transmission Companies’ implemented the modified PJM OATT formula rate calculation which established the 2017 calendar year formula rates based on projected 2017 calendar year financial activity and projected plant balances. As accepted by the FERC, the AEP East Transmission Companies established 2017 calendar year rates based on an annual transmission revenue requirement of $583 million and recovery of the remaining $33 million of 2015 under-recovered revenues included in the May 2016 transmission rate filing. Any under-recovery for the period from January 2016 through December 2016 will be incorporated in the 2018 projected transmission revenue requirement. If the FERC determines that any of these costs are not recoverable, it could reduce future net income and cash flows and impact financial condition.

2016 Transmission Rate Filings for AEP East Transmission Companies

In May 2016, AEPSC, on behalf of the AEP East Transmission Companies, filed annual transmission revenue requirements with the FERC and PJM for the period July 2016 through June 2017. This filing established the following projected revenue requirements and prior year (over)/under-recovery of revenues, including carrying charges:

Company	Projected Revenue Requirements	Prior Year (Over)/Under-Recovery of Revenues
	(in thousands)
APTCo	$109	$(97)
IMTCo	97,839	8,830
KTCo	6,832	(202)
OHTCo	258,134	49,925
WVTCo	56,960	6,678
Total – PJM Activity	$419,874	$65,134

PJM implemented these rates in July 2016, subject to refund and true-up. Effective January 1, 2017, the FERC accepted modifications to the formula rate calculation. See “Proposed Modifications to AEP East Transmission Rates” disclosure above.

2015 Transmission Rate Filings for AEP East Transmission Companies

In May 2015, AEPSC, on behalf of the AEP East Transmission Companies, filed annual transmission revenue requirements with the FERC and PJM for the period July 2015 through June 2016. This filing established the following projected revenue requirements and prior year under-recovery of revenues, including carrying charges:

Company	Projected Revenue Requirements	Prior Year Under-Recovery of Revenues
	(in thousands)
APTCo	$219	$86
IMTCo	43,818	7,940
KTCo	3,318	6
OHTCo	191,022	30,429
WVTCo	34,567	3,432
Total – PJM Activity	$272,944	$41,893

PJM implemented these rates in July 2015, subject to refund and true-up.

2016 Transmission Rate Filings for AEP West Transmission Companies

In May 2016, AEPSC, on behalf of the AEP West Transmission Companies, filed annual transmission revenue requirements with the FERC and SPP for the period July 2016 through June 2017. This filing established the following projected revenue requirements and prior year (over)/under recovery of revenues, including carrying charges:

	Projected	Prior Year
	Revenue	(Over)/Under-Recovery
Company	Requirements	of Revenues
	(in thousands)
OKTCo	$63,676	$5,969
SWTCo	131	(53)
Total – SPP Activity	$63,807	$5,916

SPP implemented these rates in July 2016, subject to refund and true-up.

2015 Transmission Rate Filings for AEP West Transmission Companies

In 2015, AEPSC, on behalf of the AEP West Transmission Companies, filed annual transmission revenue requirements with the FERC and SPP for the period July 2015 through June 2016. This filing established the following projected revenue requirements and prior year (over)/under recovery of revenues, including carrying charges:

	Projected	Prior Year
	Revenue	(Over)/Under-Recovery
Company	Requirements	of Revenues
	(in thousands)
OKTCo	$46,664	$1,485
SWTCo	144	(42)
Total – SPP Activity	$46,808	$1,443

SPP implemented these rates in July 2015, subject to refund and true-up.

4. EFFECTS OF REGULATION

AEPTCo’s regulatory assets and liabilities are comprised of the following items:

	December 31,		Remaining
Regulatory Assets:	2016	2015	Recovery Period
	(in thousands)
Noncurrent Regulatory Assets
Regulatory assets approved for recovery:

Regulatory Assets Currently Earning a Return
Income Taxes, Net (a)	$106,143	$79,639	57 years
Under-Recovered SPP Revenues	1,529	—	1 year
Regulatory Assets Currently Not Earning a Return
Under-Recovered OATT Costs	4,639	3,116	1 year
Total Regulatory Assets Approved for Recovery	112,311	82,755

Total Noncurrent Regulatory Assets	$112,311	$82,755

	December 31,		Remaining
Regulatory Liabilities:	2016	2015	Refund Period
	(in thousands)
Noncurrent Regulatory Liabilities
Regulatory liabilities approved for payment:

Regulatory Liabilities Currently Paying a Return
Asset Removal Costs	$44,049	$28,056	(b)
Total Regulatory Liabilities Approved for Payment	44,049	28,056

Total Noncurrent Regulatory Liabilities	$44,049	$28,056

(a)
In March 2017, the FERC accepted proposed modifications to the PJM OATT formula rate calculation, effective January 2017, subject to refund, and set the matter for hearing and settlement. As accepted, the modifications to the PJM OATT formula rate calculation include the recovery of these tax-related regulatory assets.

(b)	Relieved as removal costs are incurred.

5. COMMITMENTS, GUARANTEES AND CONTINGENCIES

AEPTCo is subject to certain claims and legal actions arising in its ordinary course of business. In addition, business activities of AEPTCo are subject to extensive governmental regulation related to public health and the environment. The ultimate outcome of such pending or potential litigation cannot be predicted. Management accrues contingent liabilities only when management concludes that it is both probable that a liability has been incurred at the date of the financial statements and the amount of loss can be reasonably estimated. When management determines that it is not probable, but rather reasonably possible that a liability has been incurred at the date of the financial statements, management discloses such contingencies and the possible loss or range of loss if such estimate can be made. Any estimated range is based on currently available information and involves elements of judgment and significant uncertainties. Any estimated range of possible loss may not represent the maximum possible loss exposure. Circumstances change over time and actual results may vary significantly from estimates.

For current proceedings not specifically discussed below, management does not anticipate that the liabilities, if any, arising from such proceedings would have a material effect on the financial statements.

COMMITMENTS

AEPTCo has construction commitments to support its operations and investments. In managing the overall construction program and in the normal course of business, AEPSC provides project development services and the State Transcos each contractually commit to third-party construction vendors for certain material purchases and other construction services. The State Transcos purchase materials, supplies, services and property, plant and equipment under contract as part of their normal course of business. Certain supply contracts contain penalty provisions for early termination.

In accordance with the accounting guidance for “Commitments”, AEPTCo had no actual contractual commitments as of December 31, 2016.

GUARANTEES

Liabilities for guarantees are recorded in accordance with the accounting guidance for “Guarantees.” There is no collateral held in relation to any guarantees. In the event any guarantee is drawn, there is no recourse to third parties unless specified below.

Indemnifications and Other Guarantees

AEPTCo enters into certain types of contracts which require indemnifications. Typically these contracts include, but are not limited to, lease agreements, purchase agreements and financing agreements. Generally, these agreements may include, but are not limited to, indemnifications around certain tax, contractual and environmental matters. As of December 31, 2016, there were no material liabilities recorded for any indemnifications.

CONTINGENCIES

Insurance and Potential Losses

AEPTCo maintains property insurance coverage normal and customary for an electric utility, subject to various deductibles. Insurance includes coverage for all risks of physical loss or damage to AEPTCo property, subject to insurance policy conditions and exclusions. Covered property generally includes substations, facilities and inventories. Excluded property generally includes transmission lines, poles and towers. The insurance program for AEPTCo also generally provides coverage against loss arising from certain claims made by third parties and are in excess of retentions absorbed by AEPTCo . Coverage is generally provided by a combination of various industry mutual and/or commercial insurance carriers.

Some potential losses or liabilities may not be insurable or the amount of insurance carried may not be sufficient to meet potential losses and liabilities. Future losses or liabilities, if they occur, which are not completely insured, unless recovered from customers, could reduce future net income and cash flows and impact financial condition.

6. BUSINESS SEGMENTS

AEPTCo Parent is the holding company of seven FERC-regulated transmission-only electric utilities (State Transcos). The seven State Transcos have been identified as operating segments of AEPTCo under the accounting guidance for “Segment Reporting”. The State Transcos business consists of developing, constructing and operating transmission facilities at the request of the regional transmission organizations in which they operate and in replacing and upgrading facilities, assets and components of the existing AEP transmission system as needed to maintain reliability standards and providing service to AEP’s wholesale and retail customers. The State Transcos are regulated for rate-making purposes exclusively by FERC and earn revenues through tariff rates charged for the use of their electric transmission systems.

AEPTCo’s Chief Operating Decision Maker (CODM) makes operating decisions, allocates resources to and assesses performance based on these operating segments. The seven State Transco operating segments all have similar economic characteristics and meet all of the criteria under the accounting guidance for “Segment Reporting” to be aggregated into one operating segment. As a result, AEPTCo has one reportable segment. The remainder of AEPTCo’s activities is presented in AEPTCo Parent. While not considered a reportable segment, AEPTCo Parent represents the activity of the holding company which primarily relates to debt financing activity and general corporate activities.

The tables below present AEPTCo’s reportable segment income statement information for the years ended December 31, 2016, 2015 and 2014 and reportable segment balance sheet information as of December 31, 2016 and 2015.

	State Transcos	AEPTCo Parent	Reconciling Adjustments		AEPTCo Consolidated
	(in thousands)
2016
Revenues from:
External Customers	$110,448	$—	$—		$110,448
Sales to AEP Affiliates	367,506	—	—		367,506
Other	89	—	—		89
Total Revenues	$478,043	$—	$—		$478,043

Depreciation and Amortization	$65,875	$—	$—		$65,875
Interest Income - Affiliated	60	57,762	(57,447)	(a)	375
Allowance for Equity Funds Used During Construction	52,261	—	—		52,261
Interest Expense	45,595	57,886	(57,447)	(a)	46,034
Income Tax Expense (Credit)	94,409	(330)	—		94,079
Equity Earnings in State Transcos	—	193,300	(193,300)	(b)	—

Net Income (Loss)	$193,300	$192,689	$(193,300)	(b)	$192,689

Gross Property Additions	$1,166,013	$—	$—		$1,166,013

Total Transmission Property	$5,054,185	$—	$—		$5,054,185
Accumulated Depreciation and Amortization	99,566	—	—		99,566
Total Transmission Property – Net	$4,954,619	$—	$—		$4,954,619

Notes Receivable - Affiliated	$—	$1,950,000	$(1,950,000)	(c)	$—

Total Assets	$5,337,501	$3,947,814	$(3,935,520)	(d)	$5,349,795

Total Long-term Debt	$1,931,984	$1,950,000	$(1,950,000)	(c)	$1,931,984

	State Transcos	AEPTCo Parent	Reconciling Adjustments		AEPTCo Consolidated
	(in thousands)
2015
Revenues from:
External Customers	$84,326	$—	$—		$84,326
Sales to AEP Affiliates	225,572	—	—		225,572
Other	277	—	—		277
Total Revenues	$310,175	—	—		$310,175

Depreciation and Amortization	$42,350	$—	$—		$42,350
Interest Income - Affiliated	83	49,619	(49,548)	(a)	154
Allowance for Equity Funds Used During Construction	53,080	—	—		53,080
Interest Expense	34,362	49,782	(49,548)	(a)	34,596
Income Tax Expense (Credit)	60,165	(122)	—		60,043
Equity Earnings in State Transcos	—	133,171	(133,171)	(b)	—

Net Income (Loss)	$133,171	$132,944	$(133,171)	(b)	$132,944

Gross Property Additions	$1,008,866	$—	$—		$1,008,866

Total Transmission Property	$3,749,790	$—	$—		$3,749,790
Accumulated Depreciation and Amortization	51,677	—	—		$51,677
Total Transmission Property – Net	$3,698,113	$—	$—		$3,698,113

Notes Receivable - Affiliated	$—	$1,550,000	$(1,550,000)	(c)	$—

Total Assets	$4,143,562	$3,143,160	$(3,130,278)	(d)	$4,156,444

Total Long-term Debt	$1,544,401	$1,550,000	$(1,550,000)	(c)	$1,544,401

	State Transcos	AEPTCo Parent	Reconciling Adjustments		AEPTCo Consolidated
	(in thousands)
2014
Revenues from:
External Customers	$65,745	$—	$—		$65,745
Sales to AEP Affiliates	116,458	—	—		116,458
Other	46	—	—		46
Total Revenues	$182,249	$—	$—		$182,249

Depreciation and Amortization	$23,698	$—	$—		$23,698
Interest Income - Affiliated	37	29,921	(29,899)	(a)	59
Allowance for Equity Funds Used During Construction	44,873	—	—		44,873
Interest Expense	21,161	30,123	(29,899)	(a)	21,385
Income Tax Expense (Credit)	36,225	(133)	—		36,092
Equity Earnings in State Transcos	—	101,474	(101,474)	(b)	—

Net Income (Loss)	$101,474	$101,225	$(101,474)	(b)	$101,225

Gross Property Additions	$869,731	$—	$—		$869,731

Total Assets	$2,919,195	$2,266,769	$(2,256,159)	(d)	$2,929,805

(a)	Elimination of intercompany interest income/interest expense on affiliated debt arrangement.

(b)	Elimination of AEPTCo Parent’s equity earnings in the State Transcos.

(c)	Elimination of intercompany debt.

(d)	Primarily relates to the elimination of AEPTCo Parent’s investment in the State Transcos and Notes Receivable from the State Transcos.

7. FAIR VALUE MEASUREMENTS

Fair Value Measurements of Long-term Debt

The fair values of Long-term Debt are based on quoted market prices, without credit enhancements, for the same or similar issues and the current interest rates offered for instruments with similar maturities classified as Level 2 measurement inputs. These instruments are not marked-to-market. The estimates presented are not necessarily indicative of the amounts that could be realized in a current market exchange.

The book values and fair values of Long-term Debt as of December 31, 2016 and December 31, 2015 are summarized in the following table:

	December 31, 2016		December 31, 2015
	Book Value	Fair Value	Book Value	Fair Value
	(in thousands)
Long-term Debt	$1,931,984	$1,984,318	$1,544,401	$1,568,434

8. INCOME TAXES

The details of AEPTCo’s income taxes as reported are as follows:

	Years Ended December 31,
	2016	2015	2014
	(in thousands)
Federal:
Current	$(129,442)	$(126,310)	$(167,030)
Deferred	205,938	171,264	198,048
Total Federal	76,496	44,954	31,018

State and Local:
Current	425	3,173	(4,019)
Deferred	17,158	11,916	9,093
Total State and Local	17,583	15,089	5,074

Income Tax Expense	$94,079	$60,043	$36,092

The following is a reconciliation of the differences between the amount of federal income taxes computed by multiplying book income before income taxes by the federal statutory rate and the amount of income taxes reported:

	Years Ended December 31,
	2016	2015	2014
	(in thousands)
Net Income	$192,689	$132,944	$101,225
Income Tax Expense	94,079	60,043	36,092
Pretax Income	$286,768	$192,987	$137,317

Income Taxes on Pretax Income at Statutory Rate (35%)	$100,369	$67,545	$48,061
Increase (Decrease) in Income Taxes Resulting from the Following Items:
AFUDC	(18,291)	(18,578)	(15,706)
State and Local Income Taxes, Net	11,429	9,773	3,223
Valuation Allowance	(10)	45	77
Other	582	1,258	437
Income Tax Expense	$94,079	$60,043	$36,092

Effective Income Tax Rate	32.8%	31.1%	26.3%

The following table shows elements of AEPTCo’s net deferred tax liability and significant temporary differences:

	December 31,
	2016	2015
	(in thousands)
Deferred Tax Assets	$61,443	$42,019
Deferred Tax Liabilities	(923,494)	(654,470)
Net Deferred Tax Liabilities	$(862,051)	$(612,451)

Property Related Temporary Differences	$(825,620)	$(569,540)
Amounts Due from Customers for Future Federal Income Taxes	(37,150)	(27,874)
Deferred State Income Taxes	(55,573)	(34,775)
Deferred Federal Income Taxes on Deferred State Income Taxes	19,451	12,171
Net Operating Loss Carryforward	33,391	7,312
Valuation Allowance	(95)	(121)
All Other, Net	3,545	376
Net Deferred Tax Liabilities	$(862,051)	$(612,451)

AEP System Tax Allocation Agreement

AEPTCo and its subsidiaries join in the filing of a consolidated federal income tax return with its affiliates in the AEP System. The allocation of the AEP System’s current consolidated federal income tax to the AEP System companies allocates the benefit of current tax losses to the AEP System companies giving rise to such losses in determining their current tax expense. The consolidated net operating loss of the AEP System is allocated to each company in the consolidated group with taxable losses. The tax benefit of Parent is allocated to its subsidiaries with taxable income. With the exception of the allocation of the consolidated AEP System net operating loss and the loss of Parent, the method of allocation reflects a separate return result for each company in the consolidated group.

Federal and State Income Tax Audit Status

AEPTCo and other AEP Subsidiaries are no longer subject to U.S. federal examination for years before 2011. The IRS examination of years 2011, 2012 and 2013 started in April 2014. AEP and subsidiaries received a Revenue Agents Report in April 2016, completing the 2011 through 2013 audit cycle indicating an agreed upon audit. The 2011 through 2013 audit was submitted to the Congressional Joint Committee on Taxation for approval. The Joint Committee referred the audit back to the IRS exam team for further consideration. Although the outcome of tax audits is uncertain, in management’s opinion, adequate provisions for federal income taxes have been made for potential liabilities resulting from such matters. In addition, AEPTCo accrues interest on any uncertain tax positions. Management is not aware of any issues for open tax years that upon final resolution are expected to materially impact net income.

AEPTCo and other AEP subsidiaries file income tax returns in various state and local jurisdictions. These taxing authorities routinely examine the tax returns and AEPTCo and other AEP subsidiaries are currently under examination in several state and local jurisdictions. However, it is possible that previously filed tax returns have positions that may be challenged by these tax authorities. Management believes that adequate provisions for income taxes have been made for potential liabilities resulting from such challenges and that the ultimate resolution of these audits will not materially impact net income.

Net Income Tax Operating Loss Carryforward

As of December 31, 2016, AEPTCo recognized federal net income tax operating losses of $69 million which were driven primarily by bonus depreciation. As of December 31, 2016, AEPTCo had $24 million of unrealized federal net operating loss carryforward tax benefits. Management anticipates future taxable income will be sufficient to realize the remaining net income tax operating loss tax benefits before the federal carryforward expires after 2036. AEPTCo also had state net income tax operating loss carryforwards of $247 million (of which $244 million relates to Oklahoma) and $187 million (of which $185 million relates to Oklahoma), as of December 31, 2016 and 2015, respectively. Management also anticipates future taxable income will be sufficient to realize the remaining state net income tax operating loss tax benefits before the state carryforward expires for each state after 2036, except Arkansas which has an expiration date after 2021.

Tax Credit Carryforward

As of December 31, 2016, AEPTCo had unused alternative minimum tax credit carryforwards of $203 thousand. AEPTCo anticipates future federal taxable income will be sufficient to realize the tax benefits of the federal tax credits.

Valuation Allowance

Management assesses past results and future operations to estimate and evaluate available positive and negative evidence to determine whether sufficient future taxable income will be generated in order to realize existing deferred tax assets. A significant piece of objective negative information evaluated was the state net income tax operating losses sustained in 2016 and prior years. Other objective negative evidence evaluated is the impact recently enacted federal tax legislation will have on future taxable income and on the ability to benefit from the carryforward of charitable contribution deductions. The positive evidence management considered is the history of positive pretax income and the fact that the tax losses resulted from temporary differences that will reverse in future periods. On the basis of the evaluation of all available positive and negative evidence, as of December 31, 2016 and December 31, 2015, a valuation allowance of $95 thousand and $111 thousand, respectively, net of federal tax, has been recorded by AEPTCo in order to recognize only the portion of the deferred tax assets that, more likely than not, will be realized. In addition, AEPTCo recorded a valuation allowance of $10 thousand in the fourth quarter of 2015 related to the expected expiration of charitable contribution carryforward deductions. In the fourth quarter of 2016, AEPTCo reversed the $10 thousand valuation allowance associated with charitable contributions that expired at the end of the year. The amount of the deferred tax assets considered realizable, however, could be adjusted if estimates of future taxable income during the carryforward period changes.

Federal Tax Legislation

The Tax Increase Prevention Act of 2014 (the 2014 Act) was enacted in December 2014. Included in the 2014 Act was a one-year extension of the 50% bonus depreciation. The 2014 Act also retroactively extended the life of research and development, employment and several energy tax credits, which expired at the end of 2013. The enacted provisions did not materially impact AEPTCo’s net income or financial condition but did have a favorable impact on cash flows in 2015.

The Protecting Americans from Tax Hikes Act of 2015 (PATH) included an extension of the 50% bonus depreciation for three years through 2017, phasing down to 40% in 2018 and 30% in 2019. PATH also provided for the extension of research and development, employment and several energy tax credits for 2015. PATH also includes provisions to extend the wind energy production tax credit through 2016 with a three-year phase-out (2017-2019), and to extend the 30% temporary solar investment tax credit for three years through 2019 with a two-year phase-out (2020-2021). PATH also provided for a permanent extension of the Research and Development tax credit. The enacted provisions did not materially impact AEPTCo’s net income or financial condition but will have a favorable impact on future cash flows.

Federal Tax Regulations

In 2013, the U.S. Treasury Department issued final and re-proposed regulations regarding the deduction and capitalization of expenditures related to tangible property, effective for the tax years beginning in 2014. In addition, the IRS has issued Revenue Procedures under the Industry Issue Resolutions program that provides specific guidance for the implementation of the regulations for the electric utility industry. These final regulations did not materially impact net income, cash flows or financial condition.

State Tax Legislation − Impacting IMTCo

Legislation was passed by the state of Indiana in May 2011 enacting a phased reduction in corporate income tax rates from 8.5% to 6.5%. The 8.5% Indiana corporate income tax rate will be reduced 0.5% each year beginning after June 30, 2012 with the final reduction occurring in years beginning after June 30, 2015. Additional legislation was passed by the state of Indiana reducing the corporate income tax rate from 6.5% in 2016 to 4.9% beginning after June 30, 2016 with the final reduction occurring in years beginning after June 30, 2021. The enacted legislation did not materially impact AEPTCo’s net income, cash flows or financial condition.

State Tax Legislation − Impacting WVTCo

During the third quarter of 2013, it was determined that the state of West Virginia had achieved certain minimum levels of shortfall reserve funds. As a result, the West Virginia corporate income tax rate was reduced from 7.0% to 6.5% in 2014. The enacted provision did not materially impact AEPTCo’s net income, cash flows or financial condition.

State Tax Legislation − Impacting SWTCo

In March 2016, Louisiana enacted several tax bills impacting income taxes, franchise taxes and sales taxes. The income tax provisions limit the use of Louisiana net operating losses and the sales tax provisions increase the sales tax rate and suspend or eliminate certain exemptions. The legislation is not expected to materially impact AEPTCo’s net income, cash flows or financial condition.

9. LEASES

IMTCo, OHTCo, OKTCo and WVTCo have leases of property, plant and equipment. These leases require payments of related property taxes, maintenance and operating costs. The majority of the leases have purchase or renewal options and will be renewed or replaced by other leases.

Lease rentals for operating leases are generally charged to Other Operation expense in accordance with rate-making treatment for regulated operations. AEPTCo’s components of rental costs are as follows:

	Years Ended December 31,
Lease Rental Costs	2016	2015	2014
	(in thousands)
Net Lease Expense on Operating Leases	$864	$471	$352
Total Lease Rental Costs	$864	$471	$352

AEPTCo’s future minimum lease payments consisted of the following as of December 31, 2016:

Noncancelable
Future Minimum Lease Payments	Operating Leases
(in thousands)
2017	$938
2018	806
2019	452
2020	445
2021	218
Later Years	—
Total Future Minimum Lease Payments	$2,859

10. FINANCING ACTIVITIES

Long-term Debt

The following table details long-term debt outstanding as of December 31, 2016 and 2015:

			Weighted
			Average
			Interest
			Rate as of			Outstanding as of
			December 31,	Interest Rate Ranges as of December 31,		December 31,
Type of Debt	Maturity		2016	2016	2015	2016	2015
						(in thousands)
Senior Unsecured Notes	2018-2046		3.93%	2.68%-5.52%	2.68%-5.52%	$1,931,984	$1,244,751
Other Long-term Debt	2016	(a)	NA	NA	1.16%-1.23%	—	299,650
Total Long-term Debt						$1,931,984	$1,544,401

(a) Original maturity of Other Long-term Debt was 2017. AEPTCo Parent retired the Other Long-term Debt in November 2016.
NA Not applicable.

						After
	2017	2018	2019	2020	2021	2021	Total
	(in thousands)
Principal Amount	$—	$50,000	$85,000	$—	$50,000	$1,765,000	$1,950,000
Debt Issuance Costs							(18,016)
Total Long-term Debt
Outstanding							$1,931,984

Corporate Borrowing Program

The AEP System uses a corporate borrowing program to meet the short-term borrowing needs of AEP’s subsidiaries. The corporate borrowing program includes a Utility Money Pool, which funds AEP’s utility subsidiaries. The AEP System Utility Money Pool operates in accordance with the terms and conditions of the AEP System Utility Money Pool agreement filed with the FERC. AEP has a direct financing relationship with AEPTCo Parent and SWTCo to meet their short-term borrowing needs. APTCo, IMTCo, KTCo, OHTCo, OKTCo and WVTCo have been approved to participate in the Utility Money Pool to finance their short-term borrowing needs. SWTCo is awaiting regulatory approval from the LPSC to begin participating in AEP’s Utility Money Pool.

APTCo’s, IMTCo’s, KTCo’s, OHTCo’s, OKTCo’s and WVTCo’s amounts of outstanding loans to (borrowings from) the Utility Money Pool as of December 31, 2016 and 2015 are included in Advances to Affiliates and Advances from Affiliates, respectively, on the balance sheets. APTCo’s, IMTCo’s, KTCo’s, OHTCo’s, OKTCo’s and WVTCo’s money pool activity and corresponding authorized borrowing limits for the years ended December 31, 2016 and 2015 are described in the following tables:

					Net
					Loans to
	Maximum	Maximum	Average	Average	(Borrowings from)	Authorized
	Borrowings	Loans	Borrowings	Loans	the Utility	Short-term
	from Utility	to Utility	from Utility	to Utility	Money Pool as of	Borrowing
Company	Money Pool	Money Pool	Money Pool	Money Pool	December 31, 2016	Limit
	(in thousands)
APTCo	$1,452	$286	$867	$166	$(1,397)	$40,000
IMTCo	131,167	26,463	70,636	11,112	15,067	180,000
KTCo	9,115	3,630	6,266	1,672	3,476	75,000
OHTCo	111,651	46,358	51,820	15,233	34,323	250,000
OKTCo	78,673	4,215	31,146	1,936	(1,234)	125,000
WVTCo	44,979	24,627	20,466	6,682	(401)	125,000
Total					$49,834

					Net
					Loans to
	Maximum	Maximum	Average	Average	(Borrowings from)	Authorized
	Borrowings	Loans	Borrowings	Loans	the Utility	Short-term
	from Utility	to Utility	from Utility	to Utility	Money Pool as of	Borrowing
Company	Money Pool	Money Pool	Money Pool	Money Pool	December 31, 2015	Limit
	(in thousands)
APTCo	$1,385	$—	$804	$—	$(918)	$40,000
IMTCo	66,157	28,715	24,965	10,999	26,461	180,000
KTCo	18,103	—	7,282	—	(3,526)	75,000
OHTCo	93,496	68,781	38,177	18,823	30,900	200,000
OKTCo	28,371	36,948	11,224	16,880	(11,486)	125,000
WVTCo	50,054	25,724	19,305	11,590	24,626	175,000
Total					$66,057

The maximum and minimum interest rates for funds either borrowed from or loaned to the Utility Money Pool for APTCo, IMTCo, KTCo, OHTCo, OKTCo, and WVTCo were as follows:

	Years Ended December 31,
	2016	2015	2014
Maximum Interest Rate	1.02%	0.87%	0.59%
Minimum Interest Rate	0.69%	0.37%	0.24%

The average interest rates for funds borrowed from and loaned to the Utility Money Pool are summarized for APTCo, IMTCo, KTCo, OHTCo, OKTCo and WVTCo in the following table:

	Average Interest Rate			Average Interest Rate
	for Funds Borrowed			for Funds Loaned
	from Utility Money Pool for			to Utility Money Pool for
	Years Ended December 31,			Years Ended December 31,
Company	2016	2015	2014	2016	2015	2014
APTCo	0.82%	0.48%	0.30%	0.89%	—%	—%
IMTCo	0.85%	0.46%	0.28%	0.76%	0.65%	0.37%
KTCo	0.81%	0.48%	0.30%	0.97%	—%	0.29%
OHTCo	0.85%	0.45%	0.28%	0.87%	0.50%	0.45%
OKTCo	0.83%	0.50%	0.28%	0.94%	0.47%	0.40%
WVTCo	0.86%	0.46%	0.27%	0.75%	0.56%	0.40%

The amounts of outstanding loans to (borrowings from) AEP as of December 31, 2016 and 2015 are included in Advances to Affiliates and Advances from Affiliates, respectively, on the balance sheets. Direct borrowing and lending activity with AEP and corresponding authorized borrowing limits for the years ended December 31, 2016 and 2015 are described in the following tables:

					Net
					Loans to	Authorized
	Maximum	Maximum	Average	Average	(Borrowings from)	Short-term
	Borrowings	Loans	Borrowings	Loans	AEP as of	Borrowing
Company	from AEP	to AEP	from AEP	to AEP	December 31, 2016	Limit
	(in thousands)
AEPTCo Parent	$4,637	$170,392	$4,637	$35,659	$14,242	$ NA
SWTCo	1,147	—	993	—	(1,045)	75,000
Total					$13,197

NA Not applicable.

					Net
					Loans to	Authorized
	Maximum	Maximum	Average	Average	(Borrowings from)	Short-term
	Borrowings	Loans	Borrowings	Loans	AEP as of	Borrowing
Company	from AEP	to AEP	from AEP	to AEP	December 31, 2015	Limit
	(in thousands)
AEPTCo Parent	$2,749	$37,349	$1,832	$14,992	$14,131	$ NA
SWTCo	1,043	—	906	—	(927)	75,000
Total					$13,204

NA Not applicable.

The maximum and minimum interest rates for funds either borrowed from or loaned to AEP for AEPTCo Parent and SWTCo were as follows:

	Years Ended December 31,
	2016	2015	2014
Maximum Interest Rate	1.02%	0.87%	0.59%
Minimum Interest Rate	0.69%	0.37%	0.24%

The average interest rates for funds borrowed from and loaned to AEP are summarized in the following table:

	Average Interest Rate			Average Interest Rate
	for Funds Borrowed			for Funds Loaned
	from AEP for			to AEP for
	Years Ended December 31,			Years Ended December 31,
Company	2016	2015	2014	2016	2015	2014
AEPTCo Parent	0.75%	0.46%	0.29%	0.87%	0.47%	0.31%
SWTCo	0.83%	0.48%	0.30%	—%	—%	—%

Interest expense related to the Utility Money Pool and to the direct financing relationship with AEP is included in Interest Expense. AEPTCo Parent and the State Transcos incurred interest expense for amounts borrowed from the Utility Money Pool and AEP as indicated in the following table:

	Years Ended December 31,
Company	2016	2015	2014
	(in thousands)
AEPTCo Parent	$—	$—	$35
APTCo	6	4	14
IMTCo	557	110	56
KTCo	46	35	4
OHTCo	333	112	124
OKTCo	252	31	40
SWTCo	8	4	2
WVTCo	126	80	84
Total Interest Expense	$1,328	$376	$359

Interest income related to the Utility Money Pool and to the direct financing relationship with AEP is included in Interest Income on AEPTCo’s statement of income. AEPTCo Parent and the State Transcos earned interest income for amounts loaned to the Utility Money Pool and AEP as indicated in the following table:

	Years Ended December 31,
Company	2016	2015	2014
	(in thousands)
AEPTCo Parent	$315	$70	$22
IMTCo	8	4	9
KTCo	2	—	—
OHTCo	34	35	11
OKTCo	1	38	10
WVTCo	15	7	7
Total Interest Income	$375	$154	$59

Debt Covenants

AEPTCo’s note purchase agreements contain certain covenants and require them to maintain percentage of debt to total capitalization at a level that does not exceed 67.5%. The method for calculating outstanding debt and capitalization is contractually defined in the note purchase agreements. In addition, subject to certain conditions, AEPTCo has covenanted that it will not incur debt secured by a lien unless its other indebtedness is similarly secured.

Covenants in AEPTCo’s note purchase agreements also limit the amount of contractually-defined priority debt (which includes a further sub-limit of $50 million of secured debt) to 10% of consolidated tangible net assets. The following table provides detail used in the calculation of AEPTCo’s priority debt covenants as of December 31, 2016:

	Advances from	Advances to	Secured	Priority
Company	Affiliates	Affiliates	Debt	Debt
	(in thousands)
AEPTCo Parent	$—	$14,242	$—	$—
APTCo	1,397	—	—	1,397
IMTCo	—	15,067	—	—
KTCo	—	3,476	—	—
OHTCo	—	34,323	—	—
OKTCo	1,234	—	—	1,234
SWTCo	1,045	—	—	1,045
WVTCo	401	—	—	401
Total	$4,077	$67,108	$—	$4,077

Nonperformance under these covenants could result in an event of default under these note purchase agreements.

Dividend Restrictions
Federal Power Act

In accordance with the Federal Power Act, the State Transcos are prohibited from paying dividends to AEPTCo Parent out of capital accounts, other than retained earnings, without regulatory approval. As a result, the State Transcos may be limited in their ability to transfer funds to AEPTCo Parent in the form of dividends.  As of December 31, 2016, the maximum amount of restricted net assets of the State Transcos that may not be distributed to AEPTCo Parent in the form of a loan, advance or dividend was $1.5 billion. As of December 31, 2016, the Federal Power Act restriction did not limit the ability of the State Transcos to pay dividends out of retained earnings to AEPTCo Parent.

Credit Agreement Leverage Restrictions

Pursuant to the leverage restrictions in AEPTCo’s credit agreement, AEPTCo must maintain a percentage of debt to total capitalization at a level that does not exceed 67.5%.  This credit agreement leverage restriction can limit the ability of AEPTCo to pay dividends out of retained earnings to AEP Parent. The payment of cash dividends indirectly results in an increase in the percentage of debt to total capitalization of the company distributing the dividend.  The method for calculating outstanding debt and capitalization is contractually defined in the credit agreements.  As of December 31, 2016, the leverage restriction did not limit the ability of AEPTCo to pay dividends out of retained earnings to AEP Parent.

Capital Contributions Subsequent to Year-End

In January 2017, AEP Transmission Holdco made a capital contribution of $39.5 million to AEPTCo Parent. Consequently, AEPTCo Parent made capital contributions of $20 million, $13 million, $5.5 million and $1 million to IMTCo, OKTCo, OHTCo and WVTCo, respectively.

In February 2017, AEP Transmission Holdco made a capital contribution of $42.5 million to AEPTCo Parent. Consequently, AEPTCo Parent made capital contributions of $14.5 million, $11.5 million, $8.5 million and $8 million to IMTCo, OKTCo, WVTCo and OHTCo, respectively.

In March 2017, AEP Transmission Holdco made a capital contribution of $43.5 million to AEPTCo Parent. Consequently, AEPTCo Parent made capital contributions of $14 million, $12.5 million, $11 million and $6 million to OHTCo, IMTCo, WVTCo and OKTCo, respectively.

11. RELATED PARTY TRANSACTIONS

For other related party transactions, also see “Corporate Borrowing Program” and “Debt Covenants” sections of Note 10.

Affiliated Transmission Revenues

AEP East Transmission Companies

Subsidiaries of AEP that are load serving entities within the PJM region incur PJM transmission services in accordance with the OATT and Transmission Agreement. The AEP East Transmission Companies recorded these affiliated transmission revenues in Sales to AEP Affiliates. These affiliated transmission revenues in 2016, 2015 and 2014 were as follows:

	Years Ended December 31,
Company	2016	2015	2014
	(in thousands)
APTCo	$856	$—	$8
IMTCo	62,348	33,002	16,586
KTCo	3,802	1,355	137
OHTCo	215,592	142,705	70,937
WVTCo	41,150	18,737	2,722
Total - PJM Activity	$323,748	$195,799	$90,390

AEP West Transmission Companies

Subsidiaries of AEP that are load serving entities within the SPP region incur SPP transmission services and base plan funding services in accordance with the OATT and Transmission Coordination Agreement. The AEP West Transmission Companies recorded these affiliated transmission revenues in Sales to AEP Affiliates. These affiliated transmission revenues in 2016, 2015 and 2014 were as follows:

	Years Ended December 31,
Company	2016	2015	2014
	(in thousands)
OKTCo	$42,372	$29,707	$25,834
SWTCo	24	66	234
Total - SPP Activity	$42,396	$29,773	$26,068

Services Provided by AEP Subsidiaries

AEP subsidiaries perform certain transmission services for other AEP subsidiaries when necessary or practical. The costs of these services are billed on a direct-charge basis, whenever possible, or on reasonable basis of proration for services that benefit multiple companies. The billings for services are made at cost and included no compensation for the use of equity capital.

AEPTCo’s net billings from AEP and AEP’s subsidiaries for the years ended December 31, 2016, 2015 and 2014 were as follows:

Total Billings to AEPTCo
Years Ended December 31,

Billing Company	2016	2015	2014
	(in thousands)
AEP	$—	$1	$1
AEPEP	6	4	—
AEP Texas	639	545	342
AGR	2	—	7
APCo	4,464	4,475	17,854
APTCo	4	1,268	2,681
CSW Energy, Inc.	—	—	4
I&M	12,713	13,132	12,923
IMTCo	3	(15)	100
KPCo	135	463	623
OHTCo	12	—	43
OPCo	14,579	7,878	36,624
PSO	5,797	4,251	2,285
SWEPCo	420	299	79
SWTCo	86	—	—
Transource Energy	136	117	—
Transource Missouri	—	—	887
WPCo	132	137	144
WVTCo	1	—	—

Sales and Purchases of Property

The State Transcos sold and purchased transmission property recorded in CWIP to/from certain AEP subsidiaries at book value. The following table shows the affiliated sales and purchases for the years ended December 31, 2016, 2015 and 2014:

	Years Ended December 31,
Companies	2016	2015	2014
	(in thousands)
APCo to WVTCo	$1,131	$—	$1,497
AEP Texas to OHTCo	—	337	—
WVTCo to OPCo	—	—	887
OPCo to OHTCo	421	—	2
PSO to OKTCo	1,186	61	—
OKTCo to SWEPCo	—	217	238
I&M to IMTCo	3,780	—	—

Joint License Agreement

IMTCo, KTCo, OHTCo and OKTCo entered into 50-year joint license agreements with I&M, KPCo, OPCo and PSO, respectively, allowing either party to occupy the granting party’s facilities or real property. After the expiration of the agreement, the term shall automatically renew for successive one-year terms unless either party provides notice. The joint license billing provides compensation to the granting party for the cost of carrying assets, including depreciation expense, property taxes, interest expense, return on equity and income taxes. For the years ended December 31, 2016, 2015 and 2014, IMTCo, KTCo, OHTCo and OKTCo recorded the following costs in Other Operation expense related to these agreements:

	Years Ended December 31,
Company	2016	2015	2014
	(in thousands)
IMTCo	$841	$572	$484
OHTCo	2,257	1,973	1,293
OKTCo	245	254	185
KTCo	99	12	—

12. VARIABLE INTEREST ENTITIES

Variable Interest Entities

The accounting guidance for “Variable Interest Entities” is a consolidation model that considers if a company has a variable interest in a VIE. A VIE is a legal entity that possesses any of the following conditions: the entity’s equity at risk is not sufficient to permit the legal entity to finance its activities without additional subordinated financial support, equity owners are unable to direct the activities that most significantly impact the legal entity’s economic performance (or they possess disproportionate voting rights in relation to the economic interest in the legal entity), or the equity owners lack the obligation to absorb the legal entity’s expected losses or the right to receive the legal entity’s expected residual returns. Entities are required to consolidate a VIE when it is determined that they have a controlling financial interest in a VIE and therefore, are the primary beneficiary of that VIE, as defined by the accounting guidance for “Variable Interest Entities”. In determining whether AEPTCo is the primary beneficiary of a VIE, management considers whether AEPTCo has the power to direct the most significant activities of the VIE and is obligated to absorb losses or receive the expected residual returns that are significant to the VIE. Management believes that significant assumptions and judgments were applied consistently. AEPTCo is not the primary beneficiary of any VIE and has not provided financial or other support to any VIE that was not previously contractually required.

AEPSC provides certain managerial and professional services to AEP subsidiaries including AEPTCo. Parent is the sole equity owner of AEPSC. AEP management controls the activities of AEPSC. The costs of the services are based on a direct charge or on a prorated basis and billed to the AEP subsidiary companies including AEPTCo at AEPSC’s cost. AEP subsidiaries including AEPTCo have not provided financial or other support outside of the reimbursement of costs for services rendered. AEPSC finances its operations through cost reimbursement from other AEP subsidiaries including AEPTCo. There are no other terms or arrangements between AEPSC and any of the AEP subsidiaries including AEPTCo that could require additional financial support from an AEP subsidiary including AEPTCo or expose them to losses outside of the normal course of business. AEPSC and its billings are subject to regulation by the FERC. AEP subsidiaries including AEPTCo are exposed to losses to the extent they cannot recover the costs of AEPSC through their normal business operations. AEP subsidiaries including AEPTCo are considered to have a significant interest in AEPSC due to their activity in AEPSC’s cost reimbursement structure. However, AEP subsidiaries including AEPTCo do not have control over AEPSC. AEPSC is consolidated by AEP. In the event AEPSC would require financing or other support outside the cost reimbursement billings, this financing would be provided by AEP. AEPTCo’s total billings from AEPSC for the years ended December 31, 2016, 2015 and 2014 were $131 million, $108 million and $89 million, respectively. The carrying amount of liabilities associated with AEPSC as of December 31, 2016 and 2015 were $23 million and $12 million, respectively. Management estimates the maximum exposure of loss to be equal to the amount of such liability.

13. TRANSMISSION PROPERTY

Depreciation

IMTCo, KTCo, OHTCo, OKTCo and WVTCo provide for depreciation of Transmission Property on a straight-line basis over the estimated useful lives of property. IMTCo’s, KTCo’s, OHTCo’s, OKTCo’s and WVTCo’s composite depreciation rates and depreciable lives for 2016, 2015 and 2014 were as follows:

	Years Ended December 31,
	2016				2015				2014
Company	Annual Composite Depreciation Rate	Depreciable Life Ranges			Annual Composite Depreciation Rate	Depreciable Life Ranges			Annual Composite Depreciation Rate	Depreciable Life Ranges
		(in years)				(in years)				(in years)
IMTCo	1.05%	50	-	75	1.17%	50	-	65	1.49%	50	-	65
KTCo	1.49%	50			2.22%	50			—%	NA
OHTCo	1.92%	20	-	75	1.53%	20	-	75	1.13%	25	-	87
OKTCo	1.67%	54	-	100	1.85%	55	-	75	1.72%	55	-	75
WVTCo	1.17%	42	-	68	0.96%	42	-	68	0.55%	35	-	80

NA Not applicable.

Asset Retirement Obligations (ARO)

IMTCo, KTCo, OHTCo, OKTCo and WVTCo have identified, but not recognized, ARO liabilities related to electric transmission assets, as a result of certain easements on property on which assets are owned. Generally, such easements are perpetual and require only the retirement and removal of assets upon the cessation of the property’s use. The retirement obligation is not estimable for such easements since IMTCo, KTCo, OHTCo, OKTCo and WVTCo each plan to use their respective facilities indefinitely. The retirement obligation would only be recognized if and when IMTCo, KTCo, OHTCo, OKTCo or WVTCo abandon or cease the use of specific easements, which is not expected.

Allowance for Funds Used During Construction (AFUDC)

AEPTCo’s amounts of allowance for borrowed and equity funds used during construction are summarized in the following table:

	Years Ended December 31,
	2016	2015	2014
	(in thousands)
Allowance for Equity Funds Used During Construction	$52,261	$53,080	$44,873
Allowance for Borrowed Funds Used During Construction	15,616	17,713	11,071

AEP Transmission Company, LLC
Offers to Exchange

$300,000,000 aggregate principal amount of its 3.10% Senior Notes, Series F due 2026 and
$400,000,000 aggregate principal amount of its 4.00% Senior Notes, Series G due 2046, each of which have been registered under the Securities Act of 1933, as amended,

for any and all of its outstanding

3.10% Senior Notes, Series D due 2026 and
4.00% Senior Notes, Series E due 2046, respectively

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PROSPECTUS
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April 17, 2017

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